 AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 12, 1995
                                                      Registration No. 33------
===============================================================================
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                      --------------------------
                               FORM S-4
                        REGISTRATION STATEMENT
                                 Under
                      THE SECURITIES ACT OF 1933
                      --------------------------
                    MERCANTILE BANCORPORATION INC.
        (Exact name of registrant as specified in its charter)
            MISSOURI                     6712                43-0951744
(State or other jurisdiction     (Primary Standard         (I.R.S. Employer
     of incorporation or       Industrial Classification    Identification
        organization)                 Code Number)              Number)

                             P.O. Box 524
                    St. Louis, Missouri  63166-0524
                            (314) 425-2525
  (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                      --------------------------
                           W. RANDOLPH ADAMS
                        Chief Financial Officer
                    Mercantile Bancorporation Inc.
                             P.O. Box 524
                    St. Louis, Missouri  63166-0524
                            (314) 425-2525
  (Name, address, including ZIP code, and telephone number, including area code, of agent for service)
                      --------------------------
                                   Copy to:
  JON W. BILSTROM, ESQ.       ROBERT M. LaROSE, ESQ.      O.J. TAYLOR, ESQ.
     General Counsel           Thompson & Mitchell     Taylor, Stafford, Woody,
      and Secretary            One Mercantile Center    Clithero & Fitzgerald
Mercantile Bancorporation    St. Louis, Missouri 63101   Glenstone at Sunshine
          Inc.                    (314) 231-7676         Springfield, Missouri
     P.O. Box 524                                                 65804
  St. Louis, Missouri                                         (417) 887-2020
       63166-0524
     (314) 425-2525
                      --------------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO
THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance
with General Instruction G, check the following box.   / /
                      --------------------------

                                                  CALCULATION OF REGISTRATION FEE
===================================================================================================================================
   Title of each class of           Amount to be       Proposed maximum             Proposed maximum                  Amount of
 securities to be registered         registered     offering price per unit     aggregate offering price <F2>      registration fee
- ------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $5.00 par value <F1>     675,000                N/A                       $15,500,000                   $5,344.87
                                       shares
====================================================================================================================================

   <F1> Includes one attached Preferred Share Purchase Right per share.

   <F2> Estimated solely for purposes of computing the Registration
        Fee pursuant to the provisions of Rule 457(f), and based upon the $15,500,000 aggregate book value of 35,981 shares of Common Stock, $10.00 par value, of Southwest Bancshares, Inc. as of May 31, 1995.

                      --------------------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of
1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
===============================================================================

                    MERCANTILE BANCORPORATION INC.

        CROSS REFERENCE SHEET FURNISHED PURSUANT TO ITEM 501(b)
      OF REGULATION S-K SHOWING HEADING OR LOCATION IN PROSPECTUS
         OF INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-4
      -----------------------------------------------------------

Form S-4 Item Number and Caption                Heading or Location in Prospectus
- --------------------------------                ---------------------------------

A. Information about the Transaction

   1.   Forepart of Registration                Facing Page; Cross Reference Sheet; Outside
        Statement and Outside Front             Front Cover Page of Prospectus
        Cover Page of Prospectus

   2.   Inside Front and Outside Back           Available Information; Incorporation of
        Cover Pages of Prospectus               Certain Information by Reference; Table of
                                                Contents

   3.   Risk Factors, Ratio of Earnings         Summary Information; Pro Forma Financial
        to Fixed Charges and Other              Information
        Information

   4.   Terms of the Transaction                Summary Information; Incorporation of
                                                Certain Information by Reference; Terms of
                                                the Proposed Merger; Certain Federal
                                                Income Tax Consequences of the Merger;
                                                Information Regarding MBI Common Stock

   5.   Pro Forma Financial                     Pro Forma Financial Information
        Information

   6.   Material Contacts with the              Summary Information; Terms of the
        Company Being Acquired                  Proposed Merger

   7.   Additional Information Required         Not Applicable
        for Reoffering by Persons and
        Parties Deemed to be
        Underwriters

   8.   Interests of Named Experts and          Legal Matters
        Counsel

   9.   Disclosure of Commission                Not Applicable
        Position on Indemnification for
        Securities Act Liabilities


                                    - i -

Form S-4 Item Number and Caption                Heading or Location in Prospectus
- --------------------------------                ---------------------------------

B. Information About the Registrant

   10.  Information with Respect to S-3         Incorporation of Certain Information by
        Registrants                             Reference; Summary Information;
                                                Information Regarding MBI Common Stock

   11.  Incorporation of Certain                Incorporation of Certain Information by
        Information by Reference                Reference

   12.  Information with Respect to S-2         Not Applicable
        or S-3 Registrants

   13.  Incorporation of Certain                Not Applicable
        Information by Reference

   14.  Information with Respect to             Not Applicable
        Registrants Other Than S-2 or
        S-3 Registrants

C. Information About the Company Being Acquired

   15.  Information with Respect to S-3         Not Applicable
        Companies

   16.  Information with Respect to S-2         Not Applicable
        or S-3 Companies

   17.  Information with Respect to             Summary Information; Information
        Companies Other Than S-2 or             Regarding Southwest
        S-3 Companies

D. Voting and Management Information

   18.  Information if Proxies, Consents        Information Regarding Special Meeting;
        or Authorizations are to be             Incorporation of Certain Information by
        Solicited                               Reference; Rights of Dissenting Shareholders
                                                of Southwest; Information Regarding
                                                Southwest

   19.  Information if Proxies, Consents        Not Applicable
        or Authorizations are not to be
        Solicited in an Exchange Offer

                     [SOUTHWEST BANCSHARES, INC.]

                      --------------------, 1995

Dear Fellow Shareholder:

           The Board of Directors cordially invites you to attend a Special Meeting of Shareholders of Southwest Bancshares, Inc. ("Southwest") to be held at --:00 -.m. Central Time, on
- ------------, ---------------, 1995, at ------------------------,
- -------------------------, Bolivar, Missouri (the "Special
Meeting"). At this important meeting, you will be asked to consider and vote upon the Agreement and Plan of Merger dated January 27, 1995 (the "Merger Agreement"), pursuant to which Southwest will be merged with and into a wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI").

           I have enclosed the following items relating to the Special Meeting and the merger:

           1.   Proxy Statement/Prospectus;

           2.   Proxy card; and

           3. A pre-addressed return envelope to Southwest for the proxy card.

The Proxy Statement/Prospectus and related proxy materials set forth, or incorporate by reference, financial data and other important information relating to Southwest and MBI and describe the terms and conditions of the proposed merger. The Board of Directors requests that you carefully review these materials before completing the enclosed proxy card or attending the Special Meeting.

           THE BOARD OF DIRECTORS OF SOUTHWEST CAREFULLY CONSIDERED AND APPROVED THE TERMS OF THE MERGER AGREEMENT AS BEING IN THE BEST INTEREST OF SOUTHWEST AND ITS SHAREHOLDERS. THE SOUTHWEST BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE PROPOSAL TO APPROVE THE MERGER AGREEMENT.

           APPROVAL OF THE MERGER AGREEMENT BY THE SOUTHWEST SHAREHOLDERS IS A CONDITION TO THE CONSUMMATION OF THE MERGER. Accordingly, it is important that your shares be represented at the Special Meeting, whether or not you plan to attend the Special Meeting in person. Please complete, date and sign the enclosed proxy card and return it to Southwest in the enclosed pre-addressed envelope, which requires no postage if mailed within the United States. If you later decide to attend the Special Meeting and vote in person, or if you wish to revoke your proxy for any reason prior to the vote at the Special Meeting, you may do so and your proxy will have no further effect. You may revoke your proxy by delivering to the Secretary of Southwest a written notice of revocation or another proxy relating to the same shares bearing a later date than the proxy being revoked or by attending the Special Meeting and voting in person. Attendance at the Special Meeting will not in itself constitute a revocation of an earlier dated proxy.

           If you need assistance in completing your proxy card or if you have any questions about the Proxy Statement/Prospectus, please feel free to contact ---------------- at (---) --------.

                                       Sincerely,


                                       Joe F. Rayl
                                       Chairman

                      SOUTHWEST BANCSHARES, INC.
                     102 South Springfield Street
                       Bolivar, Missouri  65613

               NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                              To Be Held
                          -------------, 1995

TO THE SHAREHOLDERS OF SOUTHWEST BANCSHARES, INC.:

           Notice is hereby given that a Special Meeting of Shareholders of SOUTHWEST BANCSHARES, INC., a Missouri corporation ("Southwest"), will be held at ------------------------,
- -----------------------------, Bolivar, Missouri on -----------,
- --------------, 1995, at --:00 -.m. Central Time, for the following purposes:

           (1) To consider and vote upon the adoption and approval of the Agreement and Plan of Merger dated January 27, 1995, pursuant to which Southwest will be merged (the "Merger") with and into Ameribanc, Inc., a Missouri corporation and wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI"), in a transaction which would result in the business and operations of Southwest being continued through such wholly owned subsidiary, and whereby, upon the consummation of the Merger, each share of Southwest common stock will be converted into the right to receive
18.7599 shares of MBI common stock, as set forth in detail in the attached Proxy Statement/Prospectus.

           (2) To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

           The record date for determining the shareholders entitled to receive notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof has been fixed as of the close of business on -----------------, 1995.

           WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE. THE PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE VOTE AT THE SPECIAL MEETING BY FOLLOWING THE PROCEDURES SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/ PROSPECTUS.


                                      BY ORDER OF THE BOARD OF DIRECTORS



                                      -----------------------------------
                                      Secretary
Bolivar, Missouri
- -----------, 1995

                    MERCANTILE BANCORPORATION INC.
                              PROSPECTUS

                      --------------------------

                      SOUTHWEST BANCSHARES, INC.
                            PROXY STATEMENT
                    SPECIAL MEETING OF SHAREHOLDERS
                 TO BE HELD ON ----------------, 1995

           This Prospectus of Mercantile Bancorporation Inc. ("MBI") relates to up to 675,000 shares of Common Stock, $5.00 par value, and attached Preferred Share Purchase Rights (the "Rights"), of MBI (the Common Stock and Rights are collectively referred to herein as the "MBI Common Stock"), to be issued to the shareholders of Southwest Bancshares, Inc., a Missouri corporation ("Southwest"), upon consummation of the proposed merger (the "Merger") of Southwest with and into Ameribanc, Inc., a Missouri corporation ("ABNK") which is a wholly owned subsidiary of MBI. Upon receipt of the requisite shareholder and regulatory approvals, the Merger will be consummated pursuant to the terms of the Agreement and Plan of Merger dated January 27, 1995 (the "Merger Agreement"), by and among MBI, ABNK and Southwest. This Prospectus also serves as the Proxy Statement of Southwest for use in connection with the Special Meeting of Shareholders of Southwest (the "Special Meeting"), which will be held on ------------------, 1995, at the time and place and for the purposes stated in the Notice of Special Meeting of Shareholders accompanying this Proxy Statement/Prospectus.

           Pursuant to the Merger, MBI will issue up to an aggregate of 675,000 shares of MBI Common Stock. Upon consummation of the Merger, the business and operations of Southwest will be continued through ABNK and each share of Southwest common stock, $10.00 par value ("Southwest Common Stock"), will be converted into the right to receive 18.7599 shares of MBI Common Stock. The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares. See "TERMS OF THE PROPOSED MERGER - General Description of the Merger." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares. See
"TERMS OF THE PROPOSED MERGER - Fractional Shares."

           The transaction is intended to qualify as a reorganization under the Internal Revenue Code of 1986, as amended (the "Code"). The Merger generally is intended to achieve certain tax-deferral benefits for federal income tax purposes for Southwest shareholders. See "SUMMARY INFORMATION - Federal Income Tax
Consequences in General" and "CERTAIN FEDERAL INCOME TAX
CONSEQUENCES OF THE MERGER."

           MBI Common Stock is traded on the New York Stock Exchange (the "NYSE") under the symbol "MTL." On June 9, 1995 the closing sale price for MBI Common Stock as reported on the NYSE Composite
Tape was $40.625.

           This Proxy Statement/Prospectus, the Notice of Special
Meeting and the form of proxy were first mailed to the shareholders of Southwest on or about ----------------, 1995.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Proxy Statement/Prospectus is ----------------, 1995.

                         AVAILABLE INFORMATION
                         ---------------------

           MBI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by MBI with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Suite 1300, Seven World Trade Center, New York, New York 10048 and Room 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. MBI Common Stock is listed on the NYSE, and such reports, proxy statements and other information concerning MBI are available for inspection and copying at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

           This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4 and exhibits thereto (the "Registration Statement") covering the securities offered hereby which has been filed by MBI with the Commission. As permitted by the rules and regulations of the Commission, this Proxy Statement/Prospectus omits certain information contained or incorporated by reference in the Registration Statement. Statements contained in this Proxy Statement/Prospectus provide a summary of the contents of any contract or other document referenced herein but are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement. For such further information, reference is made to the Registration Statement.


           INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
           -------------------------------------------------

           THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. DOCUMENTS RELATING TO MBI, EXCLUDING EXHIBITS UNLESS SPECIFICALLY INCORPORATED THEREIN, ARE AVAILABLE, WITHOUT CHARGE, UPON WRITTEN
OR ORAL REQUEST TO JON W. BILSTROM, GENERAL COUNSEL AND SECRETARY, MERCANTILE BANCORPORATION INC., P.O. BOX 524, ST. LOUIS, MISSOURI 63166-0524, TELEPHONE (314) 425-2525. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY
- -----------------, 1995.

           The following documents filed with the Commission by MBI under the Exchange Act are incorporated herein by reference:

           (a)  MBI's Report on Form 10-K for the year ended
                December 31, 1994.

           (b)  MBI's Report on Form 10-Q for the quarter ended
                March 31, 1995.

           (c)  MBI's Current Reports on Form 8-K dated May 12,
                1995 and May 31, 1995.

           (d)  The description of MBI's Common Stock set forth in
                Item 1 of MBI's Registration Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

           (e)  The description of MBI's Preferred Share Purchase
                Rights set forth in Item 1 of MBI's Registration
                Statement on Form 8-A, dated March 5, 1993, and any amendment or report filed for the purpose of updating such description.

           All documents filed by MBI pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof and until the date of the Special Meeting shall be deemed to be incorporated by reference herein and made a part hereof from the date any such document is filed. The information relating to MBI contained in this Proxy Statement/Prospectus does not purport to be complete and should be read together with the information in the documents incorporated by reference herein. Any statement contained herein or in a document incorporated herein by reference shall be deemed to be modified or superseded for purposes hereof to the extent that a subsequent statement contained herein or in any other subsequently filed document incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part hereof.

           Any statements contained in this Proxy
Statement/Prospectus involving matters of opinion, whether or not expressly so stated, are intended as such and not as representations of fact.

           NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROXY STATEMENT/ PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY MBI OR SOUTHWEST. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SHARES OF MBI COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES PURSUANT HERETO SHALL IMPLY OR CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF MBI OR SOUTHWEST OR ANY OF THEIR SUBSIDIARIES OR IN THE INFORMATION SET FORTH HEREIN SUBSEQUENT TO THE DATE HEREOF.

                           TABLE OF CONTENTS
                                                                  Page
                                                                  ----
AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . . . . . .   2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE. . . . . . . . .   2

SUMMARY INFORMATION. . . . . . . . . . . . . . . . . . . . . . . .   7
      Business of MBI. . . . . . . . . . . . . . . . . . . . . . .   7
      Business of ABNK . . . . . . . . . . . . . . . . . . . . . .   8
      Business of Southwest. . . . . . . . . . . . . . . . . . . .   8
      The Proposed Merger. . . . . . . . . . . . . . . . . . . . .   8
      Other Agreements . . . . . . . . . . . . . . . . . . . . . .   9
      Interests of Certain Persons in the Merger . . . . . . . . .   9
      Special Meeting of Southwest Shareholders. . . . . . . . . .  10
      Reasons for the Merger . . . . . . . . . . . . . . . . . . .  10
      Fractional Shares. . . . . . . . . . . . . . . . . . . . . .  11
      Waiver and Amendment . . . . . . . . . . . . . . . . . . . .  11
      Federal Income Tax Consequences in General . . . . . . . . .  11
      Regulatory Approval. . . . . . . . . . . . . . . . . . . . .  11
      Accounting Treatment . . . . . . . . . . . . . . . . . . . .  12
      Dissenters' Rights . . . . . . . . . . . . . . . . . . . . .  12
      Markets and Market Prices. . . . . . . . . . . . . . . . . .  12
      Comparative Unaudited Per Share Data . . . . . . . . . . . .  13
      Summary Financial Data . . . . . . . . . . . . . . . . . . .  14

INFORMATION REGARDING SPECIAL MEETING. . . . . . . . . . . . . . .  17
      General. . . . . . . . . . . . . . . . . . . . . . . . . . .  17
      Date, Time and Place . . . . . . . . . . . . . . . . . . . .  17
      Record Date; Vote Required . . . . . . . . . . . . . . . . .  17
      Voting and Revocation of Proxies . . . . . . . . . . . . . .  17
      Solicitation of Proxies. . . . . . . . . . . . . . . . . . .  18

TERMS OF THE PROPOSED MERGER . . . . . . . . . . . . . . . . . . .  18
      General Description of the Merger. . . . . . . . . . . . . .  19
      Other Agreements . . . . . . . . . . . . . . . . . . . . . .  20
      Interests of Certain Persons in the Merger . . . . . . . . .  20
      Background of and Reasons for the Merger; Board
        Recommendations. . . . . . . . . . . . . . . . . . . . . .  20
      Conditions of the Merger . . . . . . . . . . . . . . . . . .  22
      Termination of the Merger Agreement. . . . . . . . . . . . .  23
      Indemnification. . . . . . . . . . . . . . . . . . . . . . .  24
      Closing Date . . . . . . . . . . . . . . . . . . . . . . . .  24
      Surrender of Southwest Stock Certificates and Receipt of
        MBI Common Stock . . . . . . . . . . . . . . . . . . . . .  24
      Fractional Shares. . . . . . . . . . . . . . . . . . . . . .  25
      Regulatory Approval. . . . . . . . . . . . . . . . . . . . .  25
      Business Pending the Merger. . . . . . . . . . . . . . . . .  26
      Waiver and Amendment . . . . . . . . . . . . . . . . . . . .  28
      Accounting Treatment . . . . . . . . . . . . . . . . . . . .  28

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER. . . . . . .  29

                                    - 4 -

                                                                  Page
                                                                  ----
RIGHTS OF DISSENTING SHAREHOLDERS OF SOUTHWEST . . . . . . . . . .  32

PRO FORMA FINANCIAL INFORMATION. . . . . . . . . . . . . . . . . .  33
      Comparative Unaudited Per Share Data . . . . . . . . . . . .  33
      Pro Forma Combined Consolidated Financial Statements
        (Unaudited). . . . . . . . . . . . . . . . . . . . . . . .  34

INFORMATION REGARDING SOUTHWEST. . . . . . . . . . . . . . . . . .  44
      Business . . . . . . . . . . . . . . . . . . . . . . . . . .  44
      Management's Discussion and Analysis of Financial
        Condition. . . . . . . . . . . . . . . . . . . . . . . . .  45
      Results of Operation . . . . . . . . . . . . . . . . . . . .  45
      Financial Condition, Capital Resources and Liquidity . . . .  48
      Impact Of Future Accounting Pronouncements . . . . . . . . .  56
      Results Of Operation (First Quarter Comparison). . . . . . .  57
      Liquidity And Capital Resources (First Quarter
        Comparison). . . . . . . . . . . . . . . . . . . . . . . .  57
      Properties . . . . . . . . . . . . . . . . . . . . . . . . .  58
      Legal Proceedings. . . . . . . . . . . . . . . . . . . . . .  58
      Security Ownership of Certain Beneficial Owners and
        Management . . . . . . . . . . . . . . . . . . . . . . . .  59

INFORMATION REGARDING MBI STOCK. . . . . . . . . . . . . . . . . .  60
      Description of MBI Common Stock and Attached Preferred
        Share Purchase Rights. . . . . . . . . . . . . . . . . . .  60
      Restrictions on Resale of MBI Stock by Affiliates. . . . . .  62
      Comparison of the Rights of Shareholders of MBI and
        Southwest. . . . . . . . . . . . . . . . . . . . . . . . .  62

SUPERVISION AND REGULATION . . . . . . . . . . . . . . . . . . . .  65
      General. . . . . . . . . . . . . . . . . . . . . . . . . . .  65
      Certain Transactions with Affiliates . . . . . . . . . . . .  65
      Payment of Dividends . . . . . . . . . . . . . . . . . . . .  65
      Capital Adequacy . . . . . . . . . . . . . . . . . . . . . .  66
      FDIC Insurance Assessments . . . . . . . . . . . . . . . . .  67
      Support of Subsidiary Banks. . . . . . . . . . . . . . . . .  67
      FIRREA and FDICIA. . . . . . . . . . . . . . . . . . . . . .  68
      Depositor Preference Statute . . . . . . . . . . . . . . . .  69
      The Interstate Banking and Community Development
        Legislation. . . . . . . . . . . . . . . . . . . . . . . .  69

RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS. . . . . . . . . . . . .  69

LEGAL MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  70

EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  70

OTHER MATTERS. . . . . . . . . . . . . . . . . . . . . . . . . . .  70

SHAREHOLDER PROPOSALS. . . . . . . . . . . . . . . . . . . . . . .  70

CONSOLIDATED FINANCIAL STATEMENTS. . . . . . . . . . . . . . . . .  71

                                    - 5 -

                                                                  Page
                                                                  ----
ANNEXES

Annex A --
      Dissenters' Rights Provisions of The General and Business
        Corporation Law of Missouri. . . . . . . . . . . . . . . .  A-1

                          SUMMARY INFORMATION
                          -------------------

           The following is a summary of the important terms of the proposed Merger and related information discussed elsewhere in this Proxy Statement/Prospectus but does not purport to be complete and is qualified in its entirety by reference to the more detailed information which appears elsewhere in this Proxy Statement/Prospectus and the documents incorporated by reference herein. Shareholders of Southwest are urged to read this Proxy Statement/Prospectus in its entirety. All MBI per share data reflect a three-for-two stock split distributed in the form of a dividend on April 11, 1994.

BUSINESS OF MBI

           MBI, a Missouri corporation, was organized in 1970 and is a registered bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "BHCA"). At May 31, 1995,
MBI owned, directly or indirectly, all of the capital stock of Mercantile Bank of St. Louis National Association ("Mercantile Bank") and 50 other commercial banks which operate from 324 banking offices and 309 Fingertip Banking automated teller
machines located throughout Missouri, southern Illinois, eastern Kansas, Arkansas and Iowa. MBI's services concentrate in four major lines of business -- consumer, corporate, investment
banking and trust services.   MBI also operates non-banking
subsidiaries which provide related financial services, including investment management, brokerage services and asset-based lending. As of March 31, 1995, MBI had 52,749,516 shares of its Common Stock outstanding. As of March 31, 1995, MBI reported, on a restated consolidated basis, total assets of $15.2 billion, total deposits of $11.3 billion, total loans of $10.1 billion and shareholders' equity of $1.3 billion.

           On January 3, 1995, MBI completed the acquisitions of (i) UNSL Financial Corp. ("UNSL"), a Delaware corporation and a savings and loan holding company under the Home Owners Loan Act ("HOLA"), located in Lebanon, Missouri, and (ii) Wedge Bank ("Wedge"), an Illinois state-chartered bank located in Alton, Illinois. These acquisitions were accounted for under the pooling-of-interests method of accounting. As of January 3, 1995, UNSL and Wedge reported total assets of $508 million and $196 million, respectively, and total deposits of $381 million and $153 million, respectively.

           On May 1, 1995, MBI completed the acquisitions of
(i) Central Mortgage Bancshares, Inc. ("CMB"), a Missouri corporation and registered bank holding company under the BHCA, located in Kansas City, Missouri, and (ii) TCBankshares, Inc. ("TCB"), an Arkansas corporation and a registered bank holding company under the BHCA, located in North Little Rock, Arkansas. These acquisitions were accounted for under the pooling-of-interest method of accounting. As of March 31, 1995, CMB and TCB reported total assets of $655 million and $1.4 billion, respectively, and deposits of $570 million and $1.2 billion, respectively.

           In connection with the acquisitions of UNSL, CMB and TCB, MBI has restated its consolidated financial statements as of and for the years ended December 31, 1994, 1993 and 1992. MBI has filed supplemental financial statements as of and for the years ended December 31, 1994, 1993 and 1992 in a Current Report on Form 8-K, dated May 31, 1995, which has been incorporated by reference into this Proxy Statement/Prospectus. Due to the immateriality of the financial condition and results of operation of Wedge to that of MBI, the supplemental financial statements of MBI do not reflect the Wedge transaction.

           On December 23, 1994, MBI entered into an agreement to acquire Plains Spirit Financial Corporation ("Plains Spirit"), located in Davenport, Iowa. Plains Spirit, a Delaware corporation, is a registered savings and loan holding company under the HOLA which owns one federally-chartered stock savings bank. As of March 31, 1995, Plains Spirit reported total assets of $452 million, total deposits of $271 million, total loans of $261 million and stockholders' equity of $56 million.

           On February 16, 1995, MBI entered into an agreement to acquire AmeriFirst Bancorporation, Inc. ("AmeriFirst"), located in Sikeston, Missouri. AmeriFirst, a Missouri corporation, is a registered bank holding company under the BHCA which owns one commercial bank. As of March 31, 1995, AmeriFirst reported total assets of $157 million, total deposits of $131 million, total loans of $116 million and shareholders' equity of $15 million.

           MBI's principal executive offices are located at One
Mercantile Center, St. Louis, Missouri 63101 and its telephone number is (314) 425-2525.

BUSINESS OF ABNK

           ABNK, a Missouri corporation, is a wholly owned subsidiary of MBI which was organized in 1991. ABNK is a registered bank holding company under the BHCA. ABNK currently owns all of the capital stock of 21 banks and 1 trust company which operate from 178 locations in Missouri. ABNK, which will continue to be a subsidiary of MBI, will be the surviving corporation upon consummation of the Merger with Southwest.

BUSINESS OF SOUTHWEST

           Southwest, a Missouri corporation, commenced operations in 1962 and is a registered bank holding company under the BHCA. Southwest currently owns all of the issued and outstanding shares of capital stock of Southwest Bank, a Missouri state-chartered bank which operates from 11 locations in certain southwestern Missouri communities. As of January 27, 1995, 35,981 shares of Southwest Common Stock were issued and outstanding. As of March 31, 1995, Southwest reported, on a consolidated basis, total assets of $180.6 million, total deposits of $149.4 million, total loans of $126.8 million and shareholders' equity of $15.2 million. See "INFORMATION REGARDING SOUTHWEST."

           Southwest's principal executive offices are located at 102 South Springfield Street, Bolivar, Missouri and its telephone number is (417) 326-2265.

THE PROPOSED MERGER

           Subject to the satisfaction of the terms and conditions set forth in the Merger Agreement described below, Southwest will be merged with and into ABNK. Upon consummation of the Merger, Southwest's corporate existence will terminate and ABNK will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, each share of Southwest Common Stock will be converted into the right to receive 18.7599 shares of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or Southwest prior to the consummation of the Merger. The fair market value of MBI Common Stock to be received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

           KeyCorp Shareholder Services, Inc., the transfer agent for MBI Common Stock, has been selected as the Exchange Agent (the "Exchange Agent") for purposes of effecting the conversion of Southwest Common Stock into MBI Common Stock upon consummation of the Merger.

           The Merger Agreement provides that the consummation of the Merger is subject to certain terms and conditions, including the approval of the Merger Agreement by the affirmative vote of the holders of at least two-thirds of the outstanding shares of Southwest Common Stock and receipt of the requisite regulatory approval and an opinion of counsel regarding certain federal income tax aspects of the transaction. For a discussion of each of the conditions to the Merger, see "TERMS OF THE PROPOSED MERGER - Conditions of the Merger." The Merger will be consummated and become effective on the date and at the time (the "Effective Time") that the certificate of merger is issued by the Missouri Secretary of State.

           Unless the parties otherwise agree, the date of the closing of the Merger (the "Closing Date") shall occur on such date as MBI shall notify Southwest in writing but (i) not earlier than
(A) the approval of the Merger Agreement by the shareholders of Southwest and (B) the fifteenth day after the approval of the Merger by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") and (ii) not later than the first business day of the first full calendar month commencing at least five days after the approval date of the Merger by the Federal Reserve Board, and the expiration of all required waiting periods. The Merger Agreement may be terminated at any time prior to the Closing Date by the mutual consent of the parties or, unilaterally, by either party upon the occurrence of certain events or if the Merger is not consummated by January 27, 1996. See "TERMS OF THE PROPOSED MERGER
- - Conditions of the Merger" and  "- Termination of the Merger
Agreement."

OTHER AGREEMENTS

           Concurrent with the execution of the Merger Agreement, MBI and each of the directors of Southwest executed separate Voting Agreements (the "Voting Agreements") by which each such director agreed that he or she will vote all of the shares of Southwest Common Stock then owned or subsequently acquired in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time of the Merger, the termination of the Voting Agreement or the termination of the Merger Agreement, each director further agreed he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Southwest and a third party. Each director also agreed that he or she will not transfer shares of Southwest Common Stock unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Record Date (as defined below), the directors of Southwest owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

           Joe F. Rayl, Chairman of Southwest, has entered into an agreement with MBI whereby Mr. Rayl will serve as Chairman of Mercantile Bank of Springfield for a period of two years commencing on the Closing Date. During such two year period, Mr. Rayl will receive a base salary of $60,000 per year (inclusive of director's fees) and be entitled to participate in MBI's welfare plans and executive incentive programs, to use a company-owned vehicle and to be reimbursed for country club dues. Alva R. Ellison, Vice Chairman of Southwest, has entered into an agreement with MBI whereby he will serve as a director of Mercantile Bank of Springfield for a period of one year commencing on the Closing Date. Mr. Ellison will receive the same fees as other members of the Board of Directors of Mercantile Bank of Springfield. See "TERMS OF THE PROPOSED MERGER - Interests of Certain Persons in the Merger."

SPECIAL MEETING OF SOUTHWEST SHAREHOLDERS

           The Special Meeting will be held on --------------, 1995, at --:00 -.m. Central Time, at ------------------------------,
- -------------------------, Bolivar, Missouri.  Approval by the
Southwest shareholders of the Merger Agreement requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Southwest Common Stock. Only holders of record of Southwest Common Stock at the close of business on
- ------------------, 1995 (the "Record Date") will be entitled to notice of, and to vote at, the Special Meeting. At such date, there were 35,981 shares of Southwest Common Stock outstanding.

           As of the Record Date, directors and officers of Southwest and their affiliates owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the shares entitled to vote at the Special Meeting. All of Southwest's directors and officers and their affiliates have indicated their intention to vote their shares for the approval of the Merger Agreement. Additionally, each of the directors of Southwest, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Southwest Common Stock for the approval of the Merger Agreement. As of the Record Date, such directors owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the issued and outstanding shares.

           THE BOARD OF DIRECTORS OF SOUTHWEST CAREFULLY CONSIDERED AND UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AS BEING IN THE
BEST INTEREST OF SOUTHWEST AND ITS SHAREHOLDERS.  THE SOUTHWEST
BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE
                                                    ---
PROPOSAL TO APPROVE THE MERGER AGREEMENT.

REASONS FOR THE MERGER

           The Board of Directors of Southwest believes that the Merger is in the best interest of Southwest and its shareholders.
In the course of reaching its determination to approve the Merger and recommend the approval of the Merger Agreement to the shareholders of Southwest, the Board of Directors, without assigning any relative or specific weights, considered a number of factors, including (i) the exchange ratio and other terms of the Merger Agreement, (ii) the tax-deferred nature of the Merger for the shareholders of Southwest, (iii) the benefits expected to result from the combination of Southwest and MBI, (iv) the financial condition, results of operations and prospects of Southwest and MBI on a combined basis, (v) the market prices of and dividend policies in respect of Southwest Common Stock, (vi) the results of due diligence investigations of MBI by Southwest and
(vii) the recent federal and state legislative changes affecting the banking industry in general. See "TERMS OF THE PROPOSED MERGER
- - Background of and Reasons for the Merger; Board Recommendations."

           MBI's Board of Directors believes that the Merger will enable MBI to (i) increase its presence in southwestern Missouri through the acquisition of an established banking organization and
(ii) enhance MBI's ability to compete in the increasingly competitive banking and financial services industry. See "TERMS OF THE PROPOSED MERGER - Background of and Reasons for the Merger; Board Recommendations."

FRACTIONAL SHARES

           No fractional shares of MBI Common Stock will be issued to the shareholders of Southwest in connection with the Merger.
Each holder of Southwest Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the Closing Date of the Merger. Cash received by Southwest shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

WAIVER AND AMENDMENT

           Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under the caption "TERMS OF THE PROPOSED MERGER - Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof or (ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors, whether before or after the Special Meeting; provided, however, that after approval of the Merger Agreement by the shareholders of Southwest at the Special Meeting no such modification may (i) alter or change the amount or kind of the consideration to be received by the Southwest shareholders in the Merger or (ii) adversely affect the tax treatment to the Southwest shareholders as a result of receiving shares of MBI
Common Stock in the Merger.

FEDERAL INCOME TAX CONSEQUENCES IN GENERAL

           Thompson & Mitchell, MBI's legal counsel, has delivered its opinion to the effect that, assuming the Merger occurs in accordance with the Merger Agreement and conditioned on the accuracy of certain representations made by MBI, Southwest and certain shareholders of Southwest, the Merger will constitute a "reorganization" for federal income tax purposes and that, accordingly, no gain or loss will be recognized by Southwest shareholders who exchange their shares of Southwest Common Stock solely for shares of MBI Common Stock in the Merger. However, cash received in lieu of fractional shares may give rise to taxable income. Southwest shareholders who dissent and receive cash in exchange for all of their Southwest Common Stock may recognize taxable income, but not in excess of the amount of cash received. EACH SOUTHWEST SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICABILITY OF VARIOUS STATE, LOCAL AND FOREIGN TAX LAWS. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

REGULATORY APPROVAL

           An application regarding the Merger has been filed with the Federal Reserve Board. The Merger cannot be consummated until receipt of approval from such agency. In reviewing the Merger, the Federal Reserve Board will consider various factors, including possible anticompetitive effects of the Merger, and will examine the financial and managerial resources and future prospects of the combined organization. The Merger may ordinarily not be consummated sooner than thirty (30) days after approval by the Federal Reserve Board; however, if the Antitrust Division of the United States Department of Justice (the "Department of Justice") does not oppose the Merger, then the Federal Reserve Board may prescribe an earlier date for consummation of the Merger, but in no event less than fifteen (15) days following such approval. There can be no assurance that the necessary regulatory approval will be received or as to the timing of such approval. See "TERMS OF THE PROPOSED MERGER - Regulatory Approval" and "SUPERVISION AND REGULATION."

ACCOUNTING TREATMENT

      It is intended that the Merger will be accounted for under the pooling-of-interests method of accounting. See "TERMS OF THE
PROPOSED MERGER - Accounting Treatment."

DISSENTERS' RIGHTS

      Under Missouri law, a holder of Southwest Common Stock may dissent from the Merger and receive payment of the "fair value" of such shares in cash if the Merger is consummated by following certain procedures set forth in Section 351.455 of The General and Business Corporation Law of Missouri (the "Missouri Act"), the text of which is attached hereto as Annex A. Failure to follow such
                               -------
procedures may result in the loss of dissenters' rights. Any Southwest shareholder returning an executed proxy card which does not provide instructions to vote against the approval of the Merger Agreement will be deemed to have approved the Merger Agreement, thereby waiving any such dissenters' rights. See "RIGHTS OF DISSENTING SHAREHOLDERS OF SOUTHWEST."

MARKETS AND MARKET PRICES

      MBI Common Stock is currently traded on the NYSE under the symbol "MTL." Prior to March 25, 1993, MBI Common Stock was quoted on Nasdaq under the symbol "MTRC." The last sale price reported for MBI Common Stock on January 27, 1995, the last trading date preceding the public announcement of the Merger, was $34.00. There is no established public trading market for Southwest Common Stock. The following table sets forth for the periods indicated the high and low trading prices of Southwest Common Stock known to management of Southwest. Since 1989, Southwest has sold or traded to investors shares of Southwest Common Stock. In 1992, Southwest sold 975 shares to various investors and traded 667 shares to minority stockholders of a subsidiary bank. In 1993, Southwest sold 314 shares directly to an investor. The trade and the sales were all based on book value as shown on the most current financial statements of Southwest. Management of Southwest does not have knowledge of the prices paid in all transactions involving its shares. Because of the lack of an established public market for shares of Southwest Common Stock, the prices indicated may not reflect the prices which would be paid for such shares on an active market.

                                  MBI <F1>                              Southwest
                        ------------------------------    ------------------------------------
                           Sales Price          Cash            Sales Price             Cash
                        ------------------    Dividend    -----------------------     Dividend
                          High       Low      Declared        High         Low        Declared
                          ----       ---      --------        ----         ---        --------
1993
- ----
First Quarter           $35.625    $30.625    $ .2475     $       --   $       --      $   --
Second Quarter           37.625     29.375      .2475         318.47       318.47          --
Third Quarter            34.375     31.625      .2475             --           --          --
Fourth Quarter           34.625     29.125      .2475             --           --          --

1994
- ----
First Quarter           $34.125    $29.875    $ .28       $       --   $       --      $   --
Second Quarter           38.125     31.125      .28               --           --          --
Third Quarter            39.250     34.875      .28               --           --          --
Fourth Quarter           36.875     29.500      .28               --           --          --

1995
- ----
First Quarter           $37.250    $31.250    $ .33       $       --   $       --      $   --
Second Quarter (through
June 9, 1995)            42.125     36.000      .33               --           --          --

- -----------------------

<F1>   For a recent sale price of MBI Common Stock, see the cover of this Proxy Statement/Prospectus.

COMPARATIVE UNAUDITED PER SHARE DATA

           The following table sets forth for the periods indicated selected historical per share data of MBI and Southwest and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger, the acquisitions of UNSL, CMB and TCB, the proposed acquisitions of Plains Spirit and AmeriFirst and the acquisition of ABNK, which was completed on April 30, 1992. The data presented is based upon the supplemental consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of Southwest, Plains Spirit and AmeriFirst included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION." These data are not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the completed mergers of ABNK, UNSL, CMB and TCB or the proposed mergers of Plains Spirit and AmeriFirst had been consummated prior to the periods indicated.

                                                                 MBI/                                         Southwest/
                                                              Southwest      Southwest     MBI/All Entities  All Entities
                                         MBI       Southwest  Pro Forma      Pro Forma        Pro Forma        Pro Forma
                                       Reported    Reported  Combined <F1> Equivalent <F2>   Combined <F3>   Equivalent <F2>
                                       --------    --------  ------------- ---------------   -------------   ---------------
Book Value per Share:
  March 31, 1995                      $   24.12    $ 422.78   $  24.08        $451.74         $  24.10          $ 452.11
  December 31, 1994                       23.70      401.26      23.66         443.86            23.69            444.42

Cash Dividends Declared per Share:
  Quarter ended March 31, 1995        $    0.33    $     --   $   0.33        $  6.19         $   0.33          $   6.19
  Year ended December 31, 1994             1.12          --       1.12          21.01             1.12             21.01
  Year ended December 31, 1993             0.99          --       0.99          18.57             0.99             18.57
  Year ended December 31, 1992             0.93          --       0.93          17.45             0.93             17.45

Earnings per Share:
  Quarter ended March 31, 1995        $    0.93    $  19.30   $   0.94        $ 17.63         $   0.95          $  17.82
  Year ended December 31, 1994             3.22       63.19       3.22          60.41             3.27             61.34
  Year ended December 31, 1993             2.79       42.92       2.78          52.15             2.83             53.09
  Year ended December 31, 1992             2.42       35.82       2.38          44.65             2.41             45.21

Market Price per Share:
  At January 27, 1995 <F4>            $   34.00    $ 318.47        n/a            n/a              n/a               n/a
  At June 9, 1995 <F4>                    40.63      318.47        n/a            n/a              n/a               n/a

- --------------------------
<F1>   Includes the effect of pro forma adjustments for Southwest and ABNK, as appropriate.  See "PRO FORMA FINANCIAL
       INFORMATION."

<F2>   Based on the pro forma combined per share amounts multiplied by 18.7599, the conversion ratio applicable to one share of Southwest Common Stock. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements. See "PRO FORMA FINANCIAL INFORMATION."

<F3>   Includes the effect of pro forma adjustments for Southwest,
       ABNK, Plains Spirit and AmeriFirst, as appropriate. See "PRO FORMA FINANCIAL INFORMATION."

<F4>   The market value of MBI Common Stock was determined as of the last trading day preceding the public announcement of the proposed acquisition and as of the latest available date prior to the filing of the Proxy Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape. There are no publicly available quotations of Southwest Common Stock. The market value disclosed is the price paid for Southwest Common Stock in a transaction occurring in May 1993, the last transaction in Southwest Common Stock for which a price is known to management of Southwest prior to the public announcement of the proposed acquisition.

SUMMARY FINANCIAL DATA

           The following table sets forth for the periods indicated certain summary historical consolidated financial information for MBI and Southwest. The balance sheet data and income statement data included in the summary financial data for the five years ended December 31, 1994 are taken from audited supplemental consolidated financial statements of MBI as of the end of and for each such year. The balance sheet data and income statement data included in the summary financial data for the four years ended December 31, 1994 are taken from the audited consolidated financial statements of Southwest as of the end of and for each such year. The balance sheet data and income statement data for the year ended December 31, 1990 are taken from the unaudited consolidated financial statements of Southwest as of the end of and for December 31, 1990. The balance sheet data and income statement data included in the summary financial data as of and for the three months ended March 31, 1995 and 1994 are taken from the unaudited supplemental consolidated financial statements of MBI and the unaudited consolidated financial statements of Southwest as of and for the three months ended March 31, 1995 and 1994. These data include all adjustments which are, in the opinion of the respective managements of MBI and Southwest, necessary to present a fair statement of these periods and are of a normal recurring nature. Results for the three months ended March 31, 1995 are not necessarily indicative of results for the entire year. The following information should be read in conjunction with the supplemental consolidated financial statements of MBI and the consolidated financial statements of Southwest, and the related notes thereto, included herein or in documents incorporated herein by reference, and in conjunction with the unaudited pro forma combined consolidated financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. See "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" and "PRO FORMA FINANCIAL INFORMATION."

MERCANTILE BANCORPORATION INC.
SUMMARY FINANCIAL DATA
                                            As of or for the
                                           Three Months Ended                     As of or for the
                                                March 31                       Year Ended December 31
                                         --------------------  -----------------------------------------------------------
                                            1995       1994       1994       1993       1992         1991         1990
                                            ----       ----       ----       ----       ----         ----         ----
PER SHARE DATA
  Net income <F1>. . . . . . . . . . .   $     .93  $     .88  $    3.22  $    2.79  $      2.42  $      2.25  $      1.99
  Dividends declared . . . . . . . . .         .33        .28       1.12        .99          .93          .93          .93
  Book value at period end . . . . . .       24.12      22.46      23.70      21.92        19.76        19.48        18.04
  Average common shares outstanding
   (thousands) . . . . . . . . . . . .      52,920     51,724     51,957     50,965       47,276       39,391       37,847
EARNINGS (THOUSANDS)
  Interest income. . . . . . . . . . .   $ 279,789  $ 236,106  $ 994,896  $ 971,482  $ 1,011,544  $ 1,018,688  $ 1,022,441
  Interest expense . . . . . . . . . .     127,046     90,791    399,349    390,911      485,253      588,993      642,365
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Net interest income. . . . . . . . .     152,743    145,315    595,547    580,571      526,291      429,695      380,076
  Provision for possible loan losses .      13,975      8,879     43,201     63,513       77,874       62,360       56,196
  Other income . . . . . . . . . . . .      56,803     55,094    209,758    219,703      201,965      170,770      150,508
  Other expense. . . . . . . . . . . .     119,243    119,884    492,070    508,043      471,903      431,155      361,992
  Income taxes . . . . . . . . . . . .      26,625     26,051    101,705     85,467       61,072       24,029       31,759
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Net income . . . . . . . . . . . . .   $  49,703  $  45,595  $ 168,329  $ 143,251  $   117,407  $    82,921  $    80,637
                                         =========  =========  =========  =========  ===========  ===========  ===========
ENDING BALANCE SHEET (MILLIONS)
  Total assets . . . . . . . . . . . .   $  15,151  $  14,180  $  14,806  $  14,423  $    14,190  $    12,377  $    11,674
  Earning assets . . . . . . . . . . .      14,095     13,145     13,671     13,259       12,989       11,331       10,447
  Investment securities. . . . . . . .       3,851      4,152      3,844      4,180        4,106        2,949        2,286
  Loans and leases,
   net of unearned income. . . . . . .      10,074      8,816      9,670      8,702        8,525        7,881        7,827
  Deposits . . . . . . . . . . . . . .      11,333     11,283     11,189     11,599       11,629       10,211        9,660
  Long-term debt . . . . . . . . . . .         290        307        299        288          310          216          247
  Shareholders' equity . . . . . . . .       1,272      1,164      1,234      1,133          996          805          683
  Reserve for possible loan losses . .         196        183        195        185          179          158          159
SELECTED RATIOS
  Return on average assets . . . . . .        1.32%      1.26%      1.16%      1.00%        0.86%        0.70%        0.73%
  Return on average equity . . . . . .       15.71      15.81      14.07      13.37        12.71        10.96        12.30
  Net interest rate margin . . . . . .        4.47       4.49       4.55       4.55         4.34         4.12         3.95
  Equity to assets . . . . . . . . . .        8.40       8.21       8.34       7.85         7.02         6.50         5.85
  Reserve for possible loan losses to:
   Outstanding loans . . . . . . . . .        1.94       2.07       2.01       2.12         2.10         2.00         2.04
   Non-performing loans. . . . . . . .      546.22     377.76     579.62     278.23       147.60       105.33       108.49

<F1>  Based on weighted average common shares outstanding.

SOUTHWEST BANCSHARES, INC.
SUMMARY FINANCIAL DATA

                                            As of or for the
                                           Three Months Ended                     As of or for the
                                                March 31                       Year Ended December 31
                                         --------------------  -----------------------------------------------------------
                                            1995       1994       1994       1993       1992         1991         1990
                                            ----       ----       ----       ----       ----         ----         ----
PER SHARE DATA
  Net income . . . . . . . . . . . . .   $   19.30  $   10.45  $   63.19  $   42.92  $     35.82  $     36.02  $     30.01
  Dividends declared . . . . . . . . .          --         --         --         --           --           --           --
  Book value at period end . . . . . .      422.78     360.52     401.26     348.13       305.25       269.62       233.60
  Average common shares outstanding. .      35,981     35,981     35,981     35,856       34,542       34,025       34,025
EARNINGS (THOUSANDS)
  Interest income. . . . . . . . . . .   $   3,317  $   2,529  $  11,318  $  10,047  $    11,362  $    13,537  $    13,674
  Interest expense . . . . . . . . . .       1,564      1,216      5,205      4,900        6,353        8,499        9,113
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Net interest income. . . . . . . . .       1,753      1,313      6,113      5,147        5,009        5,038        4,561
  Provision for possible loan losses .          --         --         --         --          155          111          182
  Other income . . . . . . . . . . . .         183        174        795        712          791          822          724
  Other expense. . . . . . . . . . . .         880        896      3,570      3,534        3,719        3,711        3,421
  Minority interest in net income
   of consolidated subsidiary. . . . .          --         --         --         --           18           25           24
  Income taxes . . . . . . . . . . . .         362        215      1,064        786          671          787          637
                                         ---------  ---------  ---------  ---------  -----------  -----------  -----------
  Net income . . . . . . . . . . . . .   $     694  $     376  $   2,274  $   1,539  $     1,237  $     1,226  $     1,021
                                         =========  =========  =========  =========  ===========  ===========  ===========
ENDING BALANCE SHEET (THOUSANDS)
  Total assets . . . . . . . . . . . .   $ 180,584  $ 174,134  $ 175,576  $ 172,670  $   166,461  $   163,858  $   150,753
  Earning assets . . . . . . . . . . .     170,967    160,002    167,625    163,994      158,537      156,542      141,955
  Investment securities. . . . . . . .      35,666     32,809     35,751     32,558       36,810       49,638       53,074
  Loans and leases, net of
    unearned income. . . . . . . . . .     126,796    120,793    126,482    118,987      102,072       91,106       84,349
  Deposits . . . . . . . . . . . . . .     149,448    143,834    146,045    143,425      141,123      142,210      134,777
  Long-term debt . . . . . . . . . . .       6,010      6,669      6,551      7,207        3,650        2,677        2,884
  Shareholders' equity . . . . . . . .      15,212     12,972     14,438     12,526       10,887        9,174        7,948
  Reserve for possible loan losses . .       1,093      1,102      1,093      1,103        1,118        1,063          982
SELECTED RATIOS
  Return on average assets . . . . . .        1.56%       .88%      1.30%       .93%         .75%         .78%         .70%
  Return on average equity . . . . . .       18.76      11.60      16.75      13.08        12.13        14.07        13.49
  Net interest rate margin . . . . . .        4.16       3.16       3.68       3.27         3.20         3.35         3.29
  Average equity to average assets . .        8.29       7.42       7.78       7.14         6.21         5.54         5.20
  Reserve for possible loan losses to:
   Outstanding loans . . . . . . . . .         .86        .91        .86        .93         1.10         1.17         1.16
   Non-performing loans. . . . . . . .      144.96     163.26     179.77     155.79       187.27       109.81       101.55

                 INFORMATION REGARDING SPECIAL MEETING
                 -------------------------------------

GENERAL

           This Proxy Statement/Prospectus is being furnished to holders of Southwest Common Stock in connection with the solicitation of proxies by the Board of Directors of Southwest for use at the Special Meeting and any adjournments or postponements thereof at which the shareholders of Southwest will consider and vote upon a proposal to approve the Merger Agreement and consider and vote upon any other business which may properly be brought before the Special Meeting or any adjournments or postponements thereof. Each copy of this Proxy Statement/Prospectus is accompanied by the Notice of Special Meeting of Shareholders of Southwest, a proxy card and related instructions and a self-addressed return envelope to Southwest for the proxy card.

           This Proxy Statement/Prospectus is also furnished by MBI to each holder of Southwest Common Stock as a prospectus in connection with the issuance by MBI of shares of MBI Common Stock upon the consummation of the Merger. This Proxy Statement/Prospectus and the Notice of Special Meeting, proxy card and related materials are being first mailed to shareholders of Southwest on ----------, 1995.

DATE, TIME AND PLACE

           The Special Meeting will be held at --------------------,
- --------------------, Bolivar, Missouri, on ----------,
- ---------------, 1995, at ---:--- --.m. Central Time.

RECORD DATE; VOTE REQUIRED

           On the Record Date, there were 35,981 shares of Southwest Common Stock outstanding and entitled to vote at the Special Meeting. Each such share is entitled to one vote on each matter properly brought before the Special Meeting. The affirmative vote of the holders of at least two-thirds of the outstanding shares of Southwest Common Stock is required to approve the Merger Agreement.

           As of the Record Date, directors and officers of Southwest and their affiliates owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the outstanding shares of Southwest Common Stock entitled to vote at the Special Meeting. All directors and officers of Southwest and their affiliates have indicated their intention to vote their shares for the approval of the Merger Agreement at the Special Meeting. Additionally, each director of Southwest, pursuant to the terms of his or her respective Voting Agreement, has committed to vote his or her shares of Southwest Common Stock for approval of the Merger Agreement. As of the Record Date, directors of Southwest owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the issued and outstanding shares.

VOTING AND REVOCATION OF PROXIES

           Shares of Southwest Common Stock which are represented by a properly executed proxy received prior to the vote at the Special Meeting will be voted at such Special Meeting in the manner directed on the proxy card, unless such proxy is revoked in the manner set forth herein in advance of such vote. ANY SOUTHWEST SHAREHOLDER RETURNING AN EXECUTED PROXY CARD WHICH DOES NOT PROVIDE INSTRUCTIONS TO VOTE AGAINST THE APPROVAL OF THE MERGER AGREEMENT WILL BE DEEMED TO HAVE APPROVED THE MERGER AGREEMENT. Failure to return a properly executed proxy card or to vote in person at the Special Meeting will have the practical effect of a vote against the approval of the Merger Agreement.

           Shares subject to abstentions will be treated as shares that are present and voting at the Special Meeting for purposes of determining the presence of a quorum. Such votes will have the effect of votes against the approval of the Merger Agreement. Broker "non-votes" (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owners or other persons entitled to vote shares with respect to which the brokers or nominees do not have discretionary power to vote without such instructions) will be considered as present for the purposes of determining the presence of a quorum but will not be considered as voting at the Special Meeting.
Broker non-votes will have the effect of votes against the approval of the Merger Agreement.

           Any shareholder of Southwest giving a proxy may revoke it at any time prior to the vote at the Special Meeting. Shareholders of Southwest wishing to revoke a proxy prior to the vote may do so by delivering to the Secretary of Southwest at 102 South
Springfield Street, Bolivar, Missouri 65613 a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Special Meeting and voting such shares in person. Attendance at the Special Meeting will not in itself constitute the revocation of a proxy.

           The Board of Directors of Southwest is not currently aware of any business to be brought before the Special Meeting other than that described herein. If, however, other matters are properly brought before such Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have discretionary authority to vote the shares represented by duly executed proxies in accordance with their discretion and judgment as to the best interest of Southwest.

SOLICITATION OF PROXIES

           Southwest will bear its own costs of soliciting proxies, except that MBI will pay printing and mailing expenses and registration fees incurred in connection with preparing this Proxy Statement/Prospectus. Proxies will initially be solicited by mail, but directors, officers and selected other employees of Southwest may also solicit proxies in person or by telephone. Directors, executive officers and any other employees of Southwest who solicit proxies will not be specially compensated for such services. Brokerage houses, nominees, fiduciaries and other custodians will be requested to forward proxy materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

           HOLDERS OF SOUTHWEST COMMON STOCK ARE REQUESTED TO
COMPLETE, DATE AND SIGN THE ACCOMPANYING PROXY CARD AND RETURN IT
PROMPTLY IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

                     TERMS OF THE PROPOSED MERGER
                     ----------------------------

           The following is a summary of the material terms and conditions of the Merger Agreement, which document is incorporated by reference herein. This summary is qualified in its entirety by the full text of the Merger Agreement. MBI, upon written or oral request, will furnish a copy of the Merger Agreement, without charge, to any person who receives a copy of this Proxy Statement/Prospectus. Such requests should be directed to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524, telephone (314) 425-2525.

GENERAL DESCRIPTION OF THE MERGER

           Pursuant to the Merger Agreement, Southwest, a Missouri corporation, will be merged on the Closing Date with and into ABNK, a Missouri corporation which is a wholly owned subsidiary of MBI. Upon consummation of the Merger, Southwest's corporate existence will terminate and ABNK will continue as the surviving entity. Simultaneously with the effectiveness of the Merger, each share of Southwest Common Stock will be converted into the right to receive
18.7599 shares of MBI Common Stock. Such consideration is subject to certain anti-dilution protections but is not adjustable based upon the operating results, financial condition or other factors affecting either MBI or Southwest prior to the consummation of the Merger. The fair market value of MBI Common Stock received pursuant to the Merger may fluctuate and at the consummation of the Merger may be more or less than the current fair market value of such shares.

           The amount and nature of the consideration was established through arm's-length negotiations between MBI and Southwest, and reflects the balancing of a number of countervailing factors. The total amount of the consideration reflects a price both parties concluded was appropriate. See "- Background of and Reasons for the Merger; Board Recommendations." The fact that the consideration is payable in shares of MBI Common Stock reflects the potential for change in the value of the MBI Common Stock and the desire to have the favorable tax attributes of a "reorganization" for federal income tax purposes. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

           NO ASSURANCE CAN BE GIVEN THAT THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK WILL BE EQUIVALENT TO THE FAIR MARKET VALUE OF MBI COMMON STOCK ON THE DATE SUCH STOCK IS RECEIVED BY A SOUTHWEST SHAREHOLDER OR AT ANY OTHER TIME. THE FAIR MARKET VALUE OF MBI COMMON STOCK RECEIVED BY A SOUTHWEST SHAREHOLDER MAY BE GREATER OR LESS THAN THE CURRENT FAIR MARKET VALUE OF MBI COMMON STOCK DUE TO NUMEROUS MARKET FACTORS.

           Following the Closing Date, each shareholder of Southwest will be required to submit to the Exchange Agent a properly executed letter of transmittal and surrender to the Exchange Agent the stock certificate(s) formerly representing the shares of Southwest Common Stock in order to receive a new stock certificate evidencing the shares of MBI Common Stock to which such shareholder is entitled. Following the Closing Date, the Exchange Agent will mail to each Southwest shareholder a notice of consummation of the Merger and a form of letter of transmittal, together with instructions and a return envelope to facilitate the exchange of such holder's certificate(s) formerly representing Southwest Common Stock for certificate(s) evidencing MBI Common Stock. No dividends or other distributions will be paid to a former Southwest shareholder with respect to shares of MBI Common Stock until such shareholder's letter of transmittal and stock certificates formerly representing Southwest Common Stock, or documentation reasonably acceptable to the Exchange Agent in lieu of lost or destroyed certificates, is delivered to the Exchange Agent. See "TERMS OF
THE PROPOSED MERGER - Surrender of Southwest Stock Certificates and Receipt of MBI Common Stock." No fractional shares of MBI Common Stock will be issued in the Merger, but cash will be paid in lieu of such fractional shares, such cash being calculated by multiplying the holder's fractional share interest by the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the Closing Date of the Merger. See "- Fractional Shares." The shares of MBI Common Stock to be issued pursuant to the Merger will be freely transferable except by certain shareholders of Southwest who are deemed to be "affiliates" of Southwest. The shares of MBI Common Stock issued to such affiliates will be restricted in their transferability in accordance with the rules and regulations promulgated by the Commission. See "INFORMATION REGARDING MBI STOCK - Restrictions on Resale of MBI Stock by Affiliates."

OTHER AGREEMENTS

           Concurrent with the execution of the Merger Agreement, MBI and each of the directors of Southwest executed separate Voting Agreements by which each such director agreed that he or she will vote all of the shares of Southwest Common Stock that he or she then owned or subsequently acquires in favor of the approval of the Merger Agreement at the Special Meeting. In addition, until the earliest to occur of the Effective Time of the Merger, the termination of the Voting Agreements or the abandonment of the Merger, each such director further agreed that he or she will not vote any such shares in favor of the approval of any other competing acquisition proposal involving Southwest and a third party. Each director also agreed that he or she will not transfer shares of Southwest Common Stock owned by him or her unless, prior to such transfer, the transferee executes an agreement in substantially the same form as the Voting Agreement. As of the Record Date, the directors of Southwest owned beneficially an aggregate of 27,334 shares of Southwest Common Stock, or approximately 75.96% of the issued and outstanding shares.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

           Joe F. Rayl, Chairman of Southwest, has entered into an agreement with MBI whereby Mr. Rayl will serve as Chairman of Mercantile Bank of Springfield for a period of two years commencing on the Closing Date. During such two year period, Mr. Rayl will receive a base salary of $60,000 per year (inclusive of director's fees) and be entitled to participate in MBI's welfare plans and executive incentive programs, to use a company-owned vehicle and to be reimbursed for country club dues. Alva R. Ellison, Vice Chairman of Southwest, has entered into an agreement with MBI whereby he will serve as a director of Mercantile Bank of Springfield for a period of one year commencing on the Closing Date. Mr. Ellison will receive the same fees as other members of the Board of Directors of Mercantile Bank of Springfield.

BACKGROUND OF AND REASONS FOR THE MERGER; BOARD RECOMMENDATIONS

           SOUTHWEST'S REASONS AND BOARD RECOMMENDATION. The Board of Directors of Southwest has periodically evaluated Southwest's corporate strategy based upon general conditions in the banking industry, legislative changes and other developments affecting the industry in general and Southwest specifically. These developments have included the ongoing consolidation of the banking industry, and recent state and federal legislative changes that will facilitate nationwide consolidation of the banking industry.

           With the rapid changes occurring in the banking industry in the past two decades, it has been the sound philosophy of the Board of Directors of Southwest, to be receptive to all possibilities which would successfully address those changes, and to have a strategic plan of action in place for the future. As early as 1989, the Board of Directors of Southwest was taking important steps to minimize costs while maximizing efficiency and return on assets and equity. In December of 1989, Southwest merged its four independently chartered affiliate banks into one bank, with eleven locations throughout southwest Missouri. That merger laid a strong foundation for future growth, stability and earnings through the consolidation of management and expenses.

           In the past five years, pressures in the banking industry have continued to increase. To remain in full compliance with all regulations now requires full-time specialists in their respective departments. The training, education and compensation for those skilled individuals is costly. Also, competition from larger banks and from financial firms outside the banking industry continues to increase. Matching the full range of products and services which are offered by larger banks, and meeting the needs of a public which is becoming more sophisticated in its financial needs (such as ATM's, brokerage service, trust departments, title insurance, etc.), cannot be done as profitably by a small bank. Further, the Chief Executive Officer and principal shareholder of Southwest, is nearing the age of retirement, and has expressed his desire to explore avenues which will insure the continued stability and good reputation of Southwest after his departure.

           It is for those reasons that the Board of Directors of Southwest, made the decision to give consideration to those financial institutions who had approached Southwest and made inquiries as to the interest of Southwest in being acquired. The Board considered various offers and, after careful review, determined that a merger with MBI would be in the best interest of the shareholders, employees and customers of Southwest.

           The banking philosophy of MBI is compatible with that of Southwest. MBI is a strong lender, is customer service oriented and emphasizes community banking and has a relationship in southwest Missouri which spans over 50 years. In addition, MBI has quality training programs, and in-house legal and accounting departments. Further, MBI's data processing capabilities and product availability should greatly enhance what can be offered to the customers of Southwest. The Board of Directors of Southwest considered the depth and management strength of MBI and the significant market presence the combined organization would have within the market served by Southwest. Further, growth prospects, historical dividend and market performance, and the fact that MBI Common Stock is traded on the NYSE were factors considered.

           During the latter part of 1994, and during January of 1995, representatives of MBI and Southwest, and their respective counsels negotiated the form of the Merger Agreement, and on January 26, 1995, the Board of Directors of Southwest met to consider the Merger Agreement. After careful study and evaluation of economic, financial, legal and market factors, the Board of Directors of Southwest unanimously approved the Merger Agreement. The Merger Agreement was executed on January 27, 1995 by representatives of Southwest and MBI, and MBI publicly announced the execution of the Merger Agreement as of the close of business on January 27, 1995.

           The Board of Directors of Southwest recommends approval of the Merger Agreement. It is the conclusion of the Board of Directors that the terms of the Merger Agreement are fair and that the Exchange Ratio and the Merger are in the best interest of Southwest and its shareholders. The members of the Board of Directors have unanimously indicated that they intend to vote their shares of Southwest Common Stock in favor of the Merger Agreement.

           THE BOARD OF DIRECTORS OF SOUTHWEST UNANIMOUSLY
RECOMMENDS THAT SHAREHOLDERS OF SOUTHWEST VOTE FOR THE PROPOSAL TO
                                               ---
APPROVE THE MERGER AGREEMENT.

           MBI'S REASONS AND BOARD RECOMMENDATIONS. The Executive Committee of the Board of Directors of MBI considered a number of factors, including, among other things, the financial condition of Southwest and projected synergies which are anticipated to result from the Merger. The Executive Committee concluded that the Merger presents an unique opportunity for MBI to increase its presence in southwestern Missouri through the acquisition of an established banking organization having operations in the targeted area. MBI's decision to pursue discussions with Southwest was primarily a result of MBI's assessment of the value of Southwest's banking franchise, its substantial asset base within that area and the compatibility of the businesses of the two banking organizations.

CONDITIONS OF THE MERGER

           The respective obligations of MBI and Southwest to consummate the Merger are subject to the satisfaction of certain mutual conditions, including the following:

                (1) The Merger Agreement shall be approved by the holders of at least two-thirds of the outstanding shares of Southwest Common Stock at the Special Meeting.

                (2) The Merger Agreement and the transactions contemplated therein shall have been approved by the Federal Reserve Board and any other federal and/or state regulatory agency whose approval is required for the consummation of the transactions contemplated therein, and all waiting periods after such approvals required by law or regulation have been satisfied.

                (3) The Registration Statement of which this Proxy Statement/Prospectus is a part, registering shares of MBI Common Stock to be issued in the Merger, shall have been declared effective and not be subject to a stop order or any threatened stop order.

                (4) Neither Southwest, MBI nor ABNK shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger.

           The obligation of MBI and ABNK to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

                (1) The representations and warranties of Southwest made in the Merger Agreement shall be true and correct in all material respects, except for inaccuracies therein that are not of a magnitude as to have a material adverse effect on Southwest and its subsidiaries, taken as a whole, as of January 27, 1995 and as of the Effective Time, and all obligations required to be performed by Southwest prior to or at the Closing Date shall have been performed in all material respects, and MBI shall have received an officers' certificate from Southwest to that effect.

                (2) Southwest shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of Southwest for the lawful consummation of the Merger.

                (3) Since January 27, 1995, there shall have been no material adverse change in the business, financial condition or results of operations of Southwest or its subsidiaries, taken as a whole, except as may have resulted from changes to laws and regulations, generally accepted or regulatory accounting principles, or interpretations thereof, or changes in economic conditions, including interest rates, applicable to commercial banking institutions generally.

                (4) MBI and ABNK shall have received an opinion of KPMG Peat Marwick LLP, satisfactory to MBI, that the Merger will qualify for pooling-of-interests accounting treatment, which opinion shall not have been withdrawn at or prior to the Effective Time.

                (5) Taylor, Stafford, Woody, Clithero & Fitzgerald, counsel to Southwest, shall have delivered to MBI an opinion regarding certain legal matters.

           Southwest's obligation to consummate the Merger is subject to the satisfaction, unless waived, of certain other conditions, including the following:

                (1) The representations and warranties of MBI and ABNK made in the Merger Agreement shall be true and correct in all material respects, except for inaccuracies therein that are not of a magnitude as to have a material adverse effect on MBI and its subsidiaries, taken as a whole, as of January 27, 1995 and as of the Effective Time, and all obligations required to be performed by MBI and ABNK prior to or at the Effective Time shall have been performed in all material respects, and Southwest shall have received an officers' certificate from MBI to that effect.

                (2) MBI and ABNK shall have obtained any and all material permits, authorizations, consents, waivers and approvals required of MBI or ABNK for the lawful consummation of the Merger.

                (3) Since January 27, 1995, there shall have been no material adverse change in the business, financial condition or results of operations of MBI and its subsidiaries on a consolidated basis, taken as a whole, except as may have resulted from changes to laws and regulations, generally accepted or regulatory accounting principles, or interpretations thereof, or changes in economic conditions, including interest rates, applicable to commercial banking institutions generally.

                (4) Thompson & Mitchell, counsel to MBI, shall have delivered to Southwest an opinion regarding certain legal matters.

                (5) Southwest shall have received from Thompson & Mitchell an opinion (which opinion shall not have been withdrawn at or prior to the Effective Time) reasonably satisfactory in form and substance to it to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code and to the effect that, as a result of the Merger, except with respect cash received in lieu of fractional share interests, holders of Southwest Common Stock who receive MBI Common Stock in the Merger will not recognize gain or loss for federal income tax purposes, the basis of such MBI Common Stock will equal the basis of the Southwest Common Stock for which it is exchanged and the holding period of such MBI Common Stock will include the holding period of the Southwest Common Stock for which it is exchanged, assuming that such Southwest Common Stock is a capital asset in the hands of the holder thereof as of the Effective Time.

TERMINATION OF THE MERGER AGREEMENT

           The Merger Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of Southwest, by mutual consent of the Executive Committee of the Board of Directors of MBI and the Boards of Directors of Southwest and ABNK, or unilaterally by the Executive Committee of the Board of Directors of MBI or the Boards of Directors of Southwest or ABNK: (i) at any time after January 27, 1996, if the Merger has not been consummated by such date (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Merger Agreement); (ii) if the Federal Reserve Board or any other federal and/or state regulatory authority whose approval is required for consummation of the Merger shall have issued a final nonappealable denial of such approval; (iii) if the shareholders of Southwest shall not have approved the Merger Agreement at the Special Meeting; or (iv) in the event of a breach by the other party of any representation, warranty or agreement contained in the Merger Agreement, which breach is not cured within 30 days after written notice thereof is given to the party committing such breach or is not waived by such other party. No assurance can be given that the Merger will be consummated on or before January 27, 1996 or that MBI, ABNK or Southwest will not elect to terminate the Merger Agreement if the Merger has not been consummated on or before such date.

           In the event of the termination of the Merger Agreement, it shall become void and there shall be no liability on the part of any party except, that (i) confidentiality and indemnification obligations shall survive termination, (ii) MBI shall pay all printing, mailing and filing expenses with respect to the Registration Statement and this Proxy Statement/Prospectus and
(iii) in the case of termination due to continued material breach after notice and opportunity to cure, the breaching party shall not be relieved of liability to the nonbreaching party arising from the willful nonperformance of any covenant in the Merger Agreement.

INDEMNIFICATION

           Southwest, MBI and ABNK have agreed to indemnify each other against any claims or liabilities to which any such party may become subject under federal or state securities laws or regulations, to the extent that such claim or liability arises out of information furnished to the party subject to such liability by the other party, or out of an omission by such other party to state a necessary or material fact in the Registration Statement of which this Proxy Statement/Prospectus is a part.

CLOSING DATE

           The Merger will be consummated and become effective on the Closing Date upon issuance of a certificate of merger by the Missouri Secretary of State. Under the Merger Agreement, unless the parties otherwise agree, the Closing Date shall be the first business day of the month beginning at least five business days after the month in which the later of the following events occurs:
(i) the receipt of the requisite approval of the Merger Agreement by the shareholders of Southwest; and (ii) the approval of the Merger by the Federal Reserve Board and any other federal and/or state regulatory agency whose approval is required, and all waiting periods for such approvals have been satisfied.

SURRENDER OF SOUTHWEST STOCK CERTIFICATES AND RECEIPT OF MBI COMMON
STOCK

           At the Effective Time of the Merger, each outstanding share of Southwest Common Stock will be converted into the right to receive 18.7599 shares of MBI Common Stock. See "- General Description of the Merger." Each holder of Southwest Common Stock, upon submission to the Exchange Agent of a properly executed letter of transmittal and surrender to the Exchange Agent of the stock certificate(s) formerly representing shares of Southwest Common Stock, will be entitled to receive a stock certificate evidencing the shares of MBI Common Stock to which such shareholder is entitled.

           Following the Effective Time of the Merger, the Exchange
Agent will mail to each Southwest shareholder of record as of the Effective Time notification of the consummation of the Merger. The Exchange Agent will also provide a letter of transmittal and instructions as to the procedure for the surrender of the stock certificates evidencing the Southwest Common Stock and the receipt of shares of MBI Common Stock. It will be the responsibility of each holder of Southwest shares to submit all certificates formerly evidencing such holder's shares of Southwest Common Stock to the Exchange Agent. No dividends or other distribution will be paid to a former Southwest shareholder with respect to shares of MBI Common
Stock until such shareholder's properly completed letter of transmittal and stock certificates formerly representing Southwest
Common Stock, or, in lieu thereof, such evidence of a lost, stolen or destroyed certificate and/or such insurance bond as the Exchange Agent may reasonably require in accordance with customary exchange practices, are delivered to the Exchange Agent. All dividends or other distributions on the MBI Common Stock declared between the Closing Date of the Merger and the date of the surrender of a Southwest stock certificate will be held for the benefit of the shareholder and will be paid to the shareholder, without interest thereon, upon the surrender of such stock certificate or documentation and/or insurance bond in lieu thereof.

FRACTIONAL SHARES

           No fractional shares of MBI Common Stock will be issued to the former shareholders of Southwest in connection with the Merger. Each holder of Southwest Common Stock who otherwise would have been entitled to receive a fraction of a share of MBI Common Stock shall receive in lieu thereof cash, without interest, in an amount equal to the holder's fractional share interest multiplied by the closing stock price of MBI Common Stock on the NYSE Composite Tape as reported in The Wall Street Journal on the Closing Date of the Merger. Cash received by Southwest shareholders in lieu of fractional shares may give rise to taxable income. See "CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER."

REGULATORY APPROVAL

           In addition to the approval of the Merger Agreement by the shareholders of Southwest, the obligations of the parties to effect the Merger are subject to prior approval of the Federal Reserve Board. As a bank holding company, MBI is subject to regulation under the BHCA. The Merger is subject to prior approval by the Federal Reserve Board under Section 3 of the BHCA. Under the BHCA, the Federal Reserve Board may withhold approval of the Merger if, among other things, it determines that the effect of the Merger would be to substantially lessen competition in the relevant markets. In addition, the Federal Reserve Board must consider whether the combined organization meets the requirements of the Community Reinvestment Act of 1977, as amended, by assessing the involved entities' respective records of meeting the credit needs of the local communities in which they are chartered, consistent with the safe and sound operation of such institutions. In its review, the Federal Reserve Board must also examine the financial and managerial resources and future prospects of the combined organization and analyze the capital structure and soundness of the resulting entity. The Federal Reserve Board has the authority to deny an application if it concludes that the combined organization would have inadequate capital.

           An application for such approval has been filed with the Federal Reserve Board. The Merger may ordinarily not be consummated sooner than thirty (30) days after approval by the Federal Reserve Board; however, if the Department of Justice does not oppose the Merger, then the Federal Reserve Board may prescribe an earlier date, but in no event less than fifteen (15) days following approval.

           MBI and Southwest are not aware of any governmental approvals or actions that may be required for consummation of the Merger other than as described above. Should any other approval or action be required, it is presently contemplated that such approval or action would be sought. There can be no assurance that any necessary regulatory approvals or actions will be timely received or taken, that no action will be brought challenging such approval or action or, if such a challenge is brought, as to the result thereof, or that any such approval or action will not be conditioned in a manner that would cause the parties to abandon the Merger. See "SUPERVISION AND REGULATION."

BUSINESS PENDING THE MERGER

           The Merger Agreement provides that, during the period from January 27, 1995 to the Effective Time, Southwest will conduct its business according to the ordinary and usual course consistent with past and current practices and use its best efforts to maintain and preserve its business organization, employees and advantageous business relationships and retain the services of its officers and key employees.

           Furthermore, from the date of the Merger Agreement to the Closing Date, except as provided in the Merger Agreement, Southwest will not, and will not permit any of its subsidiaries to, without the prior written consent of MBI:

                (1) declare, set aside or pay any dividends or other distributions, directly or indirectly, in respect of its capital stock (other than dividends from any of the Southwest subsidiaries to Southwest);

                (2) enter into or amend any employment, severance or similar agreement or arrangement with any director, officer or employee, or materially modify any of the Southwest employee plans or policies or grant any salary or wage increase or materially increase any employee benefit (including incentive or bonus payments), except normal individual increases in compensation to employees consistent with past practice, or as required by law or contract, and except for such increases of which Southwest notifies MBI in writing and which MBI does not disapprove within ten days of the receipt of such notice;

                (3) authorize, recommend, propose or announce an intention to authorize, recommend or propose, or enter into an agreement in principle with respect to, any merger, consolidation or business combination (other than the Merger), any acquisition of a material amount of assets or securities, any disposition of a material amount of assets or securities or any release or relinquishment of any material contract rights;

                (4) propose or adopt any amendments to the Articles of Incorporation or the Articles of Association of Southwest or any subsidiary of Southwest, as the case may be, or its respective by-laws or charter;

                (5) issue, sell, grant, confer or award any options, warrants, conversion rights or other rights or effect any stock split or adjust, combine, reclassify or otherwise change its capitalization as it existed on January 27, 1995;

                (6)   purchase, redeem, retire, repurchase or
           exchange, or otherwise acquire or dispose of, directly or indirectly, any capital stock, options, warrants, conversion rights or other rights, whether pursuant to the terms of such capital stock, options, warrants, conversion rights or other rights or otherwise;

                (7) (i) without first consulting with MBI, enter into, renew or increase any loan or credit commitment (including stand-by letters of credit) to, or invest or agree to invest in any person or entity or modify any of the material provisions or renew or otherwise extend the maturity date of any existing loan or credit commitment (collectively, "Lend to") in an amount in excess of $200,000, or in any amount which, when aggregated with any and all loans or credit commitments of Southwest and its subsidiaries to such person or entity, would be in excess of $200,000; (ii) without first obtaining the written consent of MBI, Lend to any person or entity in an amount in excess of $1,000,000 or in any amount which, or when aggregated with any and all loans or credit commitments of Southwest and its subsidiaries to such person or entity, would be in excess of $1,000,000; (iii) Lend to any person other than in accordance with lending policies as in effect on January 27, 1995, except that in the case of clauses (i) and (iii) hereof, Southwest or any of its subsidiaries may make any such loan in the event (A) Southwest or any of its subsidiaries has delivered to MBI or ABNK or their designated representative a notice of its intention to make such loan and such information as MBI or ABNK or their designated representative may reasonably require in respect thereof and (B) MBI or ABNK or their designated representative shall not have reasonably objected to such loan by giving written or facsimile notice of such objection within two business days following the delivery to MBI or ABNK or their designated representative of the notice of intention and information as aforesaid; or (iv) Lend to any person or entity any of the loans or other extensions of credit to which or investments in which are on a "watch list" or similar internal report of Southwest or any subsidiary of Southwest (except those denoted
           "pass" thereon), in an amount in excess of $50,000; provided, however, that Southwest and any Southwest subsidiary shall not be prohibited from honoring any contractual obligation in existence on January 27, 1995 or, with respect to loans described in clause (i) above, making such loans after consulting with MBI.
           Notwithstanding clauses (i) and (ii), Southwest shall be authorized, without first consulting with MBI or obtaining MBI's prior written consent, to increase the aggregate amount of the credit facilities theretofore established in favor of any person or entity (the "Pre-Existing Facilities"), provided that the aggregate amount of any and all such increases shall not be in excess of five percent (5%) of such Pre-Existing Facilities or $25,000, whichever is greater;

                (8) directly or indirectly, including through its officers, directors, employees or other representatives:

                      (i) initiate, solicit or encourage any
                discussions, inquiries or proposals with any third party (other than MBI or ABNK) relating to the disposition of any significant portion of the business or assets of Southwest or any of its subsidiaries or the acquisition of the capital stock (or rights or options exercisable for, or securities convertible or exchangeable into, capital stock) of Southwest or any of its subsidiaries or the merger of Southwest or any of its subsidiaries with any person (other than MBI or ABNK) or any similar transaction (each such transaction being referred to herein as an "Acquisition Transaction"), or

                      (ii) provide any third party with information
                or assistance or negotiate with any third party with respect to an Acquisition Transaction, and Southwest shall promptly notify MBI orally of all the relevant details relating to all inquiries, indications of interest and proposals which it or any of its subsidiaries may receive with respect to any Acquisition Transaction.

                (9) take any action that would (i) materially impede or delay the consummation of the transactions contemplated by the Merger Agreement or the ability of MBI or Southwest to obtain any approval of any regulatory authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements under the Merger Agreement, or (ii) prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code;

                (10) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money or assume, guarantee, endorse or otherwise as an accommodation become responsible or liable for the obligations of any other individual, corporation or other entity;

                (11) materially restructure or change its investment securities portfolio, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, or execute individual investment transactions of greater than $500,000 for U.S. Treasury Securities and $250,000 for all other investment instruments;

                (12) agree in writing or otherwise to take any of the foregoing actions or engage in any activity, enter into any transaction or intentionally take or omit to take any other act which would make any of the representations and warranties in the Merger Agreement untrue or incorrect in any material respect if made anew after engaging in such activity, entering into such transaction, or taking or omitting such other act; or

                (13) enter into, increase or renew any loan or credit commitment (including standby letters of credit) to any executive officer or director of Southwest or any subsidiary of Southwest, any shareholder of Southwest, or any entity controlled, directly or indirectly, by any of the foregoing or engage in any transaction with any of the foregoing which is of the type or nature sought to be regulated in 12 U.S.C. Section 371c and 12 U.S.C.
           Section 371c-1, without first obtaining the prior written consent of MBI, which consent shall not be unreasonably withheld.

WAIVER AND AMENDMENT

           Any provision of the Merger Agreement, including, without limitation, the conditions to the consummation of the Merger and the restrictions described under "- Business Pending the Merger," may be (i) waived in writing at any time by the party that is, or whose shareholders are, entitled to the benefits thereof, or
(ii) amended at any time by written agreement of the parties approved by or on behalf of their respective Boards of Directors or Executive Committees, whether before or after the Special Meeting; provided, however, that after approval of the Merger Agreement by the shareholders of Southwest at the Special Meeting no such modification may (i) alter or change the amount or kind of consideration to be received by the Southwest shareholders in the Merger, or (ii) adversely affect the tax treatment to Southwest shareholders as a result of receiving the shares of MBI Common
Stock in the Merger.

ACCOUNTING TREATMENT

           The Merger is intended to be accounted for under the pooling-of-interests method of accounting. Data regarding the financial condition and results of operations of Southwest will be included in MBI's consolidated financial statements for all periods presented by MBI as if the Merger had occurred on the first day of the earliest period presented. It is a condition to MBI's and ABNK's consummation of the Merger, unless otherwise waived, that KPMG Peat Marwick LLP, MBI's independent accountants, deliver to MBI and ABNK an opinion that the Merger will qualify for pooling-of-interests accounting treatment.

         CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
         -----------------------------------------------------

           The following discussion has been prepared by Thompson & Mitchell, counsel to MBI ("Counsel"), and, except as otherwise indicated, reflects Counsel's opinion. The discussion is a general summary of the material federal income tax consequences of the Merger to certain Southwest shareholders and does not purport to be a complete analysis or listing of all potential tax effects relevant to a decision whether to vote for the approval of the Merger. The discussion does not address all aspects of federal income taxation that may be applicable to Southwest shareholders subject to special federal income tax treatment including (without limitation) foreign persons, insurance companies, tax-exempt entities, retirement plans, dealers in securities and persons who acquired their Southwest Common Stock pursuant to the exercise of employee stock options or otherwise as compensation. The discussion addresses neither the effect of any applicable state, local or foreign tax laws, nor the effect of any federal tax laws other than those pertaining to federal income taxes. IN VIEW OF THE INDIVIDUAL NATURE OF FEDERAL INCOME TAX CONSEQUENCES, EACH SOUTHWEST SHAREHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER.

           The discussion is based on the Code, regulations and rulings now in effect or proposed thereunder, current administrative rulings and practice, and judicial precedent, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences discussed herein. The discussion is also based on certain assumptions regarding the factual circumstances that will exist at the Effective Time of the Merger, including certain representations of MBI, Southwest and certain shareholders of Southwest. If any of these factual assumptions is inaccurate, the tax consequences of the Merger could differ from those described herein. The discussion assumes that shares of Southwest Common Stock are held as capital assets (within the meaning of Section 1221 of the Code) at the Effective Time.

           Assuming the Merger occurs in accordance with the Merger Agreement, the Merger will constitute a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Code, by reason of the application of Section 368(a)(2)(D) of the Code, with the following federal income tax consequences:

                (1) Southwest shareholders will recognize no gain or loss as a result of the exchange of their Southwest Common Stock solely for shares of MBI Common Stock pursuant to the Merger, except with respect to cash received in lieu of fractional shares, if any, as discussed below.

                (2) The aggregate adjusted tax basis of the shares of MBI Common Stock received by each Southwest shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph (4) below) will be equal to the aggregate adjusted tax basis of the shares of Southwest Common Stock surrendered.

                (3) The holding period of the shares of MBI Common Stock received by each Southwest shareholder in the Merger (including any fractional share of MBI Common Stock deemed to be received, as described in paragraph 4 below) will include the holding period of the shares of Southwest Common Stock exchanged therefor.

                (4) A Southwest shareholder who receives cash in the Merger in lieu of a fractional share of MBI Common
           Stock will be treated as if the fractional share had been received by the shareholder in the Merger and then redeemed by MBI in return for the cash. The receipt of such cash will cause the recipient to recognize capital gain or loss equal to the difference between the amount of cash received and the portion of such holder's adjusted tax basis in the shares of MBI Common Stock allocable to the fractional share interest.

                (5) A Southwest shareholder who receives only cash as a result of the exercise of dissenters' rights will realize gain or loss for federal income tax purposes (determined separately as to each block of Southwest Common Stock exchanged) in an amount equal to the difference between (x) the amount of cash received by such shareholder, and (y) such shareholder's tax basis for the shares of Southwest Common Stock surrendered in exchange therefor, provided that the cash payment does not have the effect of the distribution of a dividend. Any such gain or loss will be recognized for federal income tax purposes and will be treated as capital gain or loss. However, if the cash payment does have the effect of the distribution of a dividend, the amount of taxable income recognized generally will equal the amount of cash received; such income generally will be taxable as a dividend; and no loss (or other recovery of such shareholder's tax basis for the shares of Southwest Common Stock surrendered in the exchange) generally will be recognized by such shareholder. The determination of whether a cash payment has the effect of the distribution of a dividend will be made pursuant to the provisions and limitations of Section 302 of the Code, taking into account the constructive stock ownership rules of Section 318 of the Code. See "Impact of Section 302 of the Code," below.

           IMPACT OF SECTION 302 OF THE CODE. With regard to dissenters, the determination of whether a cash payment has the effect of the distribution of a dividend generally will be made pursuant to the provisions of Section 302 of the Code. A cash payment to a Southwest shareholder will be considered not to have the effect of the distribution of a dividend under Section 302 of the Code and such shareholder will recognize capital gain or loss only if the cash payment (i) results in a "complete redemption" of such shareholder's actual and constructive stock interest, (ii) results in a "substantially disproportionate" reduction in such shareholder's actual and constructive stock interest or (iii) is "not essentially equivalent to a dividend."

           A cash payment will result in a "complete redemption" of a shareholder's stock interest and such shareholder will recognize capital gain or loss if such shareholder does not actually or constructively own any stock after the receipt of the cash payment. A reduction in a shareholder's stock interest will be "substantially disproportionate" and such shareholder will recognize capital gain or loss if (i) the percentage of outstanding shares actually and constructively owned by such shareholder after the receipt of the cash payment is less than four-fifths (i.e.,
                                                          ----
80%) of the percentage of outstanding shares actually and constructively owned by such shareholder immediately prior to the receipt of the cash payment and (ii) such shareholder actually and constructively owns less than 50% of the number of shares outstanding after the receipt of the cash payment. A cash payment will qualify as "not essentially equivalent to a dividend" and a shareholder will recognize capital gain or loss if it results in a meaningful reduction in the percentage of outstanding shares actually and constructively owned by such shareholder. No specific tests apply to determine whether a reduction in a shareholder's ownership interest is meaningful; rather, such determination will be made based on all the facts and circumstances applicable to such Southwest shareholder. No general guidelines dictating the appropriate interpretation of facts and circumstances have been announced by the courts or issued by the Internal Revenue Service (the "Service"). However, the Service has indicated in Revenue Ruling 76-385 that a minority shareholder (i.e., a holder who
                                           ----
exercises no control over corporate affairs and whose proportionate stock interest is minimal in relation to the number of shares outstanding) generally is treated as having had a "meaningful reduction" in interest if a cash payment reduces such holder's actual and constructive stock ownership to any extent.

           Under the traditional analysis (which apparently continues to be used by the Service), Section 302 of the Code will apply as though the cash payment were made by Southwest in a hypothetical redemption of Southwest Common Stock immediately prior to, and in a transaction separate from, the Merger (a "deemed Southwest redemption"). Thus, under the traditional analysis, the determination of whether a cash payment results in a complete redemption of interest, qualifies as a substantially disproportionate reduction of interest, or is not essentially equivalent to a dividend will be made by comparing (x) the shareholder's actual and constructive stock interest in Southwest before the deemed Southwest redemption, with (y) such shareholder's actual and constructive stock interest in Southwest after the deemed Southwest redemption (but before the Merger). However, the law is unclear regarding whether the deemed redemption approach of the Service is correct, and Counsel has rendered no opinion on the correctness of the Service's approach. Counsel has noted in its opinion that some tax practitioners believe that the determination of whether a cash payment has the effect of a distribution of a dividend should be made as if the Southwest Common Stock exchanged for cash in the Merger had instead been exchanged in the Merger for shares of MBI Common Stock followed immediately by a redemption of such shares by MBI for the cash payment (a "deemed MBI redemption"). Under this analysis, the determination of whether a cash payment satisfies any of the foregoing tests would be made by comparing (i) the shareholder's actual and constructive stock interest in MBI before the deemed MBI redemption (determined as if such shareholder had received solely MBI Common Stock in the Merger) with (ii) such shareholder's actual and constructive stock interest in MBI after the deemed MBI redemption. Because this analysis is more likely to result in capital gain treatment than the traditional analysis, each Southwest shareholder who receives solely cash in exchange for all of the Southwest Common Stock he or she actually owns should consult his or her own tax advisor with regard to the proper treatment of such cash.

           The determination of ownership for purposes of the three foregoing tests will be made by taking into account both shares owned actually by such shareholder and shares owned constructively by such shareholder pursuant to Section 318 of the Code. Under
Section 318 of the Code, a shareholder will be deemed to own stock that is actually or constructively owned by certain members of his or her family (spouse, children, grandchildren and parents) and other related parties including, for example, certain entities in which such shareholder has a direct or indirect interest (including partnerships, estates, trusts and corporations), as well as shares of stock that such shareholder (or a related person) has the right to acquire upon exercise of an option or conversion right. Section 302(c)(2) of the Code provides certain exceptions to the family attribution rules for the purpose of determining whether a complete redemption of a shareholder's interest has occurred for purposes of
Section 302 of the Code.

           Because the determination of whether a payment will be treated as having the effect of the distribution of a dividend will generally depend upon the facts and circumstances of each Southwest shareholder, Southwest shareholders are strongly advised to consult their own tax advisors regarding the tax treatment of cash received in the Merger.

           Southwest has received from Counsel an opinion to the effect that the Merger will be a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Code, by reason of Section 368(a)(2)(D) of the Code, and that the federal income tax consequences of the Merger are in all material respects as described in this section. The opinion is available without charge upon written request to Jon W. Bilstrom, General Counsel and Secretary, Mercantile Bancorporation Inc., P.O. Box 524, St. Louis, Missouri 63166-0524. Such opinion is subject to the conditions and assumptions stated therein and relies on various representations made by MBI, Southwest and certain shareholders of Southwest. An opinion of counsel, unlike a private letter ruling from the Service, has no binding effect on the Service. The Service could take a position contrary to counsel's opinion and, if the matter is litigated, a court may reach a decision contrary to the opinion. The
Service is not expected to issue a ruling on the tax effects of the Merger, and no such ruling has been requested.

           THE FOREGOING IS A GENERAL DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH SOUTHWEST SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES ADDRESSED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EACH SOUTHWEST SHAREHOLDER. IN VIEW OF THE INDIVIDUAL NATURE OF INCOME TAX CONSEQUENCES, EACH SOUTHWEST SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH SHAREHOLDER, INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL AND OTHER TAX LAWS.

            RIGHTS OF DISSENTING SHAREHOLDERS OF SOUTHWEST
            ----------------------------------------------

           Each holder of Southwest Common Stock has the right to dissent from the Merger and receive the fair value of such shares of Southwest in cash if the shareholder follows the procedures set forth under Section 351.455 of the Missouri Act set forth as Annex A hereto and the material provisions of which are summarized below. Under Section 351.455 of the Missouri Act, a holder of Southwest Common Stock may dissent and ABNK, as the surviving corporation, will pay to such shareholder the fair value of such shareholder's shares of Southwest Common Stock as of the day prior to the Special Meeting if such shareholder (1) files with Southwest prior to or at the Special Meeting a written objection to the Merger; (2) does not vote in favor of the approval of the Merger Agreement; and (3) within 20 days after the Closing Date of the Merger makes written demand on ABNK for payment of the fair value of the shares held by such shareholder as of the day prior to the date of the Special Meeting. MBI will include notice of the Closing Date of the Merger in its letter to all shareholders of Southwest notifying them of the procedures to exchange their shares for those of MBI. Such letter will be sent promptly following the Closing Date of the Merger. Such demand by a dissenting shareholder shall state the number of shares owned by such dissenting shareholder. Any shareholder failing to make demand within the 20-day period shall be conclusively presumed to have consented to the Merger and shall be bound by the terms thereof. A PROXY OR VOTE AGAINST THE APPROVAL OF THE MERGER AGREEMENT WILL NOT, BY ITSELF, BE REGARDED AS A WRITTEN OBJECTION FOR PURPOSES OF ASSERTING DISSENTERS' RIGHTS.

           If within 30 days after the Closing Date of the Merger, the value of such shares is agreed upon between the dissenting shareholder and ABNK, payment therefor shall be made within 90 days after the Closing Date of the Merger, upon the surrender by such shareholder of the certificate or certificates representing said shares. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares or in ABNK or MBI.

           If within 30 days after the Closing Date of the Merger, the shareholder and ABNK do not agree as to value, then the dissenting shareholder may, within 60 days after the expiration of the 30-day period, file a petition in any court of competent jurisdiction asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against ABNK for the amount of such fair value as of the day prior to the date of the Special Meeting with interest thereon to the date of such judgment. The "fair value" determined by the court may be more or less than the amount offered to Southwest shareholders under the Merger Agreement. The judgment shall be payable only upon and simultaneously with the surrender to ABNK of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares or in ABNK or MBI. Unless a dissenting shareholder shall file such petition within such 60-day period, such shareholder and all persons claiming under such shareholder shall be conclusively presumed to have approved and ratified the Merger Agreement, and shall be bound by the terms thereof.

           THE ABOVE SUMMARY OF THE PROVISIONS REGARDING DISSENTERS' RIGHTS UNDER THE MISSOURI ACT IS QUALIFIED IN ITS ENTIRETY BY THE
TEXT OF SECTION 351.455 OF THE MISSOURI ACT WHICH IS ATTACHED
HERETO AS ANNEX A.
          -------

           Southwest shareholders who are interested in perfecting dissenters' rights pursuant to Section 351.455 of the Missouri Act in connection with the Merger should consult with their counsel for advice as to the procedures required to be followed.

                    PRO FORMA FINANCIAL INFORMATION
                    -------------------------------

COMPARATIVE UNAUDITED PER SHARE DATA

           The following table sets forth for the periods indicated selected historical per share data of MBI and Southwest and the corresponding pro forma and pro forma equivalent per share amounts giving effect to the proposed Merger, the acquisitions of UNSL, CMB and TCB, the proposed acquisitions of Plains Spirit and AmeriFirst and the acquisition of Ameribanc, Inc. by merger with and into a wholly owned subsidiary of MBI, which was completed on April 30, 1992 (ABNK is the surviving entity from that merger). The data presented is based upon the supplemental consolidated financial statements and related notes of MBI and the consolidated financial statements and related notes of Southwest, Plains Spirit and AmeriFirst included in this Proxy Statement/Prospectus or in documents incorporated herein by reference, and the pro forma combined consolidated balance sheet and income statements, including the notes thereto, appearing elsewhere herein. This information should be read in conjunction with such historical and pro forma financial statements and related notes thereto. The assumptions used in the preparation of this table appear in the notes to the pro forma financial information appearing elsewhere in this Proxy Statement/Prospectus. See "PRO FORMA FINANCIAL INFORMATION." This data is not necessarily indicative of the results of the future operations of the combined organization or the actual results that would have occurred if the Merger, the completed mergers of ABNK, UNSL, CMB or TCB or the proposed mergers of Plains Spirit and AmeriFirst had been consummated prior to the periods indicated.

                                                                      MBI/                          MBI/ALL        Southwest/
                                                                   Southwest      Southwest         Entities      All Entities
                                       MBI         Southwest       Pro Forma      Pro Forma         Pro Forma      Pro Forma
                                    Reported       Reported       Combined<F1>   Equivalent<F2>    Combined<F3>   Equivalent<F2>
                                    --------       ---------      ------------   --------------    ------------   --------------
Book Value per Share:
 March 31, 1995                     $ 24.12        $ 422.78        $  24.08        $ 451.74        $  24.10        $ 452.11
 December 31, 1994                    23.70          401.26           23.66          443.86           23.69          444.42

Cash Dividends Declared per Share:
 Quarter ended March 31, 1995       $  0.33        $     --        $   0.33        $   6.19        $   0.33        $   6.19
 Year ended December 31, 1994          1.12              --            1.12           21.01            1.12           21.01
 Year ended December 31, 1993          0.99              --            0.99           18.57            0.99           18.57
 Year ended December 31, 1992          0.93              --            0.93           17.45            0.93           17.45

Earnings per Share:
 Quarter ended March 31, 1995       $  0.93        $  19.30        $   0.94        $  17.63        $   0.95        $  17.82
 Year ended December 31, 1994          3.22           63.19            3.22           60.41            3.27           61.34
 Year ended December 31, 1993          2.79           42.92            2.78           52.15            2.83           53.09
 Year ended December 31, 1992          2.42           35.82            2.38           44.65            2.41           45.21

Market Price per Share:
 At January 27, 1995<F4>            $ 34.00        $ 318.47             n/a             n/a             n/a             n/a
 At June 7, 1995<F4>                  41.50          318.47             n/a             n/a             n/a             n/a

- ------------------------------------

<F1>   Includes the effect of pro forma adjustments for Southwest and ABNK, as appropriate.  See "PRO FORMA FINANCIAL INFORMATION."

<F2>   Based on the pro forma combined per share amounts multiplied by
       18.7599, the conversion ratio applicable to one share of Southwest Common Stock. Further explanation of the assumptions used in the preparation of the pro forma combined consolidated financial statements is included in the notes to pro forma financial statements. See "PRO FORMA FINANCIAL INFORMATION."

<F3>   Includes the effect of pro forma adjustments for Southwest, ABNK,
       Plains Spirit and AmeriFirst as appropriate. See "PRO FORMA FINANCIAL INFORMATION."

<F4>   The market value of MBI Common Stock was determined as of the last trading day preceding the public announcement of the proposed acquisition and as of the latest available date prior to the filing of the Proxy Statement/Prospectus, based on the last sale price as reported on the NYSE Composite Tape. There are no publicly available quotations of Southwest Common Stock. The market value disclosed is the price paid for Southwest Common Stock in a transaction occurring in May 1993, the last transaction in Southwest Common Stock for which a price is known to management of Southwest prior to the public announcement of the proposed acquisition.

PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

           The following unaudited pro forma combined consolidated balance sheet gives effect to the Merger, the acquisitions of UNSL, CMB and TCB and the proposed acquisitions of Plains Spirit and AmeriFirst as if each of the mergers were consummated on December 31, 1994.

           MBI acquired ABNK on April 30, 1992, which acquisition was accounted for under the purchase method of accounting. Accordingly, the historical results of operations of MBI include the results of operations of ABNK from May 1, 1992 forward. The following pro forma combined consolidated income statements include the results of operations of ABNK from January 1, 1992 through the date of acquisition.

           The following pro forma combined consolidated income statements for the three months ended March 31, 1995 and 1994 and for the years ended December 31, 1994, 1993 and 1992 set forth the results of operations of MBI combined with the results of operations of Southwest, UNSL, CMB, Plains Spirit, TCB and
AmeriFirst as if the Merger, the acquisitions of UNSL, CMB and TCB and the proposed acquisitions of Plains Spirit and AmeriFirst had occurred as of the first day of the period presented. As stated above, the pro forma combined consolidated income statements for the year ended December 31, 1992 include the results of operations of ABNK from January 1, 1992 through the date of acquisition.

           The unaudited pro forma combined consolidated financial statements should be read in conjunction with the accompanying Notes to the Pro Forma Combined Consolidated Financial Statements and with the historical financial statements of MBI, Southwest, UNSL, CMB, Plains Spirit, TCB, AmeriFirst and ABNK. The historical interim financial information for the three months ended March 31, 1995 and 1994, used as a basis for the pro forma combined consolidated financial statements, include all necessary adjustments, which, in management's opinion, are necessary to present the data fairly. These pro forma combined consolidated financial statements may not be indicative of the results of operations that actually would have occurred if the completed and proposed mergers had been consummated on the dates assumed above or of the results of operations that may be achieved in the future.

                                           MERCANTILE BANCORPORATION INC.
                                     PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                    MARCH 31, 1995
                                                      (THOUSANDS)
                                                      (UNAUDITED)




                                                                                                             MBI, Southwest
                                                                                                               Pro Forma
                                                                                              Southwest        Combined
                                                        MBI<F1>            Southwest       Adjustments<F2>    Consolidated
                                                        -------            ---------       ---------------    ------------
ASSETS
 Cash and due from banks. . . . . . . . . . . .        $   680,581        $    7,113        $  (2,278)<F3>   $   685,416
 Due from banks-interest bearing. . . . . . . .             23,441             3,080                              26,521
 Federal funds sold and repurchase agreements .            146,389             5,425                             151,814
 Investments in debt and equity securities. . .
     Trading. . . . . . . . . . . . . . . . . .             11,542                --                              11,542
     Available-for-sale . . . . . . . . . . . .            439,061            35,666                             474,727
     Held-to-maturity . . . . . . . . . . . . .          3,400,420                --                           3,400,420
                                                       -----------        ----------        ---------        -----------
         Total. . . . . . . . . . . . . . . . .          3,851,023            35,666               --          3,886,689
 Loans and leases . . . . . . . . . . . . . . .         10,074,377           126,796                          10,201,173
 Reserve for possible loan losses . . . . . . .           (195,683)           (1,093)                           (196,776)
                                                       -----------        ----------        ---------        -----------
     Net Loans and Leases . . . . . . . . . . .          9,878,694           125,703               --         10,004,397
 Other assets . . . . . . . . . . . . . . . . .            570,443             3,597           15,212 <F4>       574,040
                                                                                              (15,212)<F5>



                                                       -----------        ----------        ---------        -----------
   Total Assets . . . . . . . . . . . . . . . .        $15,150,571        $  180,584        $  (2,278)       $15,328,877
                                                       ===========        ==========        =========        ===========


                                                                                                                     All Entities
                                                                                              Plains Spirit           Pro Forma
                                                                                               AmeriFirst              Combined
                                                      Plains Spirit        AmeriFirst       Adjustments<F2><F6>      Consolidated
                                                      -------------        ----------       -------------------      ------------
ASSETS
 Cash and due from banks. . . . . . . . . . . .        $     2,731        $    6,356        $ (19,725)<F7>           $     640,797
 Due from banks-interest bearing. . . . . . . .              4,050                --          (33,981)<F3>                  30,571
 Federal funds sold and repurchase agreements .                 --             3,150                                       154,964
 Investments in debt and equity securities. . .
     Trading. . . . . . . . . . . . . . . . . .                 --                --                                        11,542
     Available-for-sale . . . . . . . . . . . .             93,385             9,663                                       577,775
     Held-to-maturity . . . . . . . . . . . . .             79,107            17,424                                     3,496,951
                                                       -----------        ----------        ---------                -------------
         Total. . . . . . . . . . . . . . . . .            172,492            27,087               --                    4,086,268
 Loans and leases . . . . . . . . . . . . . . .            261,101           116,297                                    10,578,571
 Reserve for possible loan losses . . . . . . .             (2,001)             (972)                                     (199,749)
                                                       -----------        ----------        ---------                -------------
     Net Loans and Leases . . . . . . . . . . .            259,100           115,325               --                   10,378,822
 Other assets . . . . . . . . . . . . . . . . .             13,258             4,650           56,376 <F7>                 599,572
                                                                                                7,624 <F8>
                                                                                              (56,376)<F9>
                                                                                               14,789 <F10>
                                                                                              (14,789)<F11>
                                                       -----------        ----------        ---------                -------------
   Total Assets . . . . . . . . . . . . . . . .        $   451,631        $  156,568        $ (46,082)               $  15,890,994
                                                       ===========        ==========        =========                =============

                                           MERCANTILE BANCORPORATION INC.
                                    PRO FORMA COMBINED CONSOLIDATED BALANCE SHEET
                                                   MARCH 31, 1995
                                                    (THOUSANDS)
                                                    (UNAUDITED)




                                                                                                             MBI, Southwest
                                                                                                               Pro Forma
                                                                                              Southwest        Combined
                                                        MBI<F1>            Southwest       Adjustments<F2>    Consolidated
                                                        -------            ---------       ---------------    ------------
LIABILITIES
 Deposits
   Non-interest bearing . . . . . . . . . . . .      $   1,610,841        $     18,020      $     --         $    1,628,861
   Interest bearing . . . . . . . . . . . . . .          9,482,958             131,428                            9,614,386
   Foreign. . . . . . . . . . . . . . . . . . .            239,499                  --                              239,499
                                                     -------------        ------------      --------         --------------
     Total Deposits . . . . . . . . . . . . . .         11,333,298             149,448            --             11,482,746
 Federal funds purchased and repurchase
  agreements. . . . . . . . . . . . . . . . . .          1,608,407               8,768                            1,617,175
 Other borrowings . . . . . . . . . . . . . . .            730,271               6,010                              736,281
 Other liabilities. . . . . . . . . . . . . . .            206,422               1,146                              207,568
                                                     -------------        ------------      --------         --------------

    Total Liabilities . . . . . . . . . . . . .         13,878,398             165,372            --             14,043,770

SHAREHOLDERS' EQUITY
 Preferred stock. . . . . . . . . . . . . . . .             12,153                  --            --                 12,153

 Common stock . . . . . . . . . . . . . . . . .            267,573                 360         3,375 <F4>           270,948
                                                                                                (360)<F5>



 Capital surplus. . . . . . . . . . . . . . . .            176,011               3,641           626 <F4>           176,637
                                                                                              (3,641)<F5>



 Retained earnings. . . . . . . . . . . . . . .            843,710              11,211        11,211 <F4>           854,921
                                                                                             (11,211)<F5>


 Treasury stock . . . . . . . . . . . . . . . .            (27,274)                 --        (2,278)<F3>           (29,552)
                                                     -------------        ------------      --------         --------------

   Total Shareholders' Equity . . . . . . . . .          1,272,173              15,212        (2,278)             1,285,107
                                                     -------------        ------------      --------         --------------

   Total Liabilities and Shareholders' Equity  .     $  15,150,571        $    180,584      $ (2,278)        $   15,328,877
                                                     =============        ============      ========         ==============


                                                                                                                     All Entities
                                                                                              Plains Spirit           Pro Forma
                                                                                               AmeriFirst              Combined
                                                      Plains Spirit        AmeriFirst       Adjustments<F2><F6>      Consolidated
                                                      -------------        ----------       -------------------      ------------
LIABILITIES
 Deposits
   Non-interest bearing . . . . . . . . . . . .      $       6,039        $     19,186      $     --                 $   1,654,086
   Interest bearing . . . . . . . . . . . . . .            265,420             111,471                                   9,991,277
   Foreign. . . . . . . . . . . . . . . . . . .                 --                  --                                     239,499
                                                     -------------        ------------      --------                 -------------
     Total Deposits . . . . . . . . . . . . . .            271,459             130,657            --                    11,884,862
 Federal funds purchased and repurchase
  agreements. . . . . . . . . . . . . . . . . .                 --               9,100                                   1,626,275
 Other borrowings . . . . . . . . . . . . . . .            114,000                 728                                     851,009
 Other liabilities. . . . . . . . . . . . . . .              9,796               1,294                                     218,658
                                                     -------------        ------------      --------                 -------------

    Total Liabilities . . . . . . . . . . . . .            395,255             141,779            --                    14,580,804

SHAREHOLDERS' EQUITY
 Preferred stock. . . . . . . . . . . . . . . .                 --                  --            --                        12,153

 Common stock . . . . . . . . . . . . . . . . .                 20               1,522         7,000 <F7>                  281,255
                                                                                                 (20)<F9>
                                                                                               3,307 <F10>
                                                                                              (1,522)<F11>

 Capital surplus. . . . . . . . . . . . . . . .             23,323               7,128        37,275 <F7>                  219,255
                                                                                             (23,323)<F9>
                                                                                               5,343 <F10>
                                                                                              (7,128)<F11>

 Retained earnings. . . . . . . . . . . . . . .             33,033               6,139       (33,033)<F9>                  861,060
                                                                                               6,139 <F10>
                                                                                              (6,139)<F11>

 Treasury stock . . . . . . . . . . . . . . . .                 --                  --       (33,981)<F3>                  (63,533)
                                                     -------------        ------------      --------                 -------------

   Total Shareholders' Equity . . . . . . . . .             56,376              14,789       (46,082)                    1,310,190
                                                     -------------        ------------      --------                 -------------

   Total Liabilities and Shareholders' Equity  .     $     451,631        $    156,568      $(46,082)                $  15,890,994
                                                     =============        ============      ========                 =============

See notes to pro forma combined consolidated financial statements.

                                           MERCANTILE BANCORPORATION INC.
                                   PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                      FOR THE THREE MONTHS ENDED MARCH 31, 1995
                                          (THOUSANDS EXCEPT PER SHARE DATA)
                                                    (UNAUDITED)



                                                                        MBI, Southwest                                 All Entities
                                                                          Pro Forma                                     Pro Forma
                                                                           Combined          Plains                      Combined
                                            MBI<F1>        Southwest     Consolidated      Spirit<F13>     AmeriFirst  Consolidated
                                            -------        ---------     ------------      -----------     ----------  ------------

Interest Income. . . . . . . . . . . .  $      279,789     $  3,318      $    283,107       $  7,655       $  2,903    $   293,665
Interest Expense . . . . . . . . . . .         127,046        1,564           128,610          4,324          1,381        134,315
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income . . . . . . . . .         152,743        1,754           154,497          3,331          1,522        159,350
Provision for Possible Loan Losses . .          13,975           --            13,975             60             22         14,057
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income after Provision
   for Possible Loan Losses. . . . . .         138,768        1,754           140,522          3,271          1,500        145,293
Other Income
 Trust . . . . . . . . . . . . . . . .          15,398           --            15,398             --             --         15,398
 Service charges . . . . . . . . . . .          16,500          123            16,623            362            159         17,144
 Credit card fees. . . . . . . . . . .           6,576           --             6,576             --             --          6,576
 Securities gains (losses) . . . . . .             (43)          --               (43)            --             --            (43)
 Other . . . . . . . . . . . . . . . .          18,372           60            18,432            190             42         18,664
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Income. . . . . . . . .          56,803          183            56,986            552            201         57,739
Other Expense
 Salaries and employee benefits. . . .          64,758          447            65,205          1,233            623         67,061
 Net occupancy and equipment . . . . .          17,129          126            17,255            337            104         17,696
 Other . . . . . . . . . . . . . . . .          37,356          307            37,663            563            364         38,590
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Expense . . . . . . . .         119,243          880           120,123          2,133          1,091        123,347
                                        --------------     --------      ------------       --------       --------    -----------

   Income Before Income Taxes. . . . .          76,328        1,057            77,385          1,690            610         79,685
Income Taxes . . . . . . . . . . . . .          26,625          363            26,988            580            201         27,769
                                        --------------     --------      ------------       --------       --------    -----------

   Net Income. . . . . . . . . . . . .  $       49,703     $    694      $     50,397       $  1,110       $    409    $    51,916
                                        ==============     ========      ============       ========       ========    ===========
Per Share Data
 Average Common Shares Outstanding . .      52,919,978                     53,527,978                                   54,524,363
 Net Income. . . . . . . . . . . . . .  $         0.93                    $      0.94                                  $      0.95

See notes to pro forma combined consolidated financial statements.

                                           MERCANTILE BANCORPORATION INC.
                                    PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                       FOR THE THREE MONTHS ENDED MARCH 31, 1994
                                           (THOUSANDS EXCEPT PER SHARE DATA)
                                                     (UNAUDITED)



                                                                        MBI, Southwest                                 All Entities
                                                                          Pro Forma                                     Pro Forma
                                                                           Combined          Plains                      Combined
                                            MBI<F1>        Southwest     Consolidated      Spirit<F13>     AmeriFirst  Consolidated
                                            -------        ---------     ------------      -----------     ----------  ------------

Interest Income. . . . . . . . . . .    $      236,106     $  2,529      $    238,635       $  5,628       $  2,382    $   246,645
Interest Expense . . . . . . . . . .            90,791        1,217            92,008          2,635          1,090         95,733
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income . . . . . . . .           145,315        1,312           146,627          2,993          1,292        150,912
Provision for Possible Loan Losses               8,879           --             8,879             40             43          8,962
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income after Provision
   for Possible Loan Losses. . . . .           136,436        1,312           137,748          2,953          1,249        141,950
Other Income
 Trust . . . . . . . . . . . . . . .            15,877           --            15,877             --             --         15,877
 Service charges . . . . . . . . . .            17,034          121            17,155            730            144         18,029
 Credit card fees. . . . . . . . . .             5,858           --             5,858             --             --          5,858
 Securities gains. . . . . . . . . .             1,418           --             1,418            654              6          2,078
 Other . . . . . . . . . . . . . . .            14,907           54            14,961            109             54         15,124
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Income. . . . . . . .            55,094          175            55,269          1,493            204         56,966
Other Expense
 Salaries and employee benefits. . .            63,777          439            64,216          1,302            648         66,166
 Net occupancy and equipment . . . .            17,526          125            17,651            323            106         18,080
 Other . . . . . . . . . . . . . . .            38,581          332            38,913            683            381         39,977
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Expense . . . . . . .           119,884          896           120,780          2,308          1,135        124,223
                                        --------------     --------      ------------       --------       --------    -----------

   Income Before Income Taxes. . . .            71,646          591            72,237          2,138            318         74,693
Income Taxes . . . . . . . . . . . .            26,051          215            26,266            742            104         27,112
                                        --------------     --------      ------------       --------       --------    -----------

   Net Income. . . . . . . . . . . .    $       45,595     $    376      $     45,971       $  1,396       $    214    $    47,581
                                        ==============     ========      ============       ========       ========    ===========

Per Share Data
 Average Common Shares Outstanding          51,723,559                     52,331,559                                   53,327,944
 Net Income. . . . . . . . . . . . .    $         0.88                   $       0.87                                  $      0.89

See notes to pro forma combined consolidated financial statements.

                                    MERCANTILE BANCORPORATION INC.
                           PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                 FOR THE YEAR ENDED DECEMBER 31, 1994
                                   (THOUSANDS EXCEPT PER SHARE DATA)
                                             (UNAUDITED)



                                                                        MBI, Southwest                                 All Entities
                                                                          Pro Forma                                     Pro Forma
                                                                           Combined          Plains                      Combined
                                            MBI<F1>        Southwest     Consolidated      Spirit<F12>     AmeriFirst  Consolidated
                                            -------        ---------     ------------      -----------     ----------  ------------

Interest Income. . . . . . . . . . .    $      994,896     $ 11,318      $  1,006,214       $ 24,807       $ 10,482    $ 1,041,503
Interest Expense . . . . . . . . . .           399,349        5,205           404,554         12,271          4,916        421,741
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income . . . . . . . .           595,547        6,113           601,660         12,536          5,566        619,762
Provision for Possible Loan Losses              43,201           --            43,201            200           (123)        43,278
                                        --------------     --------      ------------       --------       --------    -----------

 Net Interest Income after Provision
   for Possible Loan Losses. . . . .           552,346        6,113           558,459         12,336          5,689        576,484
Other Income
 Trust . . . . . . . . . . . . . . .            60,769           --            60,769             --             --         60,769
 Service charges . . . . . . . . . .            68,783          494            69,277          2,191            626         72,094
 Credit card fees. . . . . . . . . .            24,895           --            24,895             --             --         24,895
 Securities gains. . . . . . . . . .             1,727           36             1,763            734              7          2,504
 Other . . . . . . . . . . . . . . .            53,584          265            53,849            322            143         54,314
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Income. . . . . . . .           209,758          795           210,553          3,247            776        214,576
Other Expense
 Salaries and employee benefits. . .           258,546        1,746           260,292          4,869          2,645        267,806
 Net occupancy and equipment . . . .            69,784          541            70,325          1,341            454         72,120
 Other . . . . . . . . . . . . . . .           163,740        1,283           165,023          2,542          1,443        169,008
                                        --------------     --------      ------------       --------       --------    -----------

   Total Other Expense . . . . . . .           492,070        3,570           495,640          8,752          4,542        508,934
                                        --------------     --------      ------------       --------       --------    -----------

   Income Before Income Taxes. . . .           270,034        3,338           273,372          6,831          1,923        282,126
Income Taxes . . . . . . . . . . . .           101,705        1,064           102,769          2,359            680        105,808
                                        --------------     --------      ------------       --------       --------    -----------

   Net Income. . . . . . . . . . . .    $      168,329     $  2,274      $    170,603       $  4,472       $  1,243    $   176,318
                                        ==============     ========      ============       ========       ========    ===========

Per Share Data
 Average Common Shares Outstanding          51,957,002                     52,565,002                                   53,561,387
 Net Income. . . . . . . . . . . . .    $         3.22                   $       3.22                                  $      3.27


See notes to pro forma combined consolidated financial statements.


                                                   MERCANTILE BANCORPORATION INC.
                                          PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                                FOR THE YEAR ENDED DECEMBER 31, 1993
                                                 (THOUSANDS EXCEPT PER SHARE DATA)
                                                            (UNAUDITED)




                                                                    MBI, Southwest                         All Entities
                                                                       Pro Forma                             Pro Forma
                                                                       Combined      Plains                  Combined
                                                MBI<F1>   Southwest  Consolidated  Spirit<F12> AmeriFirst  Consolidated
                                              ---------  ----------  ------------  ----------- ----------  ------------
Interest Income. . . . . . . . . . . . . .  $   971,482  $  10,047  $   981,529     $  23,774  $   9,661   $ 1,014,964
Interest Expense . . . . . . . . . . . . .      390,911      4,900      395,811        11,569      4,341       411,721
                                            -----------  ---------  -----------     ---------  ---------   -----------

 Net Interest Income . . . . . . . . . . .      580,571      5,147      585,718        12,205      5,320       603,243
Provision for Possible Loan Losses . . . .       63,513         --       63,513           706        124        64,343
                                            -----------  ---------  -----------     ---------  ---------   -----------

 Net Interest Income after Provision
   for Possible Loan Losses. . . . . . . .      517,058      5,147      522,205        11,499      5,196       538,900
Other Income
 Trust . . . . . . . . . . . . . . . . . .       61,996         --       61,996            --         --        61,996
 Service charges . . . . . . . . . . . . .       67,144        511       67,655         1,921        551        70,127
 Credit card fees. . . . . . . . . . . . .       24,312         --       24,312            --         --        24,312
 Securities gains. . . . . . . . . . . . .        5,121         --        5,121         1,477         --         6,598
 Other . . . . . . . . . . . . . . . . . .       61,130        201       61,331           360        160        61,851
                                            -----------  ---------  -----------     ---------  ---------   -----------

   Total Other Income. . . . . . . . . . .      219,703        712      220,415         3,758        711       224,884
Other Expense
 Salaries and employee benefits. . . . . .      245,469      1,692      247,161         4,656      2,437       254,254
 Net occupancy and equipment . . . . . . .       70,911        496       71,407         1,248        419        73,074
 Other . . . . . . . . . . . . . . . . . .      191,663      1,346      193,009         2,626      1,430       197,065
                                            -----------  ---------  -----------     ---------  ---------   -----------

   Total Other Expense . . . . . . . . . .      508,043      3,534      511,577         8,530      4,286       524,393
                                            -----------  ---------  -----------     ---------  ---------   -----------

   Income Before Income Taxes. . . . . . .      228,718      2,325      231,043         6,727      1,621       239,391
Income Taxes . . . . . . . . . . . . . . .       85,467        786       86,253         2,459        557        89,269
                                            -----------  ---------  -----------     ---------  ---------   -----------
   Net Income Before Change in
     Accounting Principle. . . . . . . . .  $   143,251  $   1,539  $   144,790     $   4,268  $   1,064   $   150,122
                                            ===========  =========  ===========     =========  =========   ===========

Per Share Data
 Average Common Shares Outstanding . . . .   50,965,103              51,573,103                             52,569,488
 Net Income Before Change in Accounting
   Principle . . . . . . . . . . . . . . .  $      2.79             $      2.78                            $      2.83


See notes to pro forma combined consolidated financial statements.

                                                  MERCANTILE BANCORPORATION INC.
                                         PRO FORMA COMBINED CONSOLIDATED INCOME STATEMENT
                                               FOR THE YEAR ENDED DECEMBER 31, 1992
                                                (THOUSANDS EXCEPT PER SHARE DATA)
                                                           (UNAUDITED)

                                                                                 MBI, ABNK
                                                       MBI, ABNK                 Southwest                          All Entities
                                                       Pro Forma                 Pro Forma                           Pro Forma
                                                        Combined                  Combined     Plains                 Combined
                                          MBI<F1>   Consolidated<F14> Southwest Consolidated Spirit<F12> AmeriFirst Consolidated
                                         ---------  ----------------- --------- ------------ ----------- ---------- ------------
Interest Income. . . . . . . . . . . .  $ 1,011,544    $ 1,040,492    $  11,363  $ 1,051,855  $ 26,962    $ 9,844   $ 1,088,661
Interest Expense . . . . . . . . . . .      485,253        501,802        6,354      508,156    16,385      4,905       529,446
                                        -----------    -----------    ---------  -----------  --------    -------   -----------

 Net Interest Income . . . . . . . . .      526,291        538,690        5,009      543,699    10,577      4,939       559,215
Provision for Possible Loan Losses . .       77,874         79,787          155       79,942       583        154        80,679
                                        -----------    -----------    ---------  -----------  --------    -------   -----------

 Net Interest Income after Provision
   for Possible Loan Losses. . . . . .      448,417        458,903        4,854      463,757     9,994      4,785       478,536
Other Income
 Trust . . . . . . . . . . . . . . . .       58,222         58,835           --       58,835        --         --        58,835
 Service charges . . . . . . . . . . .       62,670         64,813          492       65,305     1,280        533        67,118
 Credit card fees. . . . . . . . . . .       21,658         21,745           --       21,745        --         --        21,745
 Securities gains. . . . . . . . . . .        5,590          5,590           10        5,600       477         --         6,077
 Other . . . . . . . . . . . . . . . .       53,825         55,091          289       55,380       139        122        55,641
                                        -----------    -----------    ---------  -----------  --------    -------   -----------

   Total Other Income. . . . . . . . .      201,965        206,074          791      206,865     1,896        655       209,416
Other Expense
 Salaries and employee benefits. . . .      217,749        224,948        1,733      226,681     3,880      2,169       232,730
 Net occupancy and equipment . . . . .       62,470         64,466          508       64,974       927        394        66,295
 Other . . . . . . . . . . . . . . . .      191,684        196,930        1,496      198,426     2,604      1,432       202,462
                                        -----------    -----------    ---------  -----------  --------    -------   -----------

   Total Other Expense . . . . . . . .      471,903        486,344        3,737      490,081     7,411      3,995       501,487
                                        -----------    -----------    ---------  -----------  --------    -------   -----------

   Income Before Income Taxes. . . . .      178,479        178,633         1908      180,541     4,479      1,445       186,465
Income Taxes . . . . . . . . . . . . .       61,072         60,990          671       61,661     1,718        494        63,873
                                        -----------    -----------    ---------  -----------  --------    -------   -----------
   Net Income Before Change in
     Accounting Principle. . . . . . .  $   117,407    $   117,643    $   1,237  $   118,880  $  2,761    $   951   $   122,592
                                        ===========    ===========    =========  ===========  ========    =======   ===========

Per Share Data
 Average Common Shares Outstanding . .   47,275,834     47,972,446                48,580,446                         49,576,831
 Net Income Before Change in Accounting
   Principle . . . . . . . . . . . . .  $      2.42    $      2.39               $      2.38                        $      2.41


See notes to pro forma combined consolidated financial statements.

                    MERCANTILE BANCORPORATION INC.
     NOTES TO PRO FORMA COMBINED CONSOLIDATED FINANCIAL STATEMENTS
                              (UNAUDITED)

[FN]
<F1>   Represents MBI restated historical consolidated financial
       statements reflecting the acquisition of UNSL effective January 3, 1995 and the acquisitions of CMB and TCB effective May 1, 1995, each of which was accounted for as a pooling-of-interests.

<F2>   The acquisitions of Southwest and AmeriFirst will be accounted for as poolings-of-interests.

<F3>   As part of an ongoing stock repurchase program, MBI will
       repurchase 1,132,000 shares of its own common stock in the open market.

<F4>   Acquisition of Southwest with 675,000 shares of MBI Common
       Stock.

<F5>   Elimination of MBI's investment in Southwest.

<F6>   The acquisition of Plains Spirit will be accounted for as a purchase transaction. Purchase accounting adjustments are considered immaterial to the income statements of the pro forma combined entity.

<F7>   Purchase entry of Plains Spirit with consideration of $64
       million consisting of cash and 1,400,000 shares of MBI Common Stock at $31.625 per share, which was the closing price on December 22, 1994, the day preceding the execution of the definitive merger agreement.

<F8>   The pro forma excess of cost over fair value of net assets acquired ("goodwill") was $7,624,000 as of March 31, 1995. This amount may vary depending on final purchase price adjustments and adjustment to equity of Plains Spirit for income, dividends and FAS 115 prior to the closing date of the acquisition. See footnote (6) above.

<F9>   Elimination of MBI's investment in Plains Spirit.

<F10>  Acquisition of AmeriFirst with 661,385 shares of MBI Common
       Stock.

<F11>  Elimination of MBI's investment in AmeriFirst.

<F12>  Plains Spirit's fiscal year end is September 30, so those amounts are used for the December 31, 1994, 1993 and 1992 pro forma income statements.

<F13>  Plains Spirit's fiscal year end is September 30, so the three months ending December 31 amounts are used for the March 31, 1995 and 1994 pro forma income statements.

<F14>  The acquisition of ABNK by MBI, on April 30, 1992, was accounted for as a purchase transaction. The MBI historical financial data includes ABNK from the date of acquisition. The results of operations of ABNK were included in the MBI pro forma combined income statement from January 1, 1992.

                    INFORMATION REGARDING SOUTHWEST
                    -------------------------------

BUSINESS

           GENERAL. Southwest, a registered bank holding company under the BHCA and headquartered in Bolivar, Missouri, is engaged primarily in the banking business in several southwestern Missouri communities. As of March 31, 1995, Southwest had consolidated total assets of $181 million. For the three month period ended March 31, 1995, Southwest reported consolidated net income of $694,000, or $19.30 per share.

           BANK, FACILITIES AND MARKET AREA. Southwest Bank is a community bank operating facilities in several communities in southwest Missouri and has historically emphasized single family real estate loans, both for the construction and purchase of new residences and for the refinancing of existing residences. Also, commercial and installment loans to local businesses and consumers are emphasized. Southwest Bank, with its various locations, includes rural, small community and large city markets. These areas range from the growing and prosperous town of Bolivar, to the ever expanding city of Springfield, to the lake resort area of Hermitage and to the rural communities of Humansville, Buffalo and surrounding areas. The main banking office is located in Bolivar, Missouri, with facilities located in Springfield, Republic, Buffalo, Hermitage, Weaubleau, Cross Timbers, Humansville, Fair Grove and Fair Play, Missouri.

           Southwest Bank offers a full range of financial services to individual and commercial customers, including short and medium term loans, real estate loans, agricultural loans, installment and consumer loans, and equipment financing. In addition, each location offers safe deposit box rental, interest and non-interest bearing checking accounts along with savings accounts and certificates of deposit. Upon request, credit cards are issued through Mercantile Bank of Illinois National Association.
Southwest Bank also has trust powers and offers trust services to all customers. Southwest also owns and operates an insurance agency.

           Southwest receives dividends from Southwest Bank. These dividends are declared periodically and are only in the amount needed by Southwest to pay its expenses and retire its debt. No charges for services supplied by Southwest are made.

           COMPETITION. The activities in which Southwest Bank engages are highly competitive. Those activities in the geographic markets served involve primarily competition with other banks, most of which are affiliated with larger bank holding companies. Competition among financial institutions is based upon interest rates offered on deposit accounts, interest rates charged on loans and other credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits.

           In addition to competition with other banks within its primary service areas, Southwest Bank also competes with other financial institutions, such as savings and loan associations, credit unions, industrial loan associations, securities firms, insurance companies, small loan companies, finance companies, mortgage companies, real estate investment trusts, certain governmental agencies, credit organizations and other enterprises. Additional competition for depositors' funds comes from United States Government securities, private issuers of debt obligations, mutual funds and suppliers of other investment alternatives for depositors. Many of Southwest Bank's non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks and state regulations governing state chartered banks. As a result, such non-bank competitors may have certain advantages over Southwest Bank in providing some services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

           This section presents an analysis of the consolidated financial condition of Southwest and its subsidiary at December 31, 1994 and 1993 and the consolidated results of operations for the years ended December 31, 1994, 1993 and 1992. This review should be read in conjunction with the consolidated financial statements, notes to consolidated financial statements and other financial data presented elsewhere in this Proxy Statement/Prospectus.

DECEMBER 31, 1994, 1993 AND 1992

RESULTS OF OPERATION

           NET INCOME. Net income for the year ended December 31, 1994, was $2.3 million, or $63.19 per share, which represents an increase of 47.7% over the prior year's respective figures of $1.5 million and $42.92 per share. The improvement in net income was primarily due to a $1.0 million increase in net interest income and tight operating expense controls. Total operating expenses for the year ended December 31, 1994 increased by approximately $36,000 over 1993, which represents an increase of one percent.

           Net income for the year ended December 31, 1993 was $1.5 million, or $42.92 per share, which represents an increase of 24.4% over the prior year's figures of $1.2 million and $35.82 per share, respectively. The primary reason for this increase was a $185,000 decrease in operating expenses and a $293,000 increase in net interest income after provision for loan losses.

           NET INTEREST INCOME.   The $1.0 million improvement in
net interest income for the year ended December 31, 1994, as compared to the year ended December 31, 1993, was primarily due to a 6.3% increase in net loans during 1994 and an improved net interest margin. The increase in net loans allowed Southwest Bank to have a better mix of earning assets which resulted in interest income on loans increasing by $1.4 million for the year ended December 31, 1994.

           Net interest income increased during the year ended
December 31, 1993 by $138,000, or 2.8%, as compared to 1992. This improvement resulted from a higher level and a more profitable mix of earning assets.

           The following table sets forth certain information relating to Southwest's average consolidated statements of financial condition and reflects the yield on average assets and cost of average liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balance of assets or liabilities.

                               AVERAGE BALANCES, YIELDS AND RATES
                                                                 YEAR ENDED DECEMBER 31
                                              ------------------------------------------------------------
                                                            1994                         1993
                                              ------------------------------ -----------------------------
                                                                     AVERAGE                       AVERAGE
                                                          INTEREST   YIELD/              INTEREST  YIELD/
                                              AVERAGE     INCOME/    RATE    AVERAGE     INCOME/   RATE
                                              BALANCE<F2> EXPENSE    PAID    BALANCE<F2> EXPENSE   PAID
                                              ----------- --------   ------- ----------- --------  -------
                                                                     (dollars in thousands)
ASSETS
Loans (net of unearned interest) (1) . . . .   $ 123,474  $ 9,438    7.64%    $110,138   $ 8,026   7.29%
Investment securities: (3)
 Taxable . . . . . . . . . . . . . . . . . .      30,798    1,344    4.36       34,279     1,567   4.57
 Tax exempt (4). . . . . . . . . . . . . . .       1,200       69    5.75        1,173        69   5.88
 Equity investments. . . . . . . . . . . . .       1,185       64    5.40          999        64   6.41
Interest-bearing deposits. . . . . . . . . .       5,388      189    3.51        5,802       140   2.41
Federal funds sold . . . . . . . . . . . . .       4,008      214    5.34        4,935       181   3.67
                                               ---------  -------             --------   -------
 Total interest earning assets/
 interest income/overall yield . . . . . . .     166,053   11,318    6.82      157,326    10,047   6.39
Allowance for loan losses. . . . . . . . . .      (1,090)                       (1,125)
Noninterest-bearing deposits and cash. . . .       6,079                         5,748
Other assets . . . . . . . . . . . . . . . .       3,380                         2,867
                                               ---------                      --------

 Total assets. . . . . . . . . . . . . . . .   $ 174,422                      $164,816
                                               =========                      ========

LIABILITIES AND SHAREHOLDERS' EQUITY
Interest-bearing demand deposits . . . . . .   $  49,306  $ 1,646    3.34%    $ 42,926   $ 1,396   3.25%
Savings deposits . . . . . . . . . . . . . .      12,005      330    2.75       11,063       304   2.75
Time deposits. . . . . . . . . . . . . . . .      62,474    2,469    3.95       64,148     2,592   4.04
Repurchase agreements. . . . . . . . . . . .       9,058      366    4.04       10,116       324   3.20
Long-term debt . . . . . . . . . . . . . . .       6,623      394    5.95        4,892       284   5.81
                                               ---------  -------             --------   -------
 Total interest-bearing liabilities/
   interest expense/overall rate . . . . . .     139,466    5,205    3.73      133,145     4,900   3.68
Demand deposits. . . . . . . . . . . . . . .      20,392                        19,067
Other liabilities. . . . . . . . . . . . . .         988                           835
 Total liabilities . . . . . . . . . . . . .     160,846                       153,047
Shareholders' equity . . . . . . . . . . . .      13,576                        11,769
                                               ---------                      --------
 Total liabilities and
   shareholders' equity. . . . . . . . . . .   $ 174,422                      $164,816
                                               =========                      ========

Net interest income/
 interest rate spread. . . . . . . . . . . .              $ 6,113    3.09%               $ 5,147   2.71%
                                                          =======    =====               =======   =====

Net earning assets/net yield on average
 interest-earning assets . . . . . . . . . .   $  26,587             3.68%    $ 24,181             3.27%
                                               =========             =====    ========             =====

- --------------------
<F1>  Average balances include nonaccrual loans and loans 90 days or more past due.
<F2>  Average balances for a period have been calculated using the average of month-end balances during such period.
<F3>  Investments for 1993 stated at amortized costs.  Investments for 1994 stated at fair market value under SFAS 115.
<F4>  Interest and yields are presented based upon actual amounts earned.

           The following table sets forth changes in net interest income attributable to changes in the volume of interest-earning assets and interest-bearing liabilities compared to changes in interest rates for the periods indicated.


                                             VOLUME AND RATE VARIANCE

                                                  INCREASE (DECREASE) ATTRIBUTABLE TO CHANGE IN
                                    --------------------------------------------------------------------------
                                               YEAR ENDED                              YEAR ENDED
                                           DECEMBER 31, 1994                       DECEMBER 31, 1993
                                              COMPARED TO                             COMPARED TO
                                           DECEMBER 31, 1993                       DECEMBER 31, 1992
                                    --------------------------------    --------------------------------------
                                                    RATE/                                      RATE/
                                    RATE    VOLUME  VOLUME     NET        RATE      VOLUME     VOLUME      NET
                                    ----    ------  ------     ---        ----      ------     ------      ---
                                                           (dollars in thousands)
INTEREST INCOME
Interest-earning assets:
Loans <F1> . . . . . . . . . . . . .$ 393   $ 971   $   48   $  1,412   $   (885)  $  1,076   $   (119)  $     72
Investment securities:
  Taxable. . . . . . . . . . . . . .  (71)   (159)       7       (223)      (896)      (359)       119     (1,136)
  Tax exempt <F2>. . . . . . . . . .   (2)      2       --         --         --        (11)        --        (11)
  Equity investments . . . . . . . .  (10)     12       (2)        --          9          6          2         17
Interest-bearing deposits. . . . . .   64     (10)      (5)        49       (112)      (222)        60       (274)
Federal funds sold . . . . . . . . .   82     (34)     (15)        33         22         (5)        (1)        16
                                    -----   -----   ------   --------   --------   --------   --------   --------
  Total interest income. . . . . . .  456     782       33      1,271     (1,862)       485         61     (1,316)

INTEREST EXPENSE
Interest-bearing demand deposits . .   37     207        6        250       (321)       255        (54)      (120)
Savings deposits . . . . . . . . . .   --      26       --         26        (11)        (1)        --        (12)
Time deposits. . . . . . . . . . . .  (57)    (68)       2       (123)      (887)      (633)       141     (1,379)
Repurchase agreements. . . . . . . .   85     (34)      (9)        42        (70)        78        (16)        (8)
Long-term debt . . . . . . . . . . .    7     101        2        110         16         46          4         66
                                    -----   -----   ------   --------   --------   --------   --------   --------
  Total interest expense . . . . . .   72     232        1        305     (1,273)      (255)        75     (1,453)
                                    -----   -----   ------   --------   --------   --------   --------   --------
  Net interest income. . . . . . . .$ 384   $ 550   $   32   $    966   $   (589)  $    740   $    (14)  $    137
                                    =====   =====   ======   ========   ========   ========   ========   ========

- --------------------

<F1>  Average balances include nonaccrual loans and loans 90 days or more past due.
<F2>  Presented on actual amounts earned.


           NONINTEREST INCOME.  The following table sets forth
Southwest's noninterest income for the periods indicated.

                                   NONINTEREST INCOME
                                                         YEAR ENDED DECEMBER 31
                                                       --------------------------
                                                       1994       1993       1992
                                                       --------------------------
                                                         (dollars in thousands)
      Service charges on deposit accounts. . . .       $494       $512       $492
      Investment securities gains. . . . . . . .         36         --         10
      Other operating income . . . . . . . . . .        265        200        289
                                                       ----       ----       ----
        Total noninterest income . . . . . . . .       $795       $712       $791
                                                       ====       ====       ====

      Noninterest income as a percent of
      average total assets . . . . . . . . . . .       .46%       .43%       .48%


           Noninterest income for the year ended December 31, 1994 increased by $83,000 as compared to the year ended December 31, 1993. There has been no significant change in noninterest income over the last three years.

           NONINTEREST EXPENSE.  The following table sets forth
Southwest's noninterest expenses for the periods indicated.

                               NONINTEREST EXPENSE
                                                   YEAR ENDED DECEMBER 31
                                                ----------------------------
                                                 1994       1993       1992
                                                ----------------------------
                                                   (dollars in thousands)
      Salaries and employee benefits . . .      $1,746     $1,692     $1,733
      Occupancy and equipment expense. . .         541        496        508
      FDIC and state assessments . . . . .         342        295        376
      Data processing. . . . . . . . . . .         229        236        241
      Other operating expense. . . . . . .         712        815        861
                                                ------     ------     ------
        Total noninterest expense. . . . .      $3,570     $3,534     $3,719
                                                ======     ======     ======

           Noninterest expenses have shown no significant changes over the past three years. There has been a $149,000 decrease between the years ended December 31, 1994 and December 31, 1992. This decrease represents management's ongoing efforts to control expenses through consolidation of duties and constant review of expenses.

FINANCIAL CONDITION, CAPITAL RESOURCES AND LIQUIDITY

           LENDING ACTIVITIES. Southwest's major source of income is interest on loans. The increase in Southwest's loan portfolio largely reflects Southwest Bank's continued emphasis on mortgage lending. The following table presents the composition of Southwest's loan portfolio net of unearned interest at the end of each of the periods indicated.

                                        LOAN PORTFOLIO
                                                                DECEMBER 31
                                                    ------------------------------------
                                                         1994                1993
                                                    ---------------    -----------------
                                                    AMOUNT  PERCENT    AMOUNT    PERCENT
                                                    ---------------    -----------------
                                                           (dollars in thousands)
      Commercial, financial and other. . . . . .    $10,965    8.7%    $14,572     12.2%
      Agricultural . . . . . . . . . . . . . . .      2,893    2.3       3,228      2.7
      Real Estate:
        Mortgage-residential (1-4 family). . . .     41,624   32.9      37,020     31.1
        Mortgage-commercial and multi-family . .     48,983   38.7      41,747     35.1
        Construction . . . . . . . . . . . . . .      6,305    5.0       6,589      5.5
        Agricultural real estate . . . . . . . .      9,349    7.4       8,973      7.6
      Consumer . . . . . . . . . . . . . . . . .      6,403    5.0       6,894      5.8
                                                   -------- ------   ---------   ------
        Total loans. . . . . . . . . . . . . . .    126,522  100.0%    119,023    100.0%
                                                            =======              =======
      Less:
        Unearned interest. . . . . . . . . . . .         40                 36

                                                   --------          ---------
        Total loans receivable, net. . . . . . .   $126,482           $118,987
                                                   ========          =========

           The following table sets forth the remaining maturities, based on contractual maturity dates, for certain loan categories at December 31, 1994.

                                        MATURITIES OF LOANS
                                                    ONE YEAR    ONE TO       OVER
                                                     OR LESS  FIVE YEARS  FIVE YEARS  TOTAL
                                                     -------  ----------  ----------  -----
                                                             (dollars in thousands)
      Commercial, financial and other. . . . . .     $6,721     $3,381       $863    $10,965
      Agricultural . . . . . . . . . . . . . . .      2,153        158        582      2,893
      Real estate construction . . . . . . . . .      4,433        203      1,669      6,305

           The following table indicates loans with fixed and adjustable rates which mature in greater than one year.

                                                              FLOATING OR
                                                               ADJUSTING
                                                  FIXED RATES    RATES
                                                  ----------- -----------
                                                  (dollars in thousands)
           Commercial, financial and other . . .   $    882    $  3,362
           Agricultural. . . . . . . . . . . . .        146         594
           Real estate construction. . . . . . .         15       1,857
                                                   --------    --------
             Total loans . . . . . . . . . . . .   $  1,043    $  5,813
                                                   ========    ========

           Southwest makes substantially all its loans to customers located within Southwest Bank's service areas. Southwest has no foreign loans or highly leveraged transaction loans as defined by the Federal Reserve Board.

           DISCUSSION OF LENDING ACTIVITIES. Net loans at December 31, 1994, were $126 million, an increase of $7 million from December 31, 1993, which was primarily due to Southwest Bank's ongoing business development program.

           The quality of the loan portfolio continues to be preserved by close adherence to prudent underwriting standards. Loan committees and lending authorities have been appropriately established in order to ensure compliance with Southwest Bank's loan policy and documentation procedures. As testimony to the quality of the loan portfolio, net loan charge offs to average loans outstanding for the years ended December 31, 1994 and 1993 were 0.01%.

           Commercial, financial and other lending activities are directed primarily towards small- to medium-sized businesses. Commercial, financial and other loans decreased $3.6 million due to tighter underwriting standards and a concerted effort to increase the real estate loan portfolio.

           Agricultural loans, including agricultural real estate, remained steady in 1994 at a level of $12.2 million. These loans were made primarily to family farms for the purpose of livestock operations and crop production. Real estate loans increased by $11.6 million in 1994 to $96.9 million which is 76.6% of the total loan portfolio.

           Residential real estate loans increased by $4.6 million in 1994 to $41.6 million while construction loans experienced a nominal decrease of $284,000 to $6.3 million in 1994. The single largest growth category was commercial and multi-family real estate loans which increased $7.2 million in 1994 to $49 million. The increases in the respective real estate loan categories were a direct result of an on-going business development/marketing program. Consumer loans are primarily loans to individuals for the purchase of automobiles, boats, recreational vehicles and other personal and household items. Consumer loans decreased by $491,000 in 1994.

           NONPERFORMING LOANS. Loans that are on a nonaccrual basis and loans which are contractually past due 90 days or more totaled $478,000 at December 31, 1994. This represents 0.38% of the total loan portfolio which is consistent to the 1993 respective figure of 0.37%.

           Loans that are nonperforming and loans that require frequent attention are reviewed by management monthly or more frequently whenever it is warranted. If the collection of interest is doubtful, the loans are placed on nonaccrual status and the recognition of interest income is stopped. Whenever management believes that a loan will not be collected in its entirety, the loan will be charged off at the time the determination of uncollectability is made.

           The following table sets forth the amounts of such loans at the end of the periods indicated.

                                   NONPERFORMING ASSETS
                                                                  DECEMBER 31
                                                              -------------------
                                                                1994       1993
                                                                ----       ----
                                                            (dollars in thousands)
      Nonaccrual loans . . . . . . . . . . . . . . . . . .    $    130   $    263
      Loans contractually past due 90 days or more . . . .         348        182
                                                              --------   --------

        Total nonperforming loans. . . . . . . . . . . . .         478        445
      Foreclosed assets held for sale. . . . . . . . . . .          29          8
                                                              --------   --------

        Total nonperforming assets . . . . . . . . . . . .    $    507   $    453
                                                              ========   ========

      Nonperforming loans to total loans . . . . . . . . .        0.38%      0.37%
      Nonperforming assets to total loans
        plus foreclosed assets held for sale . . . . . . .        0.40       0.38
      Nonperforming assets to total assets . . . . . . . .        0.29       0.26

           In 1994, Southwest would have reported an additional
$13,000 in interest income if the nonaccrual loans at December 31, 1994 had been current. Southwest actually reported $2,000 in interest income for nonaccrual loans at December 31, 1994.

           Nonperforming assets increased by $54,000 in 1994. It should be noted that net loan chargeoffs for 1994 and 1993 were 10,000 and 15,000, respectively. Management considers the nonperforming loans to be at a reasonable level. In comparison to peer group banks the percentages are extremely low.

           ALLOWANCE FOR LOAN LOSSES. The allowance for loan losses is based on factors that include the overall composition of the loan portfolio, class of loans, past due and chargeoff experience, potential substandard and doubtful credits and other factors that need to be evaluated in estimating potential loan losses. The adequacy of the allowance for loan losses is calculated quarterly, using chargeoff history and any anticipated losses with respect to specific loans during the systematic review of the loan portfolio. The results of these reviews are reported to the management and board of directors.

While there can be no assurance that the allowance for loan losses will be adequate to cover all losses, management believes that the allowance is adequate. In addition, various regulatory agencies periodically review the allowance for loan losses, as an integral part of their examination process.

           The following table summarizes, for the period indicated, activity in the allowance for loan losses, including amounts of loans charged-off, amounts of recoveries and additions to the allowance charged to operating expenses, and the ratio of net charge-offs to the average loans outstanding.

                          ALLOWANCE FOR LOAN LOSSES
                                                       DECEMBER 31
                                                   -------------------
                                                     1994       1993
                                                     ----       ----
                                                  (dollars in thousands)
      Allowance at beginning of period . . . . .   $  1,103   $  1,118

      Loans charged-off:
        Commercial, financial, agricultural
          and other. . . . . . . . . . . . . . .         54         20
        Real estate:
          Construction . . . . . . . . . . . . .         --         --
          Mortgage . . . . . . . . . . . . . . .          1         25
        Consumer . . . . . . . . . . . . . . . .         --         --
                                                   --------   --------

        Total. . . . . . . . . . . . . . . . . .         55         45
                                                   --------   --------

      Recoveries:
        Commercial, financial, agricultural
          and other. . . . . . . . . . . . . . .         35         20
        Real estate:
          Construction . . . . . . . . . . . . .         --         --
          Mortgage . . . . . . . . . . . . . . .         10         10
        Consumer . . . . . . . . . . . . . . . .         --         --
                                                   --------   --------

        Total. . . . . . . . . . . . . . . . . .         45         30
                                                   --------   --------

        Net loans charged-off. . . . . . . . . .         10         15

      Additions to allowance charged to
        operating expense. . . . . . . . . . . .         --         --
                                                   --------   --------

      Allowance at end of period . . . . . . . .   $  1,093   $  1,103
                                                   ========   ========

      Ratio of net loan charge-offs during
        period to average loans outstanding. . .       0.01%      0.01%

           Net loan charge-offs were immaterial, less than $20,000, during 1994 and 1993. Management feels that these small charge-offs are a further reflection of the adequacy of the allowance for loan losses, the quality of the loan portfolio and the overall credit granting procedures.

           The following table summarizes Southwest's allocation of the allowance for loan losses to the various loan categories at the dates indicated.

                           ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
                                                               DECEMBER 31
                                             ---------------------------------------------
                                                      1994                    1993
                                             ---------------------   ---------------------
                                                           PERCENT                 PERCENT
                                                          OF LOANS                OF LOANS
                                                           IN EACH                 IN EACH
                                                          CATEGORY                CATEGORY
                                                          TO TOTAL                TO TOTAL
                                             ALLOWANCE      LOANS    ALLOWANCE      LOANS
                                             ---------    --------   ---------    --------
                                                          (dollars in thousands)
   Commercial, financial agricultural
     and other . . . . . . . . . . . . . .    $    119       10.6%    $    166       14.6%
   Real estate:
     Construction. . . . . . . . . . . . .          52        5.0           58        5.5
     Mortgage. . . . . . . . . . . . . . .         868       79.4          816       74.1
   Consumer. . . . . . . . . . . . . . . .          54        5.0           63        5.8
                                              --------     ------     --------     ------
     Total . . . . . . . . . . . . . . . .    $  1,093      100.0%    $  1,103      100.0%
                                              ========     ======     ========     ======

           INVESTMENT SECURITIES. The objectives of the investment portfolio are to provide Southwest with a source of liquidity through maturities and earnings.

           The following table sets forth Southwest's investment securities portfolio at carrying value at the dates indicated.

                                  INVESTMENT PORTFOLIO COMPOSITION
                                                                AT DECEMBER 31
                                                 --------------------------------------------
                                                         1994                   1993
                                                 ---------------------  ---------------------
                                                   BOOK     PERCENT OF    BOOK     PERCENT OF
                                                 VALUE<F1>  PORTFOLIO   VALUE<F2>  PORTFOLIO
                                                 --------------------   --------------------
                                                           (dollars in thousands)
      U.S. Government and agency securities. . .  $ 33,345     93.27%    $ 30,433     93.47%
      State and municipal securities . . . . . .     1,241      3.47        1,116      3.43
      Other securities . . . . . . . . . . . . .     1,165      3.26        1,009      3.10
                                                  --------   -------     --------   -------
        Total. . . . . . . . . . . . . . . . . .  $ 35,751    100.00%    $ 32,558    100.00%
                                                  ========   =======     ========   =======

- --------------------

<F1>  During 1994, Southwest adopted Statement of Financial
      Accounting Standards No. 115, Accounting for Certain
      Investments in Debt and Equity Securities. The investment security portfolio at December 31, 1994 was recorded at its market value. The amortized cost was $36.3 million.

<F2>  The market value of Southwest's investment portfolio was
      $33.0 million at December 31, 1993.


           The following table sets forth the maturities and
weighted average yields of the debt securities portfolio at
December 31, 1994.
                                                         OVER ONE                 OVER FIVE
                               ONE YEAR                   THROUGH                  THROUGH                  AFTER
                                OR LESS                 FIVE YEARS                TEN YEARS               TEN YEARS
                       ------------------------- ------------------------- ----------------------- -----------------------
                       AMORT.   MARKET           AMORT.   MARKET           AMORT. MARKET           AMORT. MARKET
                        COST    VALUE  YIELD<F1>  COST    VALUE  YIELD<F1>  COST  VALUE  YIELD<F1>  COST  VALUE  YIELD<F1>
                        ----    -----  ---------  ----    -----  ---------  ----  -----  ---------  ----  -----  ---------
                                                              (dollars in thousands)
U.S. Government and
 agency securities .   $13,553  $13,361  3.60%   $20,255  $19,733  5.56%   $ 250  $ 233    6.50%    $ 18   $ 18    6.09%
State and municipal
 securities. . . . .       616      616  5.45        299      308  6.99      325    317    6.06       --     --      --
                       -------  -------          -------  -------          -----  -----             ----   ----
  Total. . . . . . .   $14,169  $13,977  3.67%   $20,554  $20,041  5.58%   $ 575  $ 550    6.25%    $ 18   $ 18    6.09%
                       =======  =======          =======  =======          =====  =====             ====   ====

- --------------------

<F1> Rates on obligations of state and municipal securities are based upon actual amounts earned.

           Investment securities increased by $3.2 million at December 31, 1994 as compared to December 31, 1993. Investments are selected by management based upon quality, rate of return and the liquidity needs of Southwest Bank.

           DEPOSITS. Southwest has a stable core deposit base from within its market areas. Southwest has no brokered deposits and it is management's decision not to accept any such deposits. Deposits have shown a normal increase over the past two years.

           The following table sets forth the distribution of Southwest's deposit accounts at the dates indicated and the weighted average nominal interest rates on each category of deposit.

                                      DEPOSITS
                                                 DECEMBER 31
                            -----------------------------------------------------
                                       1994                        1993
                            -------------------------   -------------------------
                                      PERCENT                     PERCENT
                                        OF                          OF
                            AMOUNT   DEPOSITS    RATE   AMOUNT   DEPOSITS    RATE
                            ------   --------    ----   ------   --------    ----
                                           (dollars in thousands)
Demand deposits. . . . . . $ 20,238    13.86%      --% $ 19,519    13.61%      --%
Savings accounts . . . . .   12,004     8.22     2.75    12,308     8.58     2.75
NOW and MMDA accounts. . .   49,353    33.79     3.34    49,285    34.36     3.25
Time deposits. . . . . . .   64,450    44.13     3.95    62,312    43.45     4.04
                           --------  -------           --------  -------
  Total deposits . . . . . $146,045   100.00%          $143,424   100.00%
                           ========  =======           ========  =======

           The following table indicates, as of December 31, 1994, the amount of Southwest's jumbo certificates of deposit by time remaining until maturity. Jumbo certificates of deposit require minimum deposits of $100,000 and rates paid on such accounts are negotiable.

        AMOUNT AND MATURITIES OF TIME DEPOSITS OF $100,000 OR MORE
                                                      CERTIFICATES
           MATURITY PERIOD                             OF DEPOSITS
                                                 (dollars in thousands)
           Three months or less. . . . . . . . . . . .   $2,656
           Over three months through six months. . . .    3,727
           Over six months through twelve months . . .    4,136
           Over twelve months. . . . . . . . . . . . .    1,426
                                                        -------

           Total . . . . . . . . . . . . . . . . . . .  $11,945
                                                        =======

           CAPITAL RESOURCES. Financial institutions are required to maintain capital ratios in accordance with guidelines adopted by the Federal Reserve Board. These guidelines are commonly known as "Risk Based Guidelines" as they define the capital level requirements of a financial institution based upon the level of risk associated with holding various categories of assets. On December 31, 1994, Southwest exceeded all capital requirements.

           At December 31, 1994 and 1993, Southwest and the
Southwest Bank's capital ratios were as follows.

                            CAPITAL RATIOS
                                           RISK-BASED
                              ----------------------------------
                               TOTAL CAPITAL           TIER 1             LEVERAGE
                               -------------           ------             --------
                                DECEMBER 31         DECEMBER 31         DECEMBER 31
                                -----------         -----------         -----------
                                1994    1993        1994    1993        1994    1993
                                ----    ----        ----    ----        ----    ----
Southwest Bancshares, Inc. . . 13.76%  12.52%      12.80%  11.51%       8.22%   7.25%
Southwest Bank . . . . . . . . 14.82   13.61       13.86   12.61        9.01    8.05

           LIQUIDITY. Liquidity is measured by a financial institution's ability to raise funds through deposits, borrowed funds or additional capital. Additional sources of liquidity, including cash flow from both the repayment of loans and the securitization of assets, are also considered in determining whether liquidity is satisfactory. Liquidity is also achieved through growth of core deposits and liquid assets, and access to the money and capital markets. The funds are used to meet deposit withdrawals, maintain reserve requirements, fund loans and operate the organization. The ratio of temporary investments (those maturing within one year) to volatile liabilities (time deposits over $100,000) was 117.0% at December 31, 1994. Core deposits, defined as demand deposits, NOW accounts, and total savings and certificates of deposit less than $100,000 were 91.8% and 91.9% of total deposits at December 31, 1994 and 1993, respectively.

           The following table sets forth certain information regarding short-term borrowings for the periods indicated.

                             SHORT-TERM BORROWINGS
                                                                       DECEMBER 31
                                                                       -----------
                                                                      1994     1993
                                                                      ----     ----
                                                                 (dollars in thousands)
       Securities sold under agreement to repurchase:
       End of period balance . . . . . . . . . . . . . . . . . .     $7,752     $8,781
       Maximum amount outstanding at any month-end . . . . . . .     10,720     11,176
       Average balance outstanding during the period . . . . . .      9,058     10,116
       Average rate at the end of the period . . . . . . . . . .       5.40%      3.14%
       Average rate for the period . . . . . . . . . . . . . . .       4.04       3.20

           ASSET-LIABILITY MANAGEMENT. Southwest actively manages its assets and liabilities through coordinating the levels of interest rate sensitive assets and liabilities to minimize changes in net interest income despite changes in market interest rates. Southwest defines interest rate sensitive assets and liabilities as any instrument that can be repriced within 180 days, either because the instrument will mature during the period or because it carries a variable interest rate. Changes in net interest income occur when interest rates on loans and investments change in a different time period from that of changes in interest rates on liabilities, or when the mix and volume of interest-earning assets and interest-bearing liabilities change. The interest rate sensitivity gap represents the dollar amount of difference between rate sensitive assets and rate sensitive liabilities within a given time period (GAP). A GAP ratio is determined by dividing rate sensitive assets by rate sensitive liabilities. A ratio of 100% indicates a matched position, in which the effect on net interest income due to interest rate movements would be minimized.

           Southwest's strategy with respect to asset-liability management is to maximize net interest income while limiting Southwest's exposure to risks associated with volatile interest rates. Southwest Bank's Funds Management Committee is responsible for monitoring its GAP position.

           The following table sets forth Southwest's interest rate sensitivity at December 31, 1994.

                                               INTEREST SENSITIVITY ANALYSIS
                                                             OVER
                                                             THREE     OVER ONE
                                                THREE       THROUGH     THROUGH      OVER
                                               MONTHS       TWELVE       FIVE        FIVE
                                               OR LESS      MONTHS       YEARS      YEARS       TOTAL
                                               -------      -------    --------     -----       -----
                                                              (dollars in thousands)
Interest-earning assets:
 Interest-bearing deposits . . . . . . . .     $ 3,641      $    --     $    --    $    --    $  3,641
 Taxable investment securities . . . . . .      16,599        3,378      11,144      3,389      34,510
 Tax-exempt investment securities. . . . .          70          546         308        317       1,241
 Federal funds sold. . . . . . . . . . . .       1,750           --          --         --       1,750
 Loans<F1> . . . . . . . . . . . . . . . .      49,070       41,614      25,626      9,965     126,275
                                               -------      -------     -------    -------    --------
  Total interest rate sensitive assets . .     $71,130      $45,538     $37,078    $13,671    $167,417
                                               =======      =======     =======    =======    ========

Interest-bearing liabilities:
 Interest-bearing demand deposits. . . . .     $49,353      $    --     $    --    $    --    $ 49,353
 Savings deposits. . . . . . . . . . . . .      12,004           --          --         --      12,004
 Time deposits . . . . . . . . . . . . . .      19,466       33,569      11,380         35      64,450
 Repurchase agreements . . . . . . . . . .       4,509        2,500         702         41       7,752
 Long-term debt. . . . . . . . . . . . . .         500        1,667       3,676        708       6,551
                                               -------      -------     -------    -------    --------
  Total rate sensitive liabilities . . . .     $85,832      $37,736     $15,758    $   784    $140,110
                                               =======      =======     =======    =======    ========

Interest Sensitivity GAP:
 Periodic. . . . . . . . . . . . . . . . .    $(14,702)    $  7,802     $21,320    $12,887    $ 27,307
 Cumulative. . . . . . . . . . . . . . . .     (14,702)      (6,900)     14,420     27,307
                                               =======      =======     =======    =======

Cumulative GAP to total assets . . . . . .      (8.37)%      (3.93)%       8.21%     15.55%
Ratio of Interest-Sensitive Assets to
  Interest Sensitive Liabilities:
  Periodic . . . . . . . . . . . . . . . .       82.87       120.68      235.30        n/a
  Cumulative . . . . . . . . . . . . . . .       82.87        94.42      110.35     119.49

- --------------------
<F1>  Loans exclude overdrafts and nonaccrual loans.

           EFFECTS OF INFLATION. The consolidated financial statements and related consolidated financial data presented herein have been prepared in accordance with generally accepted accounting principles and practices within the banking industry which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation.

IMPACT OF FUTURE ACCOUNTING PRONOUNCEMENTS

           In October 1994, the Financial Accounting Standards Board issued SFAS 119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." The adoption of SFAS 119 was required for fiscal years ending after December 15, 1994. The statement requires disclosures about derivative financial instruments and other financial instruments with similar characteristics that are not subject to SFAS 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet

Risk and Financial Instruments with Concentrations of Credit Risk." Southwest does not hold any derivative financial instruments for which disclosure would be required under SFAS 119.

           In May 1993, the Financial Accounting Standards Board issued SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, which was issued in October 1994. The Statement requires impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The adoption of SFAS 114, required in 1995, is not expected to have a material impact on Southwest's financial condition or results of operations.

RESULTS OF OPERATION (FIRST QUARTER COMPARISON)

           NET INCOME. Net income for the first quarter ended March 31, 1995, increased 84.6% to $694,000, or $19.30 per share, compared to net income for the first quarter in 1994 of $376,000, or $10.45 per share. The increase in net income was due primarily to an increase in net interest income of $440,000 coupled with tight operating expense controls.

           NET INTEREST INCOME. Net interest income increased by $440,000, or 33.5%, for the first quarter of 1995 as compared to the first quarter of 1994. The improvement in net interest income was the result of an increase in average earning assets and a higher yielding earning asset mix.

           NONINTEREST INCOME. Noninterest income increased by 5.2% to $183,000 for the first quarter of 1995 compared to the first quarter of 1994.

           NONINTEREST EXPENSE. Noninterest expense decreased 1.8% to $880,000 for the first quarter of 1995 as compared to the first quarter of 1994. Tight expense control was the contributing factor to this decrease.

           TOTAL ASSETS. Total assets were $180.6 million at March 31, 1995 as compared to $175.6 million at December 31, 1994. The increase in total assets was due primarily to Southwest Bank's business development/marketing program.

           LOANS. Loans, net of unearned interest, were $126.8 million at March 31, 1995, a 0.2% increase as compared to $126.5 million at December 31, 1994.

           DEPOSITS. Total deposits were $149.4 million at March 31, 1995, a 2.3% increase as compared to $146.0 million at December 31, 1994. Much of this deposit growth occurred in Time Deposits.

LIQUIDITY AND CAPITAL RESOURCES (FIRST QUARTER COMPARISON)

           Liquid assets of Southwest, at March 31, 1995, consisted of total cash and cash equivalents and investment securities maturing in one year or less. These liquid assets totaled $30.5 million at March 31, 1995, or 20.4% of total deposits.

           Shareholders' equity at March 31, 1995 was $15.2 million, which is an increase of $774,000 compared to December 31, 1994. Southwest currently exceeds all regulatory capital requirements as shown in the following table.

                                CAPITAL RATIOS
                        RISK-BASED
           ---------------------------------
            TOTAL CAPITAL         TIER 1            LEVERAGE
            -------------         ------            --------
              MARCH 31           MARCH 31           MARCH 31
              --------           --------           --------
            1995    1994       1995    1994       1995   1994
            ----    ----       ----    ----       ----   ----
           14.27%  13.05%     13.31%  12.04%      8.42%  7.52%

PROPERTIES

           All of the real estate and buildings are owned by Southwest Bank or Southwest, except for the banking facilities located in Republic, Missouri and Springfield, Missouri, which are leased. None of the properties owned are subject to any mortgages or material encumbrances. Southwest believes that the facilities are adequate for its operations.

LEGAL PROCEEDINGS

           There were no known material legal proceedings pending against Southwest as of March 31, 1995.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

           The following table sets forth as of the Record Date the number of shares of Southwest Common Stock beneficially owned and the percentage of ownership of outstanding shares of Southwest Common Stock by (a) each director of Southwest, (b) each person who is known by Southwest to own beneficially 5% or more of such stock and (c) all directors and executive officers of Southwest as a group:

                                                       BENEFICIALLY PERCENT OF
NAME OF BENEFICIAL OWNER     ADDRESS                       OWNED      CLASS
- ------------------------     -------                   ------------ ----------
Joe F. Rayl                P.O. Box 197                 24,547<F1>    68.22%
                           Bolivar, MO  65613

Alva R. Ellison            P.O. Box 10969                2,771<F2>     7.70%
                           Springfield, MO  65808

Gary E. Metzger            1947 E. Norshire                  4          .01%
                           Springfield, MO  65804

Morris G. Lawson           Route 3, Box 630                  4          .01%
                           Bolivar, MO  65613

Alan Murray                P.O. Box 281                      4          .01%
                           Hermitage, MO  65668

Debra G. McCaslin          Route 2, Box 251A                 4          .01%
                           Halfway, MO  65663

Directors and Executive
  Officers as a group
  (6 persons)                                           27,334        75.96%

- --------------------
<F1>  Includes 105 shares of Southwest Common Stock held by Joe F. Rayl, and 24,442 shares of Southwest Common Stock held by Joe F. and Jane Rayl, Tenancy by the Entirety.

<F2>  Includes 70 shares of Southwest Common Stock held by Alva R. Ellison, and 2,701 shares of Southwest Common Stock held by Alva Ray Ellison and Patrician Alverta Ellison, Joint Revocable Living Trust, U/T/A, dated November 8, 1993.

           For purposes of the above table, a person is deemed to be a beneficial owner of shares of Southwest Common Stock if the person has or shares the power to vote or to dispose of such shares. Unless otherwise indicated in the footnotes, each person has sole voting and investment power with respect to shares shown in the table as beneficially owned by such person and disclaims beneficial ownership in shares described in the footnotes as being "held by" other persons.

                        INFORMATION REGARDING MBI STOCK
                        -------------------------------

DESCRIPTION OF MBI COMMON STOCK AND ATTACHED PREFERRED SHARE PURCHASE
RIGHTS

           GENERAL. MBI has authorized 5,000,000 shares of MBI Preferred Stock, no par value, and 100,000,000 shares of MBI Common Stock, $5.00 par value. At March 31, 1995, on a restated basis, MBI had 14,806 shares of MBI Preferred Stock issued and outstanding and 52,749,516 shares of MBI Common Stock outstanding. Under Missouri law, MBI's Board of Directors may generally approve the issuance of authorized shares of Preferred Stock and Common Stock without shareholder approval.

           MBI's Board of Directors is also authorized to fix the number of shares and determine the designation of any series of Preferred Stock and to determine or alter the rights, preferences, privileges and restrictions granted to or imposed upon any series of MBI Preferred Stock. Except for the designation and reservation of Series A Junior Participating Preferred Stock pursuant to MBI's Preferred Share Purchase Rights Plan described below, and, in connection with the acquisition of TCB on May 1, 1995, the designation and issuance of (i) 5,306 shares of Series B-1 Preferred Stock and (ii) 9,500 shares of Series B-2 Preferred Stock, MBI's Board of Directors has not acted to designate or issue any shares of MBI Preferred Stock.

           The existence of a substantial number of unissued and unreserved shares of MBI Common Stock and undesignated shares of MBI Preferred Stock may enable the Board of Directors to issue shares to such persons and in such manner as may be deemed to have an anti-takeover effect.

           DIVIDENDS. The holders of MBI Common Stock are entitled to share ratably in dividends when, as and if declared by the Board of Directors from funds legally available therefor, after full cumulative dividends have been paid or declared, and funds sufficient for the payment thereof set apart, on all series of MBI Preferred Stock ranking superior as to dividends to MBI Common Stock.

           The Board of Directors of MBI intends to maintain its present policy of paying quarterly cash dividends on MBI Common Stock, when justified by the financial condition of MBI and its subsidiaries. The declaration and amount of future dividends will depend on circumstances existing at the time, including MBI's earnings, financial condition and capital requirements as well as regulatory limitations, note and indenture provisions and such other factors as the Board of Directors may deem relevant. The payment of dividends to MBI by subsidiary banks is subject to extensive regulation by various state and federal regulatory agencies. See "SUPERVISION AND REGULATION."

           VOTING RIGHTS. Each holder of MBI Common Stock has one vote for each share held on matters presented for consideration by the shareholders, except that, in the election of directors, each shareholder has cumulative voting rights which entitle such shareholder to the number of votes which equals the number of shares held by the shareholder multiplied by the number of directors to be elected. All such votes may be cast for one candidate for election as a director or may be distributed among two or more candidates.

           PREEMPTIVE RIGHTS. The holders of MBI Common Stock have no preemptive right to acquire any additional unissued shares or treasury shares of MBI.

           LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding up of MBI, whether voluntary or involuntary, the holders of MBI Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences on any outstanding MBI Preferred Stock.

           ASSESSMENT AND REDEMPTION. Shares of MBI Common Stock are and will be, when issued, fully paid and nonassessable. Such shares do not have any redemption provisions.

           PREFERRED SHARE PURCHASE RIGHTS PLAN. One preferred share purchase right (a "Right") is attached to each share of MBI Common Stock. The Rights trade automatically with shares of MBI Common Stock, and become exercisable and will trade separately from the MBI Common Stock on the tenth day after public announcement that a person or group has acquired, or has the right to acquire, beneficial ownership of 20% or more of the outstanding shares of MBI Common Stock, or upon commencement or announcement of intent to make a tender offer for 20% or more of the outstanding shares of MBI Common Stock, in either case without prior written consent of the Board. When exercisable, each Right will entitle the holder to buy 1/100 of a share of MBI Series A Junior Participating Preferred Stock at an exercise price of $100 per Right. In the event a person or group acquires beneficial ownership of 20% or more of MBI Common Stock, holders of Rights (other than the acquiring person or group) may purchase MBI Common Stock having a market value of twice the then current exercise price of each Right. If MBI is acquired by any person or group after the Rights become exercisable, each Right will entitle its holder to purchase stock of the acquiring company having a market value of twice the current exercise price of each Right. The Rights are designed to protect the interests of MBI and its shareholders against coercive takeover tactics. The purpose of the Rights is to encourage potential acquirors to negotiate with MBI's Board of Directors prior to attempting a takeover and to give the Board leverage in negotiating on behalf of all shareholders the terms of any proposed takeover. The Rights may deter certain takeover proposals. The Rights, which can be redeemed by MBI's Board of Directors in certain circumstances, expire by their terms on June 3, 1998.

           CLASSIFICATION OF BOARD OF DIRECTORS. The Board of Directors of MBI is divided into three classes, and the directors are elected by classes to three-year terms, so that one of the three classes of the directors of MBI will be elected at each annual meeting of the shareholders. While this provision promotes stability and continuity of the Board of Directors, classification of the Board of Directors may also have the effect of decreasing the number of directors that could otherwise be elected at each annual meeting of shareholders by a person who obtains a controlling interest in the MBI Common Stock and thereby could impede a change in control of MBI. Because fewer directors will be elected at each annual meeting, such classification also will reduce the effectiveness of cumulative voting as a means of establishing or increasing minority representation on the Board of Directors.

           OTHER MATTERS. MBI's Restated Articles of Incorporation and By-Laws also contain provisions which: (i) require the affirmative vote of holders of at least 75% of the voting power of all of the shares of outstanding capital stock of MBI entitled to vote in the election of directors to remove a director or directors without cause; (ii) require the affirmative vote of the holders of at least 75% of the voting power of all shares of the outstanding capital stock of MBI to approve certain "business combinations" with "interested parties" unless at least two-thirds of the Board of Directors first approves such business combinations; and
(iii) require an affirmative vote of at least 75% of the voting power of all shares of the outstanding capital stock of MBI for the amendment, alteration, change or repeal of any of the above provisions unless at least two-thirds of the Board of Directors first approves such an amendment, alteration, change or repeal. Such provisions may be deemed to have an anti-takeover effect.

RESTRICTIONS ON RESALE OF MBI STOCK BY AFFILIATES

           Under Rule 145 of the Securities Act of 1933 (the "Securities Act"), certain persons who receive MBI Common Stock pursuant to the Merger and who are deemed to be "affiliates" of Southwest will be limited in their right to resell the stock so received. The term "affiliate" is defined to include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Southwest at the time the Merger is submitted to a vote of the shareholders of Southwest. Each affiliate of Southwest (generally any director or executive officer or shareholder of Southwest who beneficially owns a substantial number of outstanding shares of Southwest Common Stock) who desires to resell the MBI Common Stock received in the Merger must sell such stock either pursuant to an effective Registration Statement or in accordance with an applicable exemption, such as the applicable provisions of Rule 145(d) under the Securities Act.

           Rule 145(d) provides that persons deemed to be affiliates may resell their stock received in the Merger pursuant to certain of the requirements of Rule 144 under the Securities Act if such stock is sold within the first two years after the receipt thereof. After two years if such person is not an affiliate of MBI and if MBI is current with respect to its required public filings, a former affiliate of Southwest may freely resell the stock received in the Merger without limitation. After three years from the issuance of the stock, if such person is not an affiliate of MBI at the time of sale and for at least three months prior to such sale, such person may freely resell such stock, without limitation, regardless of the status of MBI's required public filings. The shares of MBI Common Stock to be received by affiliates of Southwest in the Merger will be legended as to the restrictions imposed upon resale of such stock.

COMPARISON OF THE RIGHTS OF SHAREHOLDERS OF MBI AND SOUTHWEST

           Both MBI and Southwest are incorporated under the laws of the State of Missouri and the rights of the shareholders of each of MBI and Southwest are governed by their respective Articles of Incorporation and By-Laws and the Missouri Act. The rights of Southwest shareholders who receive shares of MBI Common Stock in the Merger will thereafter be governed by MBI's Restated Articles of Incorporation and By-Laws and by the Missouri Act. The material rights of such shareholders, and, where applicable, the differences between the rights of MBI shareholders and Southwest shareholders, are summarized below.

           PREFERRED SHARE PURCHASE RIGHTS PLAN. As described above under "- Preferred Share Purchase Rights Plan," MBI Common Stock has attached Rights, which may deter certain takeover proposals. Southwest does not have a rights plan.

           SUPERMAJORITY PROVISIONS. MBI's Restated Articles of Incorporation and MBI's By-Laws contain provisions requiring a supermajority vote of the shareholders of MBI to approve certain proposals. Under both MBI's Restated Articles and By-Laws, removal by the shareholders of the entire Board of Directors or any individual director from office without cause requires the affirmative vote of not less than 75% of the total votes entitled to be voted at a meeting of shareholders called for the election of directors. Amendment by the shareholders of MBI's Restated Articles or By-Laws relating to (i) the number or qualification of directors;
(ii) the classification of the Board of Directors; (iii) the filling of vacancies on the Board of Directors; or (iv) the removal of directors, requires the affirmative vote of not less than 75% of the total votes of MBI's then outstanding shares of capital stock entitled to vote, voting together as a single class, unless such amendment has previously been expressly approved by at least two-thirds of the Board of Directors. The Restated Articles of MBI additionally provide that, in addition to any shareholder vote required under the Missouri Act, the affirmative vote of the holders of not less than 75% of the total votes to which all of the then outstanding shares of capital stock of MBI are entitled, voting together as a single class (the "Voting Stock"), shall be required for the approval of any Business Combination. A "Business Combination" is defined generally to include sales, exchanges, leases, transfers or other dispositions of assets, mergers or consolidations, issuances of securities, liquidations or dissolutions of MBI, reclassifications of securities or recapitalizations of MBI, involving MBI on the one hand, and an Interested Shareholder or an affiliate of an Interested Shareholder on the other hand. An "Interested Shareholder" is defined generally to include any person, firm, corporation or other entity which is the beneficial owner of 5% or more of the voting power of the outstanding Voting Stock. If, however, at least two-thirds of the Board of Directors of MBI approve the Business Combination, such Business Combination shall require only the vote of shareholders as provided by Missouri law or otherwise. The amendment of the provisions of MBI's Restated Articles relating to the approval of Business Combinations requires the affirmative vote of the holders of at least 75% of the Voting Stock unless such amendment has previously been approved by at least two-thirds of the Board of Directors.

           To the extent that a potential acquiror's strategy depends on the passage of proposals which require a supermajority vote of MBI's shareholders, such provisions requiring a supermajority vote may have the effect of discouraging takeover attempts that do not have Board approval by making passage of such proposals more difficult. Neither Southwest's Articles of Incorporation nor Southwest's By-Laws require a supermajority vote of shareholders with respect to any item.

           VOTING FOR DIRECTORS. MBI's By-Laws provide for cumulative voting in the election of directors. Cumulative voting entitles each shareholder to cast an aggregate number of votes equal to the number of voting shares held, multiplied by the number of directors to be elected. Each shareholder may cast all such votes for one nominee or distribute them among two or more nominees, thus permitting holders of less than a majority of the outstanding shares of voting stock to achieve board representation. Southwest's By-Laws also provide for cumulative voting.

           CLASSIFIED BOARD. As described under "- Classification of Board of Directors," the Board of Directors of MBI is divided into three classes of directors, with each class being elected to a staggered three-year term. By reducing the number of directors to be elected in any given year, the existence of a classified Board diminishes the benefits of the cumulative voting rights to minority shareholders. Southwest does not have a classified Board of Directors.

           ANTI-TAKEOVER STATUTES. The Missouri Act contains certain provisions applicable to Missouri corporations such as MBI and Southwest which may be deemed to have an anti-takeover effect. Such provisions include Missouri's business combination statute and the control share acquisition statute.

           The Missouri business combination statute protects domestic corporations after hostile takeovers by prohibiting certain transactions once an acquiror has gained control. The statute restricts certain "Business Combinations" between a corporation and an "Interested Shareholder" or affiliates of the Interested Shareholder for a period of five years unless certain conditions are met. A "Business Combination" includes a merger or consolidation, certain sales, leases, exchanges, pledges and similar dispositions of corporate assets or stock and certain reclassifications and recapitalizations. An "Interested Shareholder" includes any person or entity which beneficially owns or controls 20% or more of the outstanding voting shares of the corporation.

           During the initial five-year restricted period, no Business Combination may occur unless such Business Combination or the transaction in which an Interested Shareholder becomes "interested" is approved by the board of directors of the corporation. Business Combinations may occur during such five-year period if: (i) prior to the stock acquisition by the Interested Shareholder, the board of directors approves the transaction in which the Interested Shareholder became an Interested Shareholder or approves the Business Combination in question; (ii) the holders of a majority of the outstanding voting stock, other than stock owned by the Interested Shareholder, approve the Business Combination; or (iii) the Business Combination satisfies certain detailed fairness and procedural requirements.

           The Missouri Act exempts from its provisions: (i) corporations not having a class of voting stock registered under Section 12 of the Exchange Act; (ii) corporations which adopt provisions in their articles of incorporation or bylaws expressly electing not to be covered by the statute; and (iii) certain circumstances in which a shareholder inadvertently becomes an Interested Shareholder. Neither MBI's Restated Articles of Incorporation and By-Laws nor Southwest's Articles of Incorporation and By-Laws "opt out" of the Missouri business combination statute.

           The Missouri Act also contains a "Control Share Acquisition Statute" which provides that an "Acquiring Person" who after any acquisition of shares of a publicly traded corporation has the voting power, when added to all shares of the same corporation previously owned or controlled by the Acquiring Person, to exercise or direct the exercise of: (i) 20% but less than 33%, (ii) 33% or more but less than a majority or (iii) a majority, of the voting power of outstanding stock of such corporation, must obtain shareholder approval for the purchase of the "Control Shares." If approval is not given, the Acquiring Person's shares lose the right to vote. The statute prohibits an Acquiring Person from voting its shares unless certain disclosure requirements are met and the retention or restoration of voting rights is approved by both: (i) a majority of the outstanding voting stock, and (ii) a majority of the outstanding voting stock after exclusion of "Interested Shares." Interested Shares are defined as shares owned by the Acquiring Person, by directors who are also employees, and by officers of the corporation. Shareholders are given dissenters' rights with respect to the vote on Control Share Acquisitions and may demand payment of the fair value of their shares.

           A number of acquisitions of shares are deemed not to constitute Control Share Acquisitions, including good faith gifts, transfers pursuant to wills, purchases pursuant to an issuance by the corporation, mergers involving the corporation which satisfy the other requirements of the Missouri Act, transactions with a person who owned a majority of the voting power of the corporation within the prior year, or purchases from a person who has previously satisfied the provisions of the Control Share Acquisition Statute so long as the transaction does not result in the purchasing party having voting power after the purchase in a percentage range (such ranges are as set forth in the immediately preceding paragraph) beyond the range for which the selling party previously satisfied the provisions of the statute. Additionally, a corporation may exempt itself from application of the statute by inserting a provision in its articles of incorporation or bylaws expressly electing not to be covered by the statute. Neither MBI's Restated Articles of Incorporation and By-Laws nor Southwest's Articles of Incorporation and By-Laws "opt out" of the Control Share Acquisition Statute.

           DISSENTERS' RIGHTS. Under Section 351.455 of the Missouri Act, a shareholder of any corporation which is a party to a merger or consolidation, or which sells all or substantially all of its assets, has the right to dissent from such corporate action and to demand payment of the value of such shares. In the circumstances set forth in the statute, dissenters' rights provisions of the Missouri Act are applicable to the shareholders of both MBI and Southwest.

           SHAREHOLDERS' RIGHT TO INSPECT. Under Section 351.215 of the Missouri Act, any shareholder may inspect the corporation's books and records for any reasonable and proper purpose. Such inspection may be made at all proper times, subject to regulations as may be prescribed by the by-laws of the corporation.

           SIZE OF BOARD OF DIRECTORS. As permitted under the Missouri Act, the number of directors on the Board of Directors of MBI is set forth in MBI's By-Laws which provide that the number of directors may be fixed from time to time at not less than 12 nor more than 24 by an amendment of the By-Laws or by a resolution of the Board of Directors, in either case, adopted by the vote or consent of at least two-thirds of the number of directors then authorized under the By-Laws. MBI's Board of Directors currently has 17 members. Southwest's By-Laws provide that the number of directors of the Board of Directors shall be designated in Southwest's Articles of Incorporation. Currently, Southwest's Articles of
Incorporation fix the number of directors at six. The supermajority vote required for the amendment of MBI's By-Laws regarding a change in the number of directors may have the effect of making it more difficult to force an immediate change in the composition of a majority of the Board of Directors and may be deemed to have an anti-takeover effect.

                          SUPERVISION AND REGULATION
                          --------------------------

GENERAL

           As a bank holding company, MBI is subject to regulation under the BHCA and its examination and reporting requirements. Under the BHCA, a bank holding company may not directly or indirectly acquire the ownership or control of more than 5% of the voting shares or substantially all of the assets of any company, including a bank or savings and loan association, without the prior approval of the Federal Reserve Board. In addition, bank holding companies are generally prohibited under the BHCA from engaging in nonbanking activities, subject to certain exceptions.

           MBI and its subsidiaries are subject to supervision and examination by applicable federal and state banking agencies. The earnings of MBI's subsidiaries, and therefore the earnings of MBI, are affected by general economic conditions, management policies and the legislative and governmental actions of various regulatory authorities, including the Federal Reserve Board, the FDIC and the Comptroller of the Currency (the "Comptroller"). In addition, there are numerous governmental requirements and regulations that affect the activities of MBI and its subsidiaries.

CERTAIN TRANSACTIONS WITH AFFILIATES

           There are various legal restrictions on the extent to which a bank holding company and certain of its nonbank subsidiaries can borrow or otherwise obtain credit from its bank subsidiaries. In general, these restrictions require that any such extensions of credit must be on non-preferential terms and secured by designated amounts of specified collateral and be limited, as to any one of the holding company or such nonbank subsidiaries, to 10% of the lending bank's capital stock and surplus, and as to the holding company and all such nonbank subsidiaries in the aggregate, to 20% of such capital stock and surplus.

PAYMENT OF DIVIDENDS

           MBI is a legal entity separate and distinct from its banking and other subsidiaries. The principal source of MBI's revenues is dividends from its national and state banking subsidiaries. Various federal and state statutory provisions limit the amount of dividends the affiliate banks can pay to MBI without regulatory approval. The approval of the appropriate bank regulator is required for any dividend by a national bank or state member bank if the total of all dividends declared by the bank in any calendar year would exceed the total of its net profits, as defined by regulatory agencies, for such year combined with its retained net profits for the preceding two years. In addition, a national bank or a state member bank may not pay a dividend in an amount greater than its net profits then on hand. The payment of dividends by any affiliate bank may also be affected by other factors, such as the maintenance of adequate capital for such affiliate bank.

CAPITAL ADEQUACY

           The Federal Reserve Board has issued standards for measuring capital adequacy for bank holding companies. These standards are designed to provide risk-responsive capital guidelines and to incorporate a consistent framework for use by financial institutions operating in major international financial markets. The banking regulators have issued standards for banks that are similar to, but not identical with, the standards for bank holding companies.

           In general, the risk-related standards require banks and bank holding companies to maintain capital based on "risk adjusted" assets so that categories of assets with potentially higher credit risk will require more capital backing than categories with lower credit risk. In addition, banks and bank holding companies are required to maintain capital to support off-balance sheet activities such as loan commitments.

           The standards classify total capital for this risk-based measure into two tiers referred to as Tier 1 and Tier 2. Tier 1 capital consists of common shareholders' equity, certain non-cumulative and cumulative perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries; Tier 2 capital consists of the allowance for loan and lease losses (within certain limits), perpetual preferred stock not included in Tier 1, hybrid capital instruments, term subordinated debt, and intermediate-term preferred stock. Bank holding companies are required to meet a minimum ratio of 8% of qualifying total capital to risk-adjusted assets, and a minimum ratio of 4% of qualifying Tier 1 capital to risk-adjusted assets. Capital that qualifies as Tier 2 capital is limited in amount to 100% of Tier 1 capital in testing compliance with the total risk-based capital minimum standards.

           In addition, the Federal Reserve Board has established minimum leverage ratio guidelines for bank holding companies. These guidelines provide for a minimum ratio of Tier 1 capital to adjusted average total assets (the "leverage ratio") of 3% for bank holding companies that meet certain specified criteria, including having the highest regulatory rating. Other bank holding companies generally are required to maintain a leverage ratio of at least 3% plus 100 to 200 basis points. The guidelines also provide that bank holding companies experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above minimum supervisory levels, without significant reliance on intangible assets. Furthermore, the Federal Reserve Board has indicated that it may consider other indicia of capital strength in evaluating proposals for expansion or new activities.

           The federal bank regulatory agencies have issued various proposals to amend the risk-based capital guidelines for banks and bank holding companies. Under one proposal, banks would be required to give explicit consideration to interest rate risk as an element of capital adequacy by maintaining capital to compensate for such risk in an amount measured by the bank's exposure to interest rate risk in excess of a regulatory threshold. Another proposal would revise the treatment given to (i) low-level recourse arrangements to reduce the amount of capital required and (ii) certain direct credit substitutes provided by banking organizations to require that capital be maintained against the value of the assets enhanced or the loans protected. A proposal recently issued by the Federal Reserve Board and expected to be joined in by the other bank regulatory agencies increases the amount of capital required to be carried against certain long-term derivative contracts; in addition, the proposal recognizes the effect of certain bilateral netting arrangements in reducing potential future exposure under these contracts. MBI believes that these changes will not, if adopted, have a material effect on its compliance with capital adequacy requirements.

FDIC INSURANCE ASSESSMENTS

           The subsidiary banks of MBI are subject to FDIC deposit insurance assessments. The FDIC has adopted a risk-based premium schedule. Under this schedule, the annual premiums initially range from $.23 to $.31 for every $100 of deposits. Each financial institution is assigned to one of three capital groups--well capitalized, adequately capitalized or undercapitalized--and further assigned to one of three subgroups within a capital group, on the basis of supervisory evaluations by the institution's primary federal and, if applicable, state supervisors and on the basis of other information relevant to the institution's financial condition and the risk posed to the applicable insurance fund. The actual assessment rate applicable to a particular institution will, therefore, depend in part upon the risk assessment classification so assigned to the institution by the FDIC. See "- FIRREA and FDICIA."

           The legislation adopted in August 1989 to provide for the resolution of insolvent savings associations also required the FDIC to establish separate deposit insurance funds -- the Bank Insurance Fund ("BIF") for banks and the Savings Association Insurance Fund ("SAIF") for savings associations. The law also requires the FDIC to set deposit insurance assessments at such levels as will cause BIF and SAIF to reach their "designated reserve ratios" of 1.25 percent of the deposits insured by them within a reasonable period of time. Due to low costs of resolving bank insolvencies in the last few years, BIF is expected to reach its designated reserve ratio in 1995. As a result, FDIC recently proposed to lower deposit insurance assessment rates on banks by revising the range to $.04 to $.31 for every $100 of deposits. However, the balance in SAIF is not expected to reach the designated reserve ratio until about the year 2002, as the law provides that a significant portion of the costs of resolving past insolvencies of savings associations must be paid from this source. Accordingly, it is likely that SAIF rates will be significantly higher than BIF rates in the future. Since MBI has acquired substantial amounts of SAIF-insured deposits during the years from 1989 to the present which cannot be converted from SAIF to BIF under present law, it will be required to pay insurance assessments on these acquired deposits at rates significantly higher than the rates charged by BIF until such time that the rates are equalized or the deposits are converted from the SAIF to the BIF. The latter cannot occur until the SAIF reaches the designated reserve ratio. MBI does not expect that such additional deposit insurance costs will have a significant, adverse effect on its earnings.

SUPPORT OF SUBSIDIARY BANKS

           Under Federal Reserve Board policy, MBI is expected to act as a source of financial strength to each subsidiary bank and to commit resources to support each of the subsidiaries in circumstances where it might not choose to do so absent such a policy. This support may be required at times when MBI may not find itself able to provide it. In addition, any capital loans by MBI to any of its subsidiaries would also be subordinate in right of payment to deposits and certain other indebtedness of such subsidiary.

           Consistent with this policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common shareholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality and overall financial condition.

FIRREA AND FDICIA

           The Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA") contains a cross-guarantee provision which could result in insured depository institutions owned by MBI being assessed for losses incurred by the FDIC in connection with assistance provided to, or the failure of, any other insured depository institution owned by MBI. Under FIRREA, failure to meet the capital guidelines could subject a banking institution to a variety of enforcement remedies available to federal regulatory authorities, including the termination of deposit insurance by the FDIC.

           The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") made extensive changes to the federal banking laws. FDICIA instituted certain changes to the supervisory process, including provisions that mandate certain regulatory agency actions against undercapitalized institutions within specified time limits. FDICIA contains various other provisions that may affect the operations of banks and savings institutions.

           The prompt corrective action provision of FDICIA requires the federal banking regulators to assign each insured institution to one of five capital categories ("well capitalized," "adequately capitalized" or one of three "undercapitalized" categories) and to take progressively more restrictive actions based on the capital categorization, as specified below. Under FDICIA, capital requirements would include a leverage limit, a risk-based capital requirement and any other measure of capital deemed appropriate by the federal banking regulators for measuring the capital adequacy of an insured depository institution. All institutions, regardless of their capital levels, are restricted from making any capital distribution or paying any management fees that would cause the institution to fail to satisfy the minimum levels for any relevant capital measure.
An institution that fails to meet the minimum level for any relevant capital measure (an "undercapitalized institution") may be: (i) subject to increased monitoring by the appropriate federal banking regulator;
(ii) required to submit an acceptable capital restoration plan within 45 days; (iii) subject to asset growth limits; and (iv) required to obtain prior regulatory approval for acquisitions, branching and new lines of businesses. The capital restoration plan must include a guarantee by the institution's holding company (under which the holding company would be liable up to the lesser of 5% of the institution's total assets or the amount necessary to bring the institution into capital compliance as of the date it failed to comply with its capital restoration plan) that the institution will comply with the plan until it has been adequately capitalized on average for four consecutive quarters.

           The FDIC and the Federal Reserve Board adopted capital-related regulations under FDICIA. Under those regulations, a bank will be well capitalized if it: (i) had a risk-based capital ratio of 10% or greater;
(ii) had a ratio of Tier 1 capital to risk-adjusted assets of 6% or greater; (iii) had a ratio of Tier 1 capital to adjusted total assets of 5% or greater; and (iv) was not subject to an order, written agreement, capital directive, or prompt corrective action directive to meet and maintain a specific capital level for any capital measure. An association will be adequately capitalized if it was not "well capitalized" and:
(i) had a risk-based capital ratio of 8% or greater; (ii) had a ratio of Tier 1 capital to risk-adjusted assets of 4% or greater; and (iii) had a ratio of Tier 1 capital to adjusted total assets of 4% or greater (except that certain associations rated "Composite 1" under the federal banking agencies' CAMEL rating system may be adequately capitalized if their ratios of core capital to adjusted total assets were 3% or greater).

           FDICIA also makes extensive changes in existing rules regarding audits, examinations and accounting. It generally requires annual on-site, full scope examinations by each bank's primary federal regulator. It also imposes new responsibilities on management, the independent audit committee and outside accountants to develop or approve reports regarding the effectiveness of internal controls, legal compliance and off-balance sheet liabilities and assets.

DEPOSITOR PREFERENCE STATUTE

           Legislation enacted in August 1993 provides a preference for deposits and certain claims for administrative expenses and employee compensation against an insured depository institution, such as Southwest's and MBI's insured bank subsidiaries, in the liquidation or other resolution of such an institution by any receiver. Such obligations would be afforded priority over other general unsecured claims against such an institution, including federal funds and letters of credit, as well as any obligation to shareholders of such an institution in their capacity as such.

THE INTERSTATE BANKING AND COMMUNITY DEVELOPMENT LEGISLATION

           In September 1994, legislation was enacted that is expected to have a significant effect in restructuring the banking industry in the United States. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 facilitates the interstate expansion and consolidation of banking organizations by permitting (i) bank holding companies that are adequately capitalized and managed, one year after enactment of the legislation, to acquire banks located in states outside their home states regardless of whether such acquisitions are authorized under the law of the host state, (ii) the interstate merger of banks after June 1, 1997, subject to the right of individual states to "opt in" or to "opt out" of this authority before that date, (iii) banks to establish new branches on an interstate basis provided that such action is specifically authorized by the law of the host state, (iv) foreign banks to establish, with approval of the regulators in the United States, branches outside their home states to the same extent that national or state banks located in the home state would be authorized to do so, and (v) beginning September 29, 1995, banks to receive deposits, renew time deposits, close loans, service loans and receive payments on loans and other obligations as agent for any bank or thrift affiliate, whether the affiliate is located in the same state or a different state. One effect of this legislation will be to permit MBI to acquire banks located in any state and to permit bank holding companies located in any state to acquire banks and bank holding companies in Missouri. Overall, this legislation is likely to have the effects of increasing competition and promoting geographic diversification in the banking industry.

           The Riegle Community Development and Regulatory Improvement Act of 1994, also enacted in September 1994, is intended to (i) increase the flow of loans to businesses in distressed communities by providing incentives to lenders to provide credit within those communities, (ii) remove impediments to the securitization of small business loans, (iii) provide for a reduction in paperwork and to streamline bank regulation through, for example, the coordination of examinations in a bank holding company context, a reduction in the number of currency transaction reports required and improvements to the National Flood Insurance Program that include enabling lenders to force place flood insurance and (iv) increase the level of consumer protection provided to customers in banking transactions. MBI believes that these provisions of the new law will not have a material effect on its operation.

                   RELATIONSHIP WITH INDEPENDENT ACCOUNTANTS
                   -----------------------------------------

           KPMG Peat Marwick LLP served as MBI's independent accountants for the year ended December 31, 1994 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding filings with the Securities and Exchange Commission and other regulatory authorities and consultation on financial accounting and reporting matters.

           Kirkpatrick, Phillips and Miller served as Southwest's independent accountants for the year ended December 31, 1994 and continues to serve in such capacity. Services provided in connection with the audit function included examination of the annual consolidated financial statements, review and consultation regarding regulatory authorities and consultation on financial accounting and reporting matters. Kirkpatrick, Phillips and Miller intends to have a representative present at the Special Meeting to answer relevant questions regarding the Merger.

                                 LEGAL MATTERS
                                 -------------

           Certain legal matters will be passed upon for MBI by Thompson & Mitchell, St. Louis, Missouri and for Southwest by Taylor, Stafford, Woody, Clithero & Fitzgerald, Springfield, Missouri.

                                    EXPERTS
                                    -------

           The consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1994, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1994, incorporated by reference in MBI's Annual Report on Form 10-K, and the supplemental consolidated financial statements of Mercantile Bancorporation Inc. as of December 31, 1994, 1993 and 1992, and for each of the years in the three-year period ended December 31, 1994, contained in MBI's Current Report on Form 8-K dated May 31, 1995, have been incorporated by reference herein in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

           The consolidated financial statements of Southwest Bancshares, Inc. as of December 31, 1994 and 1993 and for each of the years in the three-year period ended December 31, 1994 have been included herein in reliance upon the report of Kirkpatrick, Phillips and Miller, independent certified public accountants, whose report is included herein, and upon the authority of such firm as experts in accounting and auditing.

                                 OTHER MATTERS
                                 -------------

           The Board of Directors of Southwest, at the date hereof, is not aware of any business to be presented at the Special Meeting other than that referred to in the Notice of Special Meeting and discussed herein.
If any other matter should properly come before the Special Meeting, the persons named as proxies will have discretionary authority to vote the shares represented by proxies in accordance with their discretion and judgment as to the best interests of Southwest.

                             SHAREHOLDER PROPOSALS
                             ---------------------

           If the Merger is approved, the other conditions to the Merger are satisfied and the Merger is consummated, shareholders of Southwest will become shareholders of MBI at the Effective Time. MBI shareholders may submit to MBI proposals for formal consideration at the 1996 annual meeting of MBI's shareholders and inclusion in MBI's proxy statement for such meeting. All such proposals must have been received in writing by the Corporate Secretary at Mercantile Bancorporation Inc., P.O. Box 524,
St. Louis, Missouri 63166-0524 by November 25, 1995.

                       CONSOLIDATED FINANCIAL STATEMENTS

                                     INDEX
                                                              Page
                                                              ----
INDEPENDENT ACCOUNTANTS' REPORT. . . . . . . . . . . . . . . .F-1

CONSOLIDATED BALANCE SHEETS AS OF MARCH 31, 1995 (UNAUDITED)
  AND DECEMBER 31, 1994 AND 1993 . . . . . . . . . . . . . . .F-2

CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE MONTHS
  ENDED MARCH 31, 1995 AND 1994 (UNAUDITED) AND THE
  YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 . . . . . . . .F-3

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
  EQUITY FOR THE THREE MONTHS ENDED MARCH 31,
  1995 (UNAUDITED) AND THE YEARS ENDED
  DECEMBER 31, 1994, 1993 AND 1992 . . . . . . . . . . . . . .F-4

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE
  THREE MONTHS ENDED MARCH 31, 1995 AND 1994 (UNAUDITED)
  AND THE YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 . . . .F-5 to F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS . . . . . . . . . .F-7 to F-19


                  INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders
Southwest Bancshares, Inc. and Subsidiary
Springfield, Missouri


We have audited the accompanying consolidated balance sheets of Southwest Bancshares, Inc. and Subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Southwest Bancshares, Inc. and Subsidiary as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


/S/ KIRKPATRICK, PHILLIPS & MILLER



February 3, 1995
Springfield, Missouri

                         SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY
                               CONSOLIDATED BALANCE SHEETS

                                                                                     DECEMBER 31,
                                                              MARCH 31,       --------------------------
                                                                1995             1994           1993
                                                              ---------          ----           ----
ASSETS                                                       (Unaudited)
- ------
Cash and cash equivalents                                    $  7,113,332    $  5,561,099   $  7,146,321
Interest-bearing deposit accounts                               3,079,771       3,641,346      6,598,696
Federal funds sold                                              5,425,000       1,750,000      5,850,000
Investment securities held-for-investment (Notes 1 and 2)               -               -     32,557,823
Investment securities available-for-sale (Notes 1 and 2)       35,666,178      35,751,485              -
Loans (Notes 1 and 4)                                         126,795,842     126,481,924    118,987,337
  Less allowance for credit losses                             (1,093,067)     (1,092,785)    (1,103,048)
                                                             ------------    ------------   ------------
  Net loans                                                   125,702,775     125,389,139    117,884,289
                                                             ------------    ------------   ------------
Accrued interest receivable - investments                         228,305         263,021        228,515
Accrued interest receivable - loans                               925,308         818,582        640,451
Prepaid expenses                                                  129,072          48,880         55,771
Property and equipment, net of
  accumulated depreciation (Notes 1 and 3)                      1,958,366       1,962,148      1,648,412
Deferred tax benefit (Notes 1 and 6)                              293,720         340,779              -
Other real estate                                                  22,127          22,127          8,000
Goodwill, net of amortization (Note 1)                             15,755          18,049         27,225
Other assets                                                       24,495           9,768         24,323
                                                             ------------    ------------   ------------

     TOTAL ASSETS                                            $180,584,204    $175,576,423   $172,669,826
                                                             ============    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY
- ------------------------------------
Liabilities:
  Deposits:
  Demand                                                     $ 18,019,988    $ 20,238,317   $ 19,519,452
  Savings and NOW                                              64,190,930      61,356,733     61,592,737
  Time (Note 5)                                                67,237,031      64,449,553     62,312,463
                                                             ------------    ------------   ------------
     Total deposits                                           149,447,949     146,044,603    143,424,652
Securities sold under repurchase agreements (Note 13)           8,768,377       7,751,740      8,781,084
Accounts payable and accrued expenses                              69,963          72,244        148,790
Accrued interest payable                                          692,058         571,730        491,840
Income taxes payable (Notes 1 and 6)                              382,975         146,890         90,204
Debt maturing within one year (Note 7)                          1,670,600       2,167,400        355,700
Long-term debt (Note 7)                                         4,339,734       4,383,663      6,851,058
Other liabilities - directors' stock                                  500             500            500
                                                             ------------    ------------   ------------
     Total liabilities                                        165,372,156     161,138,770    160,143,828
                                                             ------------    ------------   ------------

Stockholders' equity:
Common stock; par value $10; authorized 100,000
shares; issued and outstanding 35,981 shares                      359,810         359,810        359,810
Additional paid-in capital                                      3,641,242       3,641,242      3,641,242
Retained earnings                                              11,492,765      10,798,502      8,524,946
Unrealized loss on securities available-for-sale,
  net of applicable deferred income taxes of
  $165,484 and $212,542, respectively (Note 1)                   (281,769)       (361,901)             -
                                                             ------------    ------------   ------------
     Total stockholders' equity                                15,212,048      14,437,653     12,525,998
                                                             ------------    ------------   ------------

     TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY              $180,584,204    $175,576,423   $172,669,826
                                                             ============    ============   ============

  The accompanying notes are an integral part of these consolidated financial statements

                                 SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY
                                     CONSOLIDATED STATEMENTS OF INCOME

                                       THREE MONTHS ENDED
                                           MARCH 31,              YEARS ENDED DECEMBER 31,
                                       ------------------   ------------------------------------
                                       1995         1994        1994        1993        1992
                                       ----         ----        ----        ----        ----
                                          (UNAUDITED)
INTEREST INCOME:
Interest and fees on loans         $ 2,768,014  $ 2,087,185 $ 9,438,159 $ 8,026,148  $ 7,953,683
Interest on investment securities:
  Taxable interest income              427,860      313,468   1,344,022   1,566,950    2,702,927
  Tax-exempt interest income            17,675       16,123      69,311      69,188       80,433
  Dividends                             16,463       12,344      63,386      64,187       47,082
Interest on federal funds sold          45,036       50,057     188,837     180,447      164,760
Interest on deposits in banks           42,600       50,181     214,079     139,875      413,828
                                   -----------  ----------- ----------- -----------  -----------
  Total interest income              3,317,648    2,529,358  11,317,794  10,046,795   11,362,713
                                   -----------  ----------- ----------- -----------  -----------

INTEREST EXPENSE:
Interest on deposits:
  Savings and NOW                      591,570      465,161   1,976,444   1,700,066    1,831,636
  Time                                 755,453      583,139   2,469,126   2,591,580    3,970,924
Interest on securities sold
  under repurchase agreements          120,578       72,682     365,632     324,328      331,961
Interest on borrowed funds              96,707       95,549     393,574     283,592      218,888
                                   -----------  ----------- ----------- -----------  -----------
  Total interest expense             1,564,308    1,216,531   5,204,776   4,899,566    6,353,409
                                   -----------  ----------- ----------- -----------  -----------

Net interest income                  1,753,340    1,312,827   6,113,018   5,147,229    5,009,304
Provision for credit losses
(Notes 1 and 4)                              -            -           -           -      155,000
                                   -----------  ----------- ----------- -----------  -----------

  Net interest income after
  provision for credit losses        1,753,340    1,312,827   6,113,018   5,147,229    4,854,304
                                   -----------  ----------- ----------- -----------  -----------

OTHER INCOME:
Service charges on deposit accounts    122,703      120,465     494,439     511,576      491,450
Investment securities gains                  -            -      35,584           -       10,101
Other operating income                  60,232       53,688     264,807     200,486      289,028
                                   -----------  ----------- ----------- -----------  -----------
  Total other income                   182,935      174,153     794,830     712,062      790,579
                                   -----------  ----------- ----------- -----------  -----------

OTHER EXPENSES:
Salaries and employee benefits         447,776      439,398   1,746,249   1,692,145    1,733,237
Occupancy and equipment expense        125,919      125,237     540,799     496,363      508,045
FDIC and state assessments              88,212       84,086     341,582     294,820      375,500
Data processing                         56,940       59,567     229,415     235,544      241,319
Other operating expense                160,739      187,648     712,164     815,498      860,948
                                   -----------  ----------- ----------- -----------  -----------
  Total other expenses                 879,586      895,936   3,570,209   3,534,370    3,719,049
                                   -----------  ----------- ----------- -----------  -----------

MINORITY INTERESTS IN NET INCOME
OF CONSOLIDATED SUBSIDIARY                   -            -           -           -       17,676
                                   -----------  ----------- ----------- -----------  -----------

  Income before taxes                1,056,689      591,044   3,337,639   2,324,921    1,908,158
Income tax expense (Note 6)            362,426      215,118   1,064,083     786,096      670,761
                                   -----------  ----------- ----------- -----------  -----------

  NET INCOME                       $   694,263  $   375,926 $ 2,273,556 $ 1,538,825  $ 1,237,397
                                   ===========  =========== =========== ===========  ===========

  NET INCOME PER SHARE
  OF COMMON STOCK                  $     19.30  $     10.45 $     63.19 $     42.92  $     35.82
                                   ===========  =========== =========== ===========  ===========

  AVERAGE SHARES OUTSTANDING            35,981       35,981      35,981      35,856       34,542
                                   ===========  =========== =========== ===========  ===========

The accompanying notes are an integral part of these consolidated financial statements

                            SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY
                   CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                        YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992 AND
                          THREE MONTHS ENDED MARCH 31, 1995 (UNAUDITED)

                                                                                      NET
                                                                                   UNREALIZED
                                                                                  APPRECIATION
                                       COMMON STOCK                               (LOSSES) ON
                                    -----------------     ADDITIONAL                AVAILABLE-     TOTAL
                                                           PAID-IN    RETAINED       FOR-SALE   STOCKHOLDERS'
                                    SHARES  PAR VALUE      CAPITAL    EARNINGS      SECURITIES     EQUITY
                                    ------  ---------     ----------  --------     ------------ -------------
Balances, December 31, 1991         34,025   $340,250    $3,084,844  $ 5,748,724   $        -    $ 9,173,818

Issuance of stock - 975 shares         975      9,750       272,854            -            -        282,604

Acquired 6.05% minority
 interest in subsidiary, at book
 value, by issuing 667 shares
 of the Company in exchange            667      6,670       186,684            -            -        193,354

Net income, year ended
 December 31, 1992                       -          -             -    1,237,397            -      1,237,397
                                    ------   --------    ----------  -----------   ----------    -----------

Balances, December 31, 1992         35,667    356,670     3,544,382    6,986,121            -     10,887,173

Issuance of stock - 314 shares         314      3,140        96,860            -            -        100,000

Net income, year ended
 December 31, 1993                       -          -             -    1,538,825            -      1,538,825
                                    ------   --------    ----------  -----------   ----------    -----------

Balances, December 31, 1993         35,981    359,810     3,641,242    8,524,946            -     12,525,998

Net unrealized appreciation at
 January 1, 1994 on securities
 available-for-sale, net of taxes        -          -             -            -      255,031        255,031

Net income, year ended
 December 31, 1994                       -          -             -    2,273,556            -      2,273,556

Net change in unrealized appre-
 ciation (losses) on securities
 available-for-sale, net of taxes        -          -             -            -     (616,932)      (616,932)
                                    ------   --------    ----------  -----------   ----------    -----------

Balances, December 31, 1994         35,981    359,810     3,641,242   10,798,502     (361,901)    14,437,653

Net income, period ended
 March 31, 1995 (unaudited)              -          -             -      694,263            -        694,263

Net change in unrealized
 appreciation on securities
 available-for-sale, net of taxes        -          -             -            -       80,132         80,132
                                    ------   --------    ----------  -----------   ----------    -----------

Balances, March 31, 1995
 (unaudited)                        35,981   $359,810    $3,641,242  $11,492,765   $ (281,769)   $15,212,048
                                    ======   ========    ==========  ===========   ==========    ===========

The accompanying notes are an integral part of these consolidated financial statements

                                   SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY
                                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               THREE MONTHS ENDED
                                                    MARCH 31,             YEARS ENDED DECEMBER 31,
                                               ------------------    ------------------------------------
                                                1995        1994        1994         1993         1992
                                                ----        ----        ----         ----         ----
                                                   (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
 Net income                                  $  694,263   $ 375,926  $ 2,273,556  $ 1,538,825   $ 1,237,397
 Adjustments to reconcile net income to
  net cash provided by operating activities:
   Depreciation                                  35,473      39,825      186,272      165,088       159,650
   Amortization                                   2,294       2,294        9,176        9,176         9,176
   Donation of property                               -           -       17,696            -             -
   Provision for loan losses                          -           -            -            -       155,000
   Premiums and discounts on
    investment securities                        (2,070)      5,493        7,856      225,779       353,974
   Minority interests in net income
    of consolidated subsidiaries                      -           -            -            -        17,676
   Gain on sale of equipment                          -        (142)        (142)      (1,557)            -
   Gain on sale of repossessions                   (150)          -         (327)        (286)         (555)
   Gain on sale of other real estate                  -           -      (31,555)      (1,611)       (3,927)
   Gain on sale of investment securities              -           -      (35,584)           -       (10,101)
   Write down of other real estate                    -           -            -       13,222             -
   Net change in operating accounts:
   Accrued interest receivable - investments     34,716      90,642      (34,506)     144,277       398,679
   Accrued interest receivable - loans         (106,726)    (49,000)    (178,131)     (19,241)      116,644
   Prepaid expenses                             (80,192)    (68,886)       6,891       (9,383)        7,365
   Other assets                                  (1,168)      1,367       21,901       (9,401)       (1,437)
   Unearned interest on loans                    (5,435)      4,599        3,959          898       (16,776)
   Accounts payable and accrued expenses         (2,281)     17,513      (76,546)      76,610        36,800
   Accrued interest payable                     120,328     (23,640)      79,890     (101,837)     (433,713)
   Income taxes payable                         236,085     121,214       56,686          693       (29,765)
   Deferred income taxes                              -           -     (128,235)           -             -
                                             ----------  ----------  -----------  -----------   -----------
     Net cash provided by operating
       activities                               925,137     517,205    2,178,857    2,031,252     1,996,087
                                             ----------  ----------  -----------  -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Net decrease (increase) in interest-bearing
  deposits with banks                           561,575    (159,973)   2,957,350     (918,736)   10,117,260
 Purchases of property and equipment            (31,691)    (15,271)    (517,362)    (119,187)     (147,194)
 Proceeds from sale of property & equipment           -       2,800        2,800        4,000             -
 Purchases of investment securities
  held-for-investment                                 -           -            -  (20,690,101)  (23,850,080)
 Purchases of investment securities
  available-for-sale                           (450,000) (2,872,812) (11,062,023)           -             -
 Proceeds from sales of investment
  securities held-for-investment                      -           -            -            -       784,213
 Proceeds from sales of investment
  securities available-for-sale                       -           -    1,741,944            -             -
 Proceeds from maturities of investment
  securities held-for-investment                      -           -            -   24,716,912    35,549,909
 Proceeds from maturities of investment
  securities available-for-sale                 664,568   2,726,621    5,579,700            -             -
 Net decrease (increase) in federal
  funds sold                                 (3,675,000)   (300,000)   4,100,000    8,125,000   (13,975,000)
 Net increase in loans                         (347,485) (1,814,868)  (7,576,201) (16,973,104)  (11,268,353)
 Proceeds from sales of other real estate        22,700       1,203       69,331       61,896       206,065
 Proceeds from sales of repossessions             3,175       3,800        5,470       15,047         9,411
                                             ----------  ----------  -----------  -----------   -----------
   Net cash used for investing activities    (3,252,158) (2,428,500)  (4,698,991)  (5,778,273)   (2,573,769)
                                             ----------  ----------  -----------  -----------   -----------

                                    F - 5

                                               THREE MONTHS ENDED
                                                    MARCH 31,             YEARS ENDED DECEMBER 31,
                                               ------------------    ------------------------------------
                                                1995        1994        1994         1993         1992
                                                ----        ----        ----         ----         ----
                                                   (UNAUDITED)
CASH FLOWS FROM FINANCING ACTIVITIES:
 Net increase in demand deposits
  and savings accounts                       $  615,868  $1,398,991  $  482,861   $ 9,200,093   $ 14,998,398
 Net increase (decrease) in
  time deposits                               2,787,478    (989,492)  2,137,090    (6,898,458)   (16,085,532)
 Net increase (decrease) in securities
  sold under repurchase agreements            1,016,637     990,599  (1,029,344)     (664,201)     1,020,094
 Repayment of long-term debt                   (540,729)   (537,866)   (655,695)     (443,242)      (277,000)
 Repayment of short-term debt                         -           -           -      (600,000)             -
 Proceeds from borrowings                             -           -           -     4,000,000      1,850,000
 Proceeds from issuance of
  common stock                                        -           -           -       100,000        282,604
 Redemption of common stock                           -           -           -             -         (1,971)
 Dividends paid to minority interests                 -           -           -             -        (11,380)
                                             ----------  ----------  ----------   -----------   ------------
   Net cash provided from
    financing activities                      3,879,254     862,232     934,912     4,694,192      1,775,213
                                             ----------  ----------  ----------   -----------   ------------

NET INCREASE (DECREASE) IN
 CASH AND CASH EQUIVALENTS                    1,552,233  (1,049,063) (1,585,222)      947,171      1,197,531

Cash and cash equivalents -
 beginning of period                          5,561,099   7,146,321   7,146,321     6,199,150      5,001,619
                                             ----------  ----------  ----------   -----------   ------------

CASH AND CASH EQUIVALENTS -
 END OF PERIOD                               $7,113,332  $6,097,258  $5,561,099   $ 7,146,321   $  6,199,150
                                             ==========  ==========  ==========   ===========   ============



SUPPLEMENTAL DISCLOSURES OF
 CASH FLOW INFORMATION:

 Cash paid during the year for:
   Interest                                  $1,443,980  $1,240,171  $5,124,886   $ 5,001,403   $  6,787,122
   Income taxes                                 126,341      93,904   1,135,464       778,269        705,314



SUPPLEMENTAL SCHEDULE OF NONCASH
 INVESTING AND FINANCING ACTIVITIES:

 Loans, other real estate and
  repossessions charged off to reserve       $    3,000  $    3,595  $   55,315   $    45,240   $    137,611
 Loans transferred to other
  real estate and repossessions                  41,663       4,268      67,792        42,607        234,496
 Repossessions and other real
  estate transferred to fixed assets                  -       1,797       3,000         5,823          6,500
 Company stock issued for 6.05%
  interest in subsidiary                              -           -           -             -        193,354

The accompanying notes are an integral part of these consolidated financial statements

             SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
    --------------------------------------------------------

    NATURE OF BUSINESS - Southwest Bancshares, Inc. (the Company) is the parent company for Southwest Bank, a wholly-owned subsidiary of the Company. The subsidiary's principal operation is commercial banking. The Company is also engaged in the sale of insurance.

    PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of the Company and its subsidiary as described above. All significant inter-company transactions and balances have been eliminated in consolidation.

    CONSOLIDATED STATEMENTS OF CASH FLOWS - For purposes of the consolidated statements of cash flows, cash consists of cash on hand and deposits with other financial institutions which are unrestricted as to withdrawal or use. Cash equivalents include highly-liquid instruments with an original maturity of three months or less.

    MERGER - The assets, liabilities and equity for four subsidiaries, formerly Southwest Bank of Polk County,
         Southwest Bank of Hickory County, Southwest Bank of
         Buffalo and Southwest Bank, NA, were merged on December
         23, 1992, to form Southwest Bank.

    INVESTMENT SECURITIES - During the year ended December 31,
         1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, which established three classifications of investment securities: held-to-maturity, trading and available-for-sale. Trading securities are acquired principally for the purpose of near term sales. Such securities are reported at fair value and unrealized gains and losses are included in income. Securities which are designated as held-to-maturity are designated as such because the investor has the ability and intent to hold these securities to maturity. Such securities are reported at amortized cost.

         All other securities are designated as available-for-sale, a designation which provides the investor with certain flexibility in managing its investment portfolio. Such securities are reported at fair value; net unrealized gains and losses are excluded from income and reported net of applicable income taxes as a separate component of stockholders' equity. Gains or losses on sales of securities are recognized in operations at the time of sale and are determined by the difference between the net sales proceeds and the cost of the securities using the specific identification method, adjusted for any unamortized premiums or discounts. Premiums or discounts are amortized or accreted to income using the interest method over the period to maturity.

         In adopting SFAS No. 115, the Company modified its accounting policies and designated its securities in accordance with the three classifications. The net unrealized losses have been reported as a separate component of stockholders' equity. At December 31, 1994, the Company had no securities designated as trading or held-to-maturity securities.

         For the years ended December 31, 1993 and 1992, the Company has presented all investment securities as being held-for-investment in the consolidated statements of financial condition and cash flows.

             SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)
    --------------------------------------------------------------------

    LOANS AND ALLOWANCE FOR CREDIT LOSSES - Loans are stated at the amount of unpaid principal, reduced by unearned discounts and an allowance for credit losses. Unearned discounts on installment loans are recognized as income over the terms of the loans by the interest method. Interest on other loans is calculated by using the simple interest method on daily balances of the principal amount outstanding. The allowance for credit losses is established through a provision for credit losses charged to expense. Loans are charged against the allowance for credit losses when management believes that the collectability of principal is unlikely. The allowance is an amount that management believes will be adequate to absorb possible losses, based on evaluations of the collectability of credits and prior loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the credits, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrowers' ability to pay. Accrual of interest is discontinued on loans when management believes, after considering economic and business conditions and collection efforts, that the borrowers' financial condition is such that collection of interest is doubtful.

    REAL ESTATE ACQUIRED IN SETTLEMENT OF LOANS - Real estate acquired in settlement of loans is carried at the lower of the balance of the related loan at the time of foreclosure or net realizable value.

    LOAN ORIGINATION FEES - The subsidiary credits fees for originating loans to income at the time a loan is closed, and charges direct loan origination costs to expense in the period they are incurred. The amortization of loan origination fees charged by the subsidiary would approximate the amortized direct costs of underwriting and closing loans. As a result, the items to which SFAS No. 91, Accounting for Nonrefundable Fees and Costs Associated With Originating or Acquiring Loans and Initial Direct Costs of Leases apply are immaterial to the Company's financial statements, and the provisions of SFAS No. 91 have not been adopted.

    NET INCOME PER SHARE OF COMMON STOCK - Net income per share of common stock is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period.

    PROPERTY AND EQUIPMENT AND RELATED DEPRECIATION - Property and equipment has been stated at cost. Depreciation has been principally computed by applying the following methods and estimated lives:

                  CATEGORY                   ESTIMATED LIFE           METHOD
     ------------------------------------    --------------      -----------------

     Automobiles                             5 years             Straight-line and
                                                                 declining-balance
     Furniture, fixtures and equipment       5-10 years          Straight-line and
                                                                 declining-balance
     Buildings and leasehold improvements    15-40 years         Straight-line and
                                                                 declining-balance

    GOODWILL - Goodwill represents the excess cost of an acquired financial institution over the fair value of its net assets at date of acquisition, and is being amortized on the straight-line method over ten years. Amortization expense charged to operations for 1994, 1993 and 1992 was $9,176 per year; accumulated amortization at December 31, 1994 and 1993 was $73,408 and $64,232, respectively.

             SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)
    --------------------------------------------------------------------

    INCOME TAXES - The Company files a consolidated federal income tax return with its wholly-owned subsidiary. The income tax effect of timing differences in reporting transactions for financial reporting and income tax purposes is reflected in the financial statements as deferred income taxes.

         During the year ended December 31, 1992, the Company adopted SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, income taxes are accounted for under the asset and liability method. Under this method, deferred income taxes are recognized for temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

    OFF BALANCE SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business the subsidiary has entered into off balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

    FAIR VALUES OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

         Cash and short-term investments - The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

         Investment securities - Fair values for investment securities are based on quoted market prices.

         Loans receivable - For variable-rate mortgage loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value for all other loans is estimated using discounted cash flow analyses, utilizing interest rates currently being offered for loans with similar terms. The carrying amount of accrued interest approximates its fair value.

         Off balance sheet financial instruments - The fair values of commitments to extend credit and standby letters of credit could not be reasonably estimated. Adequate information about effective interest rates and maturity periods was not available.

         Deposit liabilities - The fair value of demand deposits, savings accounts, and money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

             SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(1) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)
    --------------------------------------------------------------------

         Short-term borrowings - The carrying amounts of federal funds purchased, borrowings under repurchase agreements, and other short-term borrowings approximate their fair values. Fair values of other short-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

         Long-term borrowings - The fair values of the Company's long-term debt at December 31, 1994, are estimated using discounted cash flow analyses based on the Company's borrowing arrangements. At December 31, 1993, the carrying amount approximates its fair values.

    UNAUDITED FINANCIAL STATEMENTS - Information at March 31,
         1995, and for the three months ended March 31, 1995 and 1994, is unaudited. In the opinion of management, the unaudited consolidated financial statements contain all adjustments (none of which were other than normal recurring entries) necessary for a fair presentation of the results of operations for the interim periods.

    NEW ACCOUNTING STANDARDS - In October 1994, FASB issued SFAS
         119, "Disclosure About Derivative Financial Instruments and Fair Value of Financial Instruments." The adoption of SFAS 119 is required for fiscal years ending after December 15, 1994. The statement requires disclosures about derivative financial instruments and other financial instruments with similar characteristics that are not subject to SFAS 105, "Disclosure of Information About Financial Instruments with Off-Balance Sheet Risk and Financial Instruments with Concentrations of Credit Risk." The Company does not hold any derivative financial instruments for which disclosure would be required under SFAS 119.

         In May 1993, the FASB issued SFAS 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS 118, which was issued in October 1994. The Statement requires impaired loans to be measured based on the present value of expected future cash flows discounted at the loan's effective interest rate. The adoption of SFAS 114, required in 1995, is not expected to have a material impact on Southwest's financial condition or results of operations.

    RECLASSIFICATION - Certain accounts in the prior year financial statements have been reclassified for comparative purposes to conform with the presentation in the current year financial statements.

             SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

(2) INVESTMENT SECURITIES
    ---------------------

    Investment securities as shown in the consolidated balance sheets at December 31 were as follows:

                                              Amortized    Unrealized   Unrealized       Market
                                                 Cost         Gains       Losses         Value
                                             ------------  -----------  -----------   ------------
      Securities Available-for-Sale
        December 31, 1994:
         U.S. government & agency securities $ 34,076,627   $    2,500   $  734,170   $ 33,344,957
         State and municipal securities         1,240,001       16,231       14,879      1,241,353
         Other securities                       1,009,300      155,875           --      1,165,175
                                             ------------   ----------   ----------   ------------
            Total                            $ 36,325,928   $  174,606   $  749,049   $ 35,751,485
                                             ============   ==========   ==========   ============

      Securities Held-for-Investment
        December 31, 1993:
         U.S. government & agency securities $ 30,432,923   $  178,457   $   25,931   $ 30,585,449
         State and municipal securities         1,115,600       38,575          788      1,153,387
         Other securities                       1,009,300      214,498           --      1,223,798
                                             ------------   ----------   ----------   ------------
            Total                            $ 32,557,823   $  431,530   $   26,719   $ 32,962,634
                                             ============   ==========   ==========   ============

    Investment securities with original costs of $29,323,808 and $28,038,526 and market values of $28,693,240 and $28,092,018 for 1994 and 1993, respectively, were pledged to secure public deposits and for other purposes required or permitted by law. Other securities consist of marketable equity securities with original costs of $1,009,300 and $1,009,300 and market values of $1,165,175 and $1,223,798 at December 31, 1994 and 1993,
    respectively.

    Gross realized gains on sales of U. S. Government and agency securities totaled $35,584 for 1994 and $10,101 for 1992.
    Income taxes relating to these gains totaled $13,200 for 1994 and $3,700 for 1992.

    The maturities of investment securities at December 31, 1994, were as follows:

                                                  AMORTIZED          MARKET
                                                     COST            VALUE
                                                ------------     ------------

          Due in one year or less               $ 14,169,073     $ 13,976,703
          Due from one to five years              20,554,167       20,041,254
          Due from five to ten years                 575,000          550,666
          Due after ten years                         18,388           17,687
          Marketable equity securities             1,009,300        1,165,175
                                                ------------     ------------
                                                $ 36,325,928     $ 35,751,485
                                                ============     ============

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(3)  PROPERTY AND EQUIPMENT
     ----------------------

                                   1994                               1993
                   -----------------------------------  ----------------------------------
                                 Accum.                               Accum.
      Category         Cost      Deprec.         Net        Cost      Deprec.       Net
   -------------   ----------  ----------   ----------  ----------  ----------  ----------
   Land            $  656,340  $       --   $  656,340  $  234,893  $       --  $  234,893
   Buildings and
    improvements    1,990,723     927,988    1,062,735   1,938,847     855,682   1,083,165
   Equipment        1,572,654   1,329,581      243,073   1,549,382   1,219,028     330,354
                   ----------  ----------   ----------  ----------  ----------  ----------
                   $4,219,717  $2,257,569   $1,962,148  $3,723,122  $2,074,710  $1,648,412
                   ==========  ==========   ==========  ==========  ==========  ==========

    Depreciation expense amounted to $186,272, $165,088 and $159,650 for the years ended December 31, 1994, 1993 and 1992, respectively.

(4) LOANS
    -----

    The components of loans in the consolidated balance sheets were as follows:

                                                        1994             1993
                                                  ---------------   ---------------
   Commercial, financial and other                $    10,965,614   $    14,571,746
   Agricultural                                         2,893,052         3,227,785
   Real estate:
      Mortgage - residential (1-4 family)              41,624,671        37,020,464
      Mortgage - commercial and multi-family           48,982,593        41,747,323
      Construction                                      6,304,613         6,589,243
      Agricultural - real estate                        9,348,841         8,972,934
   Consumer                                             6,362,540         6,857,842
                                                  ---------------   ---------------
      Total loans                                 $   126,481,924   $   118,987,337
                                                  ===============   ===============

   Changes in the reserve for credit losses were as follows:

                                                   1994            1993           1992
                                              -------------   -------------   -------------
   Balances, beginning of year                $   1,103,048   $   1,117,599   $   1,062,775
      Provision charged to operations                    --              --         155,000
      Loans charged off                             (55,315)        (45,240)       (137,611)
      Recoveries                                     45,052          30,689          37,435
                                              -------------   -------------   -------------
   Balances, end of year                      $   1,092,785   $   1,103,048   $   1,117,599
                                              =============   =============   =============

    The estimated market value of loans was $124,892,393 and $118,022,802 at December 31, 1994 and 1993, respectively.

    The Company's subsidiary primarily grants real estate and commercial loans to customers throughout southwest Missouri. The loans are typically secured by real estate or personal property.

(5) TIME DEPOSITS
    -------------

    The aggregate amount of jumbo certificates of deposit with a minimum denomination of $100,000 was $11,945,000 and $11,651,115 at December 31, 1994 and 1993, respectively.

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(5) TIME DEPOSITS (CONTINUED)
    -------------------------

    The estimated market value of time deposits was $64,064,632 and $62,606,321 at December 31, 1994 and 1993, respectively.

(6) INCOME TAXES
    ------------

    The provision for income tax expense for the years ended December 31 are as follows:

                                                  1994            1993             1992
                                             -------------    ------------     ------------
   Currently payable:
      Federal                                $   1,045,986    $    711,635     $    606,708
      State                                        146,334          74,461           64,053
                                             -------------    ------------     ------------
                                                 1,192,320         786,096          670,761
   Deferred                                       (128,237)             --               --
                                             -------------    ------------     ------------
                                             $   1,064,083    $    786,096     $    670,761
                                             =============    ============     ============

   The provision for income taxes differs from that computed by applying the federal statutory rate of 34% in 1994, 1993 and 1992, as indicated
   in the following analysis:
                                                            1994          1993          1992
                                                        ------------   ----------    ----------
   Tax based on statutory rate                          $  1,134,797   $  790,473    $  648,774
   Effect of:
      Tax-exempt income                                      (34,995)     (40,076)      (51,725)
      Credit loss provisions                                      --       (4,947)       38,671
      Dividends received deduction                            (3,157)      (3,079)       (3,010)
      Interest and other nondeductible expenses               17,702       26,263        13,910
      Other (net)                                             (1,589)     (22,955)      (18,938)
      Recognition of net deferred tax benefits
          related to prior years timing differences         (133,235)          --            --
      Provision for state taxes - net of
          federal tax benefit                                 84,560       40,417        43,079
                                                        ------------   ----------    ----------

                                                        $  1,064,083   $  786,096    $  670,761
                                                        ============   ==========    ==========

    The components of deferred tax assets and liabilities as of December
    31, 1994, consisted of:

   Deferred tax assets:
      Reserve for loan losses                               $   404,330
      Unrealized losses on
         securities available-for-sale                          270,218
                                                            -----------
         Total gross deferred tax benefits                      674,548
                                                            -----------

   Deferred tax liabilities:
      Bad debt reserve for tax purposes                         200,870
      Federal Home Loan Bank stock dividends                     34,040
      Unrealized gains on securities available-for-sale          57,674
      Tax depreciation in excess of book depreciation            24,811
      Deferred loan fees                                          4,098
      Deferred accretion on investment securities                 3,314
      Other                                                       8,962
                                                            -----------
         Total gross deferred tax liabilities                   333,769
                                                            -----------
         Net deferred tax benefits                          $   340,779
                                                            ===========

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(7) LONG-TERM DEBT
    --------------

    Long-term debt consists of the following:
                                                                     1994           1993
                                                                 -----------    ------------
   Advances from the Federal Home Loan Bank of Des Moines,
      secured by Federal Home Loan Bank stock, loans, invest-
      ment securities and deposit accounts of the subsidiary,
      with the following interest rates, repayment terms and
      maturity dates:

      5.8%, interest payable monthly, matures January 1995       $    500,000   $    500,000

      6.75%, interest payable monthly, matures January 1997           500,000        500,000

      6.08%, interest payable monthly, matures August 1997            250,000        250,000

      5.495%, principal and interest payable monthly, matures
         July 1998                                                    946,009        984,709

      5.00%, principal and interest payable monthly, matures
         September 1998                                             1,903,370      1,981,366

      5.356%, principal and interest payable monthly, matures
         September 2000                                               951,684        990,683

      Prime (floating) note to Mercantile Bank of St. Louis
         National Association, interest payable quarterly,
         principal payable in annual installments, matures
         January 1995, secured by the common stock of the
         subsidiary                                                 1,500,000      2,000,000

      Less debt maturing within one year                           (2,167,400)      (355,700)
                                                                 ------------   ------------

         Noncurrent portion of long-term debt                    $  4,383,663   $  6,851,058
                                                                 ------------   ------------

    Under terms of the loan agreement with Mercantile Bank of St. Louis, the Company and subsidiary are required to maintain certain ratios and capital levels, the more important of which are as follows:

    - Maintain, on a consolidated basis, an equity capital base of at least 5 percent of total assets.

    - Maintain total equity capital, on a consolidated basis, of not less than $8,800,000.

    - Cause the subsidiary to maintain a ratio of net income to average total assets for each calendar year of at least .6 percent.

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(7) LONG-TERM DEBT (CONTINUED)
    --------------------------

    Additional provisions restrict expenditures for the purchase of the Company's stock, the creation of liens on certain property, and the creation, incurrence or assumption of debt.

    Maturities of long-term debt are as follows:

                        1995             $2,167,400
                        1996                180,100
                        1997                943,700
                        1998              2,495,700
                        1999                 56,000
                        Later years         708,163
                                         ----------
                                         $6,551,063
                                         ==========

    The estimated market value of debt was $6,138,896 at December 31, 1994.

(8) LEASES
    ------

    The subsidiary of the Company leases space for two main branch facilities from two entities which are related to the Company through common control and ownership. One branch is leased under a ten-year operating lease, expiring October 14, 2004, with a monthly rental of $5,035. A second branch is leased under a five-year operating lease expiring October 1, 1995, with renewal terms of three and five years, and monthly rental of $3,413. Rent expense, inclusive of the above amounts paid to related parties, was $101,397, $101,517 and $101,816 for the years ended December 31, 1994, 1993 and 1992, respectively.

    The future minimum lease payments under noncancelable operating leases at December 31, 1994, are as follows:

                        1995              $ 91,130
                        1996                60,417
                        1997                60,417
                        1998                60,417
                        1999                60,417
                                          --------
                                          $332,798
                                          ========

(9) DEFERRED COMPENSATION PLAN
    --------------------------

    The Company has established a deferred compensation plan under Section 401(k) of the Internal Revenue Code. The Plan covers all employees that meet minimum age requirements at the start of employment. The Company matches fifty cents for each dollar of eligible employee contributions, up to a maximum of three percent of an employee's total salary. Employee contributions may not exceed eight percent of their salary. Additional contributions can be made by the Company at the discretion of the Board of Directors. Contributions by the Company to the Plan for the years ended December 31, 1994, 1993 and 1992, amounted to $123,394, $68,511 and $28,430, respectively.

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(10) RELATED-PARTY TRANSACTIONS
     --------------------------

    In the ordinary course of business, the subsidiary makes loans to its directors and policy-making officers on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other customers. Loans outstanding, both direct and indirect, to directors and policy-making officers of the subsidiary was as follows:

                         YEAR ENDED DECEMBER 31, 1994
                         ----------------------------

                    Beginning balance             $  847,568
                    Originations and advances        649,650
                    Principal payments               811,222
                                                  ----------

                    Ending Balance                $  685,996
                                                  ==========

(11) CONTINGENT LIABILITIES AND COMMITMENTS
     --------------------------------------

    The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of business and which involve elements of credit risk, interest rate risk and liquidity risk. These commitments and contingent liabilities are standby letters of credit. A summary of the Bank's commitments and contingent liabilities at December 31, 1994, is as follows:

         Standby letters of credit            $1,088,975
                                              ==========

    Commitments for standby letters of credit include exposure to some credit loss in the event of nonperformance of the customer. The subsidiary's credit policies and procedures for credit commitment and financial guarantees are the same as those for extension of credit that are recorded on the consolidated statements of condition.
    Because these instruments have fixed maturity dates, and because many of them expire without being drawn upon, they do not generally present any significant liquidity risk.

(12) REGULATORY MATTERS
     ------------------

    The subsidiary is required to maintain minimum amounts of capital to total "risk weighted" assets, as defined by the banking regulators.
    At December 31, 1994, the subsidiary is required to have minimum Tier
    1 and total capital ratios of 4.00% and 8.00%, respectively. The actual ratios are as follows:

                                                TIER 1    TOTAL CAPITAL   LEVERAGE
                                                ------    -------------   --------
            Southwest Bank                      13.86%       14.82%         9.01%
            Southwest Bancshares, Inc.          12.80        13.76          8.22

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(13) SHORT-TERM BORROWINGS
     ---------------------

    Securities sold under agreements to repurchase will mature during 1995. Other borrowed funds consist of treasury tax and loan deposits which generally mature within 1 to 120 days from the transaction date.

(14) ACQUISITION
     -----------

    On September 18, 1992, the Company issued 667 shares of common stock in exchange for 6,049 shares of common stock of Southwest Bank of Hickory County. This transaction made Southwest Bank of Hickory County a wholly-owned subsidiary of the Company. The book value of the subsidiary's stock acquired by the Company was $193,354.

(15) CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY
     -----------------------------------------------------

    Following is condensed financial information of the Company as of December 31, 1994 and 1993, and for the years ended December 31, 1994,
    1993 and 1992:


                              CONDENSED BALANCE SHEETS
                                 PARENT COMPANY ONLY

                               DECEMBER 31, 1994 AND 1993

                                                                1994           1993
                                                            ------------   ------------
         ASSETS
         ------
      Cash and cash equivalents                             $     98,985   $    216,722
      Due from subsidiary                                        135,860         21,709
      Investment in subsidiary                                15,306,116     13,870,510
      Property and equipment                                      63,444         74,939
      Other assets                                               576,348        431,548
                                                            ------------   ------------

         Total assets                                       $ 16,180,753   $ 14,615,428
                                                            ============   ============

      LIABILITIES AND STOCKHOLDERS' EQUITY
      ------------------------------------
      Notes payable                                         $  1,500,000   $  2,000,000
      Other liabilities                                          243,100         89,430
                                                            ------------   ------------
         Total liabilities                                     1,743,100      2,089,430

      Stockholders' equity                                    14,437,653     12,525,998
                                                            ------------   ------------

         Total liabilities and stockholders' equity         $ 16,180,753   $ 14,615,428
                                                            ============   ============

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992

(15) CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)
     -----------------------------------------------------------------

                                  CONDENSED STATEMENTS OF INCOME
                                        PARENT COMPANY ONLY

                           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

                                                  1994        1993        1992
                                              ----------- ----------- ------------
      INCOME:
         Commissions and premiums
            (net of refunds)                  $   101,586 $   107,366 $    101,662
         Other                                     56,351      56,476       62,382
                                              ----------- ----------- ------------
            Total income                          157,937     163,842      164,044
                                              ----------- ----------- ------------


      EXPENSES:
         Salaries and employee benefits           243,755     231,706      202,117
         Net occupancy and
            equipment expense                      21,118      19,310       45,684
         Interest                                 109,176     123,461      151,423
         Premiums                                  54,281      64,847       64,027
         Professional fees                             --      36,285       55,340
         Commissions                               19,364      34,339        7,464
         Other                                     60,860      60,301       48,177
                                              ----------- ----------- ------------
            Total expenses                        508,554     570,249      574,232
                                              ----------- ----------- ------------

      EQUITY IN EARNINGS OF SUBSIDIARY          2,495,708   1,793,857    1,510,073
                                              ----------- ----------- ------------

         Net income before income taxes         2,145,091   1,387,450    1,099,885
      Income tax benefits                         128,465     151,375      137,512
                                              ----------- ----------- ------------

         NET INCOME                           $ 2,273,556 $ 1,538,825 $  1,237,397
                                              =========== =========== ============

                SOUTHWEST BANCSHARES, INC. AND SUBSIDIARY

                NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                YEARS ENDED DECEMBER 31, 1994 1993 AND 1992


(15) CONDENSED FINANCIAL INFORMATION - PARENT COMPANY ONLY (CONTINUED)
     -----------------------------------------------------------------

                                CONDENSED STATEMENTS OF CASH FLOWS
                                        PARENT COMPANY ONLY

                           YEARS ENDED DECEMBER 31, 1994, 1993 AND 1992

      CASH FLOWS FROM OPERATING ACTIVITIES:
         Net income                                          2,273,556    1,538,825    1,237,397
         Adjustments to reconcile net income to
            net cash used in operating activities:
            Depreciation and amortization                       20,671       20,648       12,717
            Equity in earnings of subsidiary                (2,495,708)  (1,793,857)  (1,510,073)
            Due from/to subsidiary                            (114,151)     (31,843)      57,717
            Other                                               97,895       38,096      (15,696)
                                                           -----------  -----------  -----------
            Net cash used for operating activities            (217,737)    (228,131)    (217,938)
                                                           -----------  -----------  -----------

      CASH FLOWS FROM INVESTING ACTIVITIES:
         Purchase of property and equipment                         --       (3,885)     (76,279)
         Dividends received from subsidiary                    600,000      400,000      476,620
         Purchase of subsidiary stock                               --           --         (371)
                                                           -----------  -----------  -----------
            Net cash provided from
               investing activities                            600,000      396,115      399,970

      CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from issuance of common stock                         -      100,000      282,604
      Repayment of long-term debt                             (500,000)    (400,000)    (277,000)
      Repurchase of directors' stock                                --           --       (1,600)
                                                           -----------  -----------  -----------
         Net cash provided from (used for)
            financing activities                              (500,000)    (300,000)       4,004
                                                           -----------  -----------  -----------

      NET INCREASE (DECREASE) IN CASH
         AND CASH EQUIVALENTS                                (117,737)    (132,016)      186,036
      Cash and cash equivalents - beginning of year            216,722      348,738      162,702
                                                           -----------  -----------  -----------

      CASH AND CASH EQUIVALENTS - END OF YEAR              $    98,985  $   216,722  $   348,738
                                                           ===========  ===========  ===========

(16) AGREEMENT AND PLAN OF REORGANIZATION
     ------------------------------------

    On January 27, 1995, the Company signed a definitive agreement to merge with Ameribanc, Inc., a wholly owned subsidiary of Mercantile Bancorporation Inc. Terms of the agreement call for the exchange of
    18.7599 shares of Mercantile Bancorporation Inc. common stock for each share of the Company's common stock. The transaction is expected to be accounted for as a pooling of interests. The merger is subject to approval of the appropriate regulatory authorities and the stockholders of the Company.

                                 ANNEX A
                                 -------



          Following is the text of the statutory appraisal right as set forth at Section 351.455 of The General and Business Corporation Law of
Missouri:

          351.455 SHAREHOLDER WHO OBJECTS TO MERGER MAY DEMAND VALUE OF SHARES, WHEN.--1. If a shareholder of a corporation which is a party to a merger or consolidation shall file with such corporation, prior to or at the meeting of shareholders at which the plan of merger or consolidation is submitted to a vote, a written objection to such plan of merger or consolidation, and shall not vote in favor thereof, and such shareholder, within twenty days after the merger or consolidation is effected, shall make written demand on the surviving or new corporation for payment of the fair value of his shares as of the day prior to the date on which the vote was taken approving the merger or consolidation, the surviving or new corporation shall pay to such shareholder, upon surrender of his certificate or certificates representing said shares, the fair value thereof. Such demand shall state the number and class of the shares owned by such dissenting shareholder. Any shareholder failing to make demand within the twenty day period shall be conclusively presumed to have consented to the merger or consolidation and shall be bound by the terms thereof.

          2. If within thirty days after the date on which such merger or consolidation was effected the value of such shares is agreed upon between the dissenting shareholder and the surviving or new corporation, payment therefor shall be made within ninety days after the date on which such merger or consolidation was effected, upon the surrender of his certificate or certificates representing said shares. Upon payment of the agreed value the dissenting shareholder shall cease to have any interest in such shares or in the corporation.

          3. If within such period of thirty days the shareholder and the surviving or new corporation do not so agree, then the dissenting shareholder may, within sixty days after the expiration of the thirty day period, file a petition in any court of competent jurisdiction within the county in which the registered office of the surviving or new corporation is situated, asking for a finding and determination of the fair value of such shares, and shall be entitled to judgment against the surviving or new corporation for the amount of such fair value as of the day prior to the date on which such vote was taken approving such merger or consolidation, together with interest thereon to the date of such judgment. The judgment shall be payable only upon and simultaneously with the surrender to the surviving or new corporation of the certificate or certificates representing said shares. Upon the payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares, or in the surviving or new corporation. Such shares may be held and disposed of by the surviving or new corporation as it may see fit. Unless the dissenting shareholder shall file such petition within the time herein limited, such shareholder and all persons claiming under him shall be conclusively presumed to have approved and ratified the merger or consolidation, and shall be bound by the terms thereof.

          4. The right of a dissenting shareholder to be paid the fair value of his shares as herein provided shall cease if and when the corporation shall abandon the merger or consolidation.

PROXY                  SOUTHWEST BANCSHARES, INC.
                      102 SOUTH SPRINGFIELD STREET
                         BOLIVAR, MISSOURI 65613

FOR THE SPECIAL MEETING OF SHAREHOLDERS TO BE HELD -----------------, 1995

            THIS PROXY IS SOLICITED BY THE BOARD OF DIRECTORS

    The undersigned shareholder(s) of SOUTHWEST BANCSHARES, INC. ("Southwest"), does hereby nominate, constitute and appoint
- ----------------------- and -----------------------, or each of them (with full power to act alone), true and lawful attorney(s), with full power of substitution, for the undersigned and in the name, place and stead of the undersigned to vote all of the shares of Common Stock, $10.00 par value, of Southwest standing in the name of the undersigned on its books at the close of business on ------------------, 1995 at the Special Meeting of Shareholders to be held at ------------------------,
- ---------------------------, Bolivar, Missouri, on -----------------, 1995,
at --:00 -.m. Central Time, and at any adjournments or postponements thereof, with all the powers the undersigned would possess if personally present, as follows:

    1. To consider and vote upon the adoption and approval of the Agreement and Plan of Merger dated January 27, 1995 (the "Merger Agreement"), pursuant to which Southwest will be merged with and into a wholly owned subsidiary of Mercantile Bancorporation Inc. ("MBI") and whereby, upon consummation of the merger, all shares of Southwest Common Stock will be converted into an aggregate of up to 675,000 shares of MBI Common Stock, as set forth in detail in the Merger Agreement.

                   / / for     / / against   / / abstain

    2. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

                                              (Continued on Reverse Side)


    THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER(S). IF NO DIRECTION IS GIVEN HEREIN, THIS PROXY WILL BE VOTED "FOR" THE PROPOSAL LISTED ABOVE.

Dated:  ---------------



                                   --------------------------------------------
                                   Signature of Shareholder



                                   --------------------------------------------
                                   Signature of Shareholder

          When signing as an attorney, executor, administrator, trustee or guardian, please give full title. If more than one person holds the power to vote the same shares, all must sign. All joint owners must sign.


PLEASE MARK, DATE, SIGN AND RETURN THIS PROXY PROMPTLY USING THE ENCLOSED ENVELOPE.

                                 PART II

               INFORMATION NOT REQUIRED IN THE PROSPECTUS
               ------------------------------------------

Item 20.  Indemnification of Officers and Directors
- ---------------------------------------------------

          Sections 351.355(1) and (2) of The General and Business Corporation Law of the State of Missouri provide that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of an action or suit by or in the right of the corporation, the corporation may not indemnify such persons against judgments and fines and no person shall be indemnified as to any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that such person is fairly and reasonably entitled to indemnity for proper expenses. Section 351.355(3) provides that, to the extent that a director, officer, employee or agent of the corporation has been successful in the defense of any such action, suit or proceeding or any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys' fees, actually and reasonably incurred in connection with such action, suit or proceeding. Section 351.355(7) provides that a corporation may provide additional indemnification to any person indemnifiable under subsection (1) or (2), provided such additional indemnification is authorized by the corporation's articles of incorporation or an amendment thereto or by a shareholder-approved bylaw or agreement, and provided further that no person shall thereby be indemnified against conduct which was finally adjudged to have been knowingly fraudulent, deliberately dishonest or willful misconduct or which involved an accounting for profits pursuant to Section 16(b) of the Securities Exchange Act of 1934.

          Article 12 of the Restated Articles of Incorporation of MBI provides that MBI shall extend to its directors and executive officers the indemnification specified in subsections (1) and (2) and the additional indemnification authorized in subsection (7) and that it may extend to other officers, employees and agents such indemnification and additional indemnification.

          Pursuant to directors' and officers' liability insurance policies, with total annual limits of $30,000,000, MBI's directors and officers are insured, subject to the limits, retention, exceptions and other terms and conditions of such policy, against liability for any actual or alleged error, misstatement, misleading statement, act or omission, or neglect or breach of duty by the directors or officers of MBI, individually or collectively, or any matter claimed against them solely by reason of their being directors or officers of MBI.

Item 21.  Exhibits and Financial Statement Schedules
- ----------------------------------------------------

          A.   Exhibits.  See Exhibit Index.
               ---------


          B.   Financial Statement Schedules.  Not Applicable.
               ------------------------------

Item 22.  Undertakings
- ----------------------

          (1) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of MBI pursuant to the foregoing provisions, or otherwise, MBI has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by MBI of expenses incurred or paid by a director, officer or controlling person of MBI in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, MBI will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (2) MBI hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of MBI's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) MBI hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (4) MBI undertakes that every prospectus (i) that is filed pursuant to paragraph (3) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 (Section
230.415 of this chapter), will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (5) MBI hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in the documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

          (6) MBI hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

          (7)  MBI hereby undertakes:

               (a) To file during any period in which offers and sales are being made, a post-effective amendment to this Registration Statement:

                    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof), which individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

                    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

               (b) That for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                             SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, MBI has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of St. Louis, State of Missouri, on June 8, 1995.

                                MERCANTILE BANCORPORATION INC.

                                   /s/ Thomas H. Jacobsen
                                By --------------------------------------------
                                    Thomas H. Jacobsen
                                    Chairman of the Board, President and
                                    Chief Executive Officer


                          POWER OF ATTORNEY

     We, the undersigned officers and directors of Mercantile Bancorporation Inc., hereby severally and individually constitute and appoint Thomas H. Jacobsen and W. Randolph Adams, and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments to this Registration Statement on Form S-4 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the others and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents or each of them to any and all such amendments and instruments.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

     Signature                            Title                          Date
     ---------                            -----                          ----


/s/ Thomas H. Jacobsen
- ------------------------------     Chairman of the Board,           June 8, 1995
Thomas H. Jacobsen                 President, Chief Executive
Principal Executive Officer        Officer and Director


/s/ W. Randolph Adams
- -----------------------------      Senior Executive Vice President  June 8, 1995
W. Randolph Adams                  and Chief Financial Officer
Principal Financial Officer


/s/ Michael T. Normile
- ------------------------------     Senior Vice President - Finance  June 8, 1995
Michael T. Normile                 and Control
Principal Accounting Officer


                                    II-4

     Signature                            Title                          Date
     ---------                            -----                          ----


/s/ Richard P. Conerly
- ------------------------------     Director                        June 8, 1995
Richard P. Conerly



- ------------------------------     Director                        June __, 1995
Harry M. Cornell, Jr.


/s/ Earl K. Dille
- ------------------------------     Director                        June 1, 1995
Earl K. Dille


/s/ J. Cliff Eason
- ------------------------------     Director                        June 8, 1995
J. Cliff Eason


/s/ Bernard A. Edison
- ------------------------------     Director                        June 5, 1995
Bernard A. Edison


/s/ William A. Hall
- ------------------------------     Director                        June 8, 1995
William A. Hall


/s/ Thomas A. Hays
- ------------------------------     Director                        June 1, 1995
Thomas A. Hays


/s/ William G. Heckman
- ------------------------------     Director                        June 8, 1995
William G. Heckman



- ------------------------------     Director                        June __, 1995
Frank Lyon, Jr.


/s/ Charles H. Price II
- ------------------------------     Director                        June 8, 1995
Charles H. Price II


                                    II-5

     Signature                            Title                          Date
     ---------                            -----                          ----


/s/ Harvey Saligman
- ------------------------------     Director                        June 6, 1995
Harvey Saligman


/s/ Craig D. Schnuck
- ------------------------------     Director                        June 5, 1995
Craig D. Schnuck



- ------------------------------     Director                        June __, 1995
Robert L. Stark


/s/ Patrick T. Stokes
- ------------------------------     Director                        June 2, 1995
Patrick T. Stokes


/s/ Francis A. Stroble
- ------------------------------     Director                        June 8, 1995
Francis A. Stroble



/s/ John A. Wright
- ------------------------------     Director                        June 2, 1995
John A. Wright


                                    II-6


                            EXHIBIT INDEX

Exhibit
Number                      Description                                          Page
- -------                     -----------                                          ----

 2.1 Agreement and Plan of Merger dated as of January 27, 1995 by and among MBI, Ameribanc, Inc. and Southwest.

 2.2 Form of Voting Agreement dated as of January 27, 1995 by and between MBI and each of the directors of Southwest.

 3.1 MBI's Restated Articles of Incorporation, as amended and currently in effect, filed as Exhibit 3.1 to MBI's
          Registration Statement No. 33-63196, are incorporated herein by reference.

 3.2      MBI's By-Laws, as amended and currently in effect, filed as
          Exhibit 3.2 to MBI's Registration Statement No. 33-57489, are incorporated herein by reference.

 4.1      Form of Indenture Regarding Subordinated Securities between
          MBI and The First National Bank of Chicago, Trustee, filed as
          Exhibit 4.1 to MBI's Report on Form 8-K dated September 24,
          1992, is incorporated herein by reference.

 4.2      Rights Agreement dated as of May 23, 1988 between MBI and
          Mercantile Bank, as Rights Agent (including as exhibits thereto the form of Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock and the form of Right Certificate), filed as Exhibits 1 and 2 to MBI's Registration Statement No. 0-6045 on Form 8-A, dated May 24, 1988, is incorporated herein by reference.

 4.3      Certificate of Designation, Preferences, and Relative Rights,
          Qualifications, Limitations and Restrictions of the Series
          B-1 Preferred Stock of MBI, filed as Exhibit 4-1 to MBI's
          Report on Form 10-Q for the quarter ended March 31, 1995
          (File No. 1-11792), is incorporated herein by reference.

 4.4      Certificate of Designation, Preferences, and Relative Rights,
          Qualifications, Limitations and Restrictions of the Series
          B-2 Preferred Stock of MBI, filed as Exhibit 4-2 to MBI's
          Report on Form 10-Q for the quarter ended March 31, 1995
          (File No. 1-11792), is incorporated herein by reference.

 5.1 Opinion of Thompson & Mitchell as to the legality of the securities being registered.


 8.1 Opinion of Thompson & Mitchell regarding certain tax matters in the Merger.

10.1 The Mercantile Bancorporation Inc. 1987 Stock Option Plan, as amended, filed as Exhibit 10-3 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.


                                    II-7

Exhibit
Number                      Description                                          Page
- -------                     -----------                                          ----

10.2      Mercantile Bancorporation Inc. Amended and Restated
          Retirement Plan for Directors filed as Exhibit 10 to MBI's
          Report on Form 10-Q for the quarter ended March 31, 1995
          (File No. 1-11792), is incorporated herein by reference.

10.3      The Mercantile Bancorporation Inc. Executive Incentive
          Compensation Plan, filed as Appendix C to MBI's definitive
          Proxy Statement for the 1994 Annual Meeting of Shareholders is incorporated herein by reference.

10.4      The Mercantile Bancorporation Inc. Employee Stock Purchase
          Plan, filed as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.5      The Mercantile Bancorporation Inc. 1991 Employee Incentive
          Plan, filed as Exhibit 10-7 to MBI's Report on Form 10-K for the year ended December 31, 1990 (File No. 1-11792), is incorporated herein by reference.

10.6      Amendment Number One to the Mercantile Bancorporation Inc.
          1991 Employee Incentive Plan, filed as Exhibit 10-6 to MBI's
          Report on Form 10-K for the year ended December 31, 1994, is incorporated herein by reference.

10.7 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan, filed as Appendix B to MBI's definitive Proxy Statement for the 1994 Annual Meeting of Shareholders, is incorporated herein by reference.

10.8 The Mercantile Bancorporation Inc. 1994 Stock Incentive Plan for Non-Employee Directors, filed as Appendix E to MBI's definitive Proxy Statement for the 1994 Annual Meeting of
          Shareholders, is incorporated herein by reference.

10.9      The Mercantile Bancorporation Inc. Voluntary Deferred
          Compensation Plan, filed as Appendix D to MBI's definitive
          Proxy Statement for the 1994 Annual Meeting of Shareholders, is incorporated herein by reference.

10.10 Form of Employment Agreement for Thomas H. Jacobsen, as amended, filed as Exhibit 10-8 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.11     Form of Employment Agreement for John W. McClure, W. Randolph
          Adams, John Q. Arnold and Certain Other Executive Officers, as amended, filed as Exhibit 10-9 to MBI's Report on Form 10-K for the year ended December 31, 1989 (File No. 1-11792), is incorporated herein by reference.

10.12     Form of Change of Control Employment Agreement for John W.
          McClure, W. Randolph Adams, John Q. Arnold and Certain Other
          Executive Officers, filed as Exhibit 10-10 to MBI's Report on
          Form 10-K for the year ended December 31, 1989 (File No.
          1-11792), is incorporated herein by reference.


                                    II-8

Exhibit
Number                      Description                                          Page
- -------                     -----------                                          ----

10.13 Agreement and Plan of Reorganization dated August 17, 1993, by and among MBI and United Postal Bancorp, Inc., filed as
          Exhibit 2.1 to MBI's Registration Statement No. 33-50981, is incorporated herein by reference.

10.14 Amended and Restated Agreement and Plan of Reorganization dated as of December 2, 1994 by and among MBI and TCBankshares, Inc., filed as Exhibit 2.1 to MBI's Report on
          Form 8-K dated December 21, 1994, is incorporated herein by reference.

10.15     The Mercantile Bancorporation Inc. Supplemental Retirement
          Plan, filed as Exhibit 10-12 to MBI's Report on Form 10-K for the year ended December 31, 1992 (File No. 1-11792), is incorporated herein by reference.

23.1 Consent of KPMG Peat Marwick LLP with regard to use of its reports on MBI's financial statements.

23.2 Consent of Kirkpatrick, Phillips & Miller with regard to the use of its report on Southwest's financial statements.

23.3      Consent of Thompson & Mitchell (included in Exhibit 5.1).

24.1      Power of Attorney (included on signature page hereto).

                                    II-9